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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vtech Holdings Ltd

*CURRENT ADDRESS

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JUL 25 2008
THOMSON REUTERS

**FORMER NAME

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FILE NO. 82- 03565 FISCAL YEAR 3-31-08

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OICF/BY: dlw

DAT : 7/24/08

082-03565
ARS
3-31-08


vtech
VTech Group of Companies
vtech



Empowering
Our Customers


vtech



VTech Holdings Ltd HKSE: 303 LSE: VTH

2008 Annual Report

CONTENTS

CORPORATE PROFILE

VTech is one of the world's largest suppliers of corded and cordless telephones and electronic learning products. It also provides highly sought-after contract manufacturing services. Founded in 1976, the Group's mission is to be the most cost effective designer and manufacturer of innovative, high quality consumer electronics products and to distribute them to markets worldwide in the most efficient manner.

With headquarters in the Hong Kong Special Administrative Region and state-of-the-art manufacturing facilities in mainland China, VTech currently has a presence in 10 countries and approximately 30,000 employees, including around 1,600 R&D professionals in R&D centres in Canada, Hong Kong and mainland China. This network allows VTech to stay abreast of the latest technology and market trends throughout the world, while maintaining a highly competitive cost structure.

The Group invests significantly in R&D and launches numerous new products each year. VTech sells its products via a strong brand platform supported by an extensive distribution network of leading retailers in North America, Europe and Asia Pacific. Apart from the well-known VTech brand, the Group has the rights to use the AT&T brand in connection with the manufacture and sale of its wireline telephones and accessories.

Shares of VTech Holdings Limited are listed on both the Hong Kong and London stock exchanges (HKSE: 303; LSE: VTH). Ordinary shares are also available in the form of American Depository Receipts (ADRs) through the Bank of New York Mellon (ADR: VTKHY).

FINANCIAL HIGHLIGHTS

For the year ended 31st March	2008	2007	Change
Operating results (US$ million)			
Revenue	**1,552.0**	1,463.8	6.0%
Gross profit	**583.0**	540.0	8.0%
Operating profit	**228.9**	194.0	18.0%
Profit before taxation	**237.6**	201.5	17.9%
Profit attributable to shareholders	**215.7**	182.9	17.9%
Financial position (US$ million)			
Cash generated from operations	**228.8**	196.9	16.2%
Net cash	**285.4**	246.5	15.8%
Shareholders' funds	**452.3**	343.3	31.8%
Per share data (US cents)			
Earnings per share – basic	**89.4**	76.6	16.7%
Earnings per share – diluted	**88.2**	75.1	17.4%
Dividends per share			
– Interim and Final	**63.0**	50.0	26.0%
– Special	**–**	30.0	Not applicable
Other data (US$ million)			
Capital expenditure	**47.1**	37.2	26.6%
R&D expenditure	**51.3**	45.2	13.5%
Key ratios (%)			
Gross profit margin	**37.6**	36.9	0.7% pts
Operating profit margin	**14.7**	13.3	1.4% pts
Net profit margin	**13.9**	12.5	1.4% pts
EBITDA/Revenue	**16.6**	14.9	1.7% pts
Return on shareholders' funds	**47.7**	53.3	-5.6% pts

Compound Annual Growth Rate

14.1%

Group Revenue in Last 5 Years


US$ million
1,800
1,500
1,200
900
600
300
0
915.2
1,022.0
1,204.6
1,463.8
1,552.0
04
05
06
07
08

58.4%

Dividends per Share in Last 5 Years


US cents
100
80
60
40
20
0
10.0
13.0
32.0
80.0 *
63.0
04
05
06
07
08

* Include a special dividend of US30.0 cents per share

44.5%

Earnings per Share in Last 5 Years


US cents
100
80
60
40
20
0
20.5
25.2
54.9
76.6
89.4
04
05
06
07
08

"Despite challenging economic conditions, VTech reported record revenue and profit, and we were able to expand net profit margin for a third consecutive year."


Product Innovation
Gains in Market Share
Growth Drivers
Operational Excellence
Geographic Expansion



Dear Shareholders,

Despite challenging economic conditions, VTech reported record revenue and profit, and we were able to expand net profit margin for a third consecutive year. We have built a solid foundation for our operations, as we strengthened our leading positions in the telecommunication products (TEL) and electronic learning products (ELP) industries and increased our profile in contract manufacturing services (CMS).

The solid result reflects the success of our strategy, with its focus on four key areas:

- Product innovation
- Gains in market share
- Geographic expansion
- Operational excellence

RESULTS

Revenue for the Group increased by 6.0% over the financial year 2007 to US$1,552.0 million. Profit attributable to shareholders rose by 17.9% to US$215.7 million, while earnings per share increased 16.7% to US89.4 cents. The Board of Directors (the "Board") has proposed a final dividend of US51.0 cents per ordinary share. Together with the interim dividend of US12.0 cents per share, this gives a total dividend for the year of US63.0 cents per ordinary share. Excluding a special dividend of US30.0 cents per share in the financial year 2007, the total dividend per share for the financial year 2008 increases 26.0% over the previous financial year. The increase in dividend payout demonstrates our commitment to shareholders and the strength of our operations.

OPERATIONS

Rising costs posed a challenge to all our businesses during the financial year 2008. High oil prices led to increased prices for plastics while higher commodity prices generally fed into increased prices for other raw materials used in our manufacturing. At the same time, operating and labour costs continued to rise in mainland China, compounded by inflation and a strong appreciation of the Renminbi against the US dollar.

Profit Attributable to Shareholders in Last 5 Years



US$ million
240
200
160
120
80
40
0
46.3
56.9
128.8
182.9
215.7
04
05
06
07
08

While these increases pressured all manufacturers, VTech continued to build on its track record of achieving margin improvement, based on our know-how in R&D and manufacturing. We have leveraged our economies of scale, re-engineered our products and increased our productivity through better utilisation of our manufacturing capacity. At the same time, stringent quality control ensured that our products met customer expectations, helping to raise sales at our businesses.

The TEL business posted higher revenue, despite a decline in US sales. In North America, we pursue a branded business strategy selling under the VTech and AT&T brands, and the overall US market contracted owing to the slowing economy. We nonetheless increased market share as our product innovation enabled us to gain a lead over the competition. In particular, we are benefiting from the convergence of the market towards DECT 6.0 technology, where we have a very well received product line-up.

The stronger performance came from the Original Design Manufacturing (ODM) business, under which we manufacture products for major fixed line telephone operators in Europe and other well-known brand names. We are also increasingly selling to distributors in the Asia Pacific and other emerging markets, with notable sales growth from India, Brazil and Australia.

Revenue at the ELP business reached another record high, led by continuing strength in the traditional ELPs. We secured more shelf space in North America and Europe, and gained further ground in emerging markets. With the basic V.Smile console now in its fourth year, sales of the V.Smile range slowed and in the calendar year 2008 we have added three new members to the V.Smile family to augment the basic console.

The CMS business achieved record revenue for the fourth consecutive year and we are increasingly raising our profile in the electronic manufacturing services industry. The business was able to mitigate the impact of cost increases through economies of scale and leveraging the Group's procurement power. We also succeeded in passing on some cost increases to customers.

OUTLOOK

It is prudent not to foresee growth for the financial year 2009, as economic conditions in our markets, especially the United States, are worsening. In addition, cost pressures will continue due to the high oil price, rising labour costs and inflation in mainland China.

Nevertheless, we remain positive about our future. Our track record in product innovation, dominant position in many markets, strong balance sheet and operational excellence should allow us to strengthen our competitive position. We will continue to manage costs closely and focus on our four strategic drivers for expansion.

In the TEL business, ODM business is expected to grow, as competition weakens and we continue to develop emerging markets. In addition to geographic expansion, we are looking to the future of the telecommunications industry and developing innovative products to capture the potential presented by new technologies. In December 2007, we formed a joint venture with Funkwerk Enterprise Communications GmbH to develop integrated access devices that will start to contribute to sales in the final quarter of the financial year 2009.

Although we expect the branded business in North America to be affected by the slowing US economy, we have developed new product categories that will bring incremental sales. In the third quarter of the financial year 2009, our first AT&T office headsets will be on the shelf and at the beginning of 2009 our new range of enterprise phones for medium sized business will be available.

In the ELP business, market conditions will be challenging. Not only is the US economy slowing, but competition is increasing, while the benefit we have reaped from an appreciating Euro are unlikely to continue.

Nonetheless, the global toy business has historically performed relatively well during economic downturns. We also have a sound strategy that should allow us to grow the business. Continued innovation in products remains at the core of this strategy and this will help rejuvenate the V.Smile range. V-Motion™, an interactive educational gaming system that engages both minds and bodies, is already on the shelves. It will be joined by Cyber Pocket™, a new handheld version to complement the V.Smile Pocket™. Both of these products feature USB connectivity, offering more value to consumers.

Following the success of V.Smile, which brought a new dimension to the ELP business, we are working to create other new categories that can become major growth drivers. One of the new product lines to be launched during the financial year 2009 is KidiCreative™, which offers high-tech creative play for children.

The prospects for the CMS business look promising and we anticipate further sales increases from both existing and new customers. We will continue to focus on medium sized customers and maintain our edge in quality and cost. In mid 2007, we set up a six sigma team to improve operational efficiency and this is beginning to yield results. Work processes are being streamlined and automation increased in order to reduce the dependence on labour, raise productivity and improve product quality. We are also consolidating our supplier base, strengthening relationships with fewer suppliers to ensure we achieve the most favourable pricing.

PROPOSED LONDON DELISTING

VTech is currently listed on both the Hong Kong Stock Exchange and the London Stock Exchange, and the Board has been considering whether this dual listing arrangement is beneficial to the Company and its shareholders. After careful consideration, the Board has come to the view that the relatively significant compliance costs and administrative burdens of maintaining a London listing are not justified by the very limited trading volume of the Company's shares in that market, and hence it is no longer in the Company's best interest to maintain its listing status on the London Stock Exchange. Accordingly, we propose to delist from the London Stock Exchange, while maintaining our listing on the Hong Kong Stock Exchange and a Special General Meeting will be convened in due course, and a circular will be despatched to shareholders.

APPRECIATION

As ever, I would like to thank my fellow directors and all staff for their efforts throughout the year, which have made it successful despite difficult operating conditions.

We should not underestimate the challenges that lie ahead, but with leadership in our markets, a strong balance sheet and a highly efficient manufacturing capability, VTech should benefit in the longer term from the industry consolidation that will ensue.

Allan WONG Chi Yun
Chairman

Hong Kong, 3rd July 2008

REVENUE

The Group revenue for the year ended 31st March 2008 increased by 6.0% over the previous financial year to US$1,552.0 million as a result of an increase in revenue from its three core businesses.

The TEL business recorded a 4.1% increase in revenue to US$688.0 million. This performance was driven by the continued strong demand in Europe, Canada, Asia Pacific and other emerging markets such as Australia, Brazil and India. Revenue from the European market rose by 42.9% or US$54.1 million over the previous financial year to US$180.3 million mainly due to increasing orders from existing customers. Revenue from the Asia Pacific and other regions also rose by 126.1% and 32.3% respectively. In North America, revenue declined by 7.3% over the previous financial year to US$476.8 million as customers reduced inventory in anticipation of an economic slowdown in the United States.

The ELP business achieved another year of growth in revenue with a 8.0% year-on-year increase to US$615.7 million for the financial year 2008. It was mainly attributable to the increased shelf space and innovative products. The growth in revenue from traditional products range led the way and with good sales across the board. The new platform, the Whiz Kid PC Learning System™, launched during the financial year 2008, also contributed to the increase in revenue. With the basic V.Smile platform maturing, sales of the V.Smile range as a proportion of total ELP sales declined to 40.7%, as compared to 51.0% in the previous financial year.

For the CMS business, revenue increased by 6.5% over the previous financial year, reaching US$248.3 million. The growth was mainly driven by new customers in the areas of professional audio equipment and radio frequency products. The CMS business continued to build reputation in the electronic manufacturing services industry through its strategy of providing high quality and flexible services to medium sized customers.

The Group's revenue from its three core businesses was: 44.3% from the TEL business, 39.7% from the ELP business and 16.0% from the CMS business.

North America continues to be the largest market for the Group. Revenue from this market accounted for 55.9% of Group revenue for the financial year 2008. Europe and Asia Pacific accounted for 38.0% and 3.6% respectively. This change in the relative contribution of the three regions mainly reflects the sales increase from all of the Group's businesses in Europe, which more than offset the sales reduction at the TEL business in North America, while the ELP and CMS businesses also achieved growth in North America.

Group Revenue by Region (2008)

Total US$1,552.0 million



EUROPE
38.0%
US$590.0 million
NORTH AMERICA
55.9%
US$868.2 million
ASIA PACIFIC
3.6%
US$56.1 million
OTHERS
2.5%
US$37.7 million

Group Revenue by Product Line (2008)

Total US$1,552.0 million



Telecommunication Products
44.3%
US$688.0 million
Contract Manufacturing Services
16.0%
US$248.3 million
Electronic Learning Products
39.7%
US$615.7 million

GROSS PROFIT/MARGIN

The gross profit for the financial year 2008 was US$583.0 million, an increase of US$43.0 million compared to the US$540.0 million recorded in the previous financial year. Gross margin for the year improved from 36.9% to 37.6%. With measures implemented to enhance operational efficiency in the manufacturing process, better product engineering and higher productivity, the Group was able to improve the gross profit margin in the financial year 2008, although all businesses continued to suffer from the impact of rising labour costs in China, the appreciation of the Renminbi and raw material cost increase.

OPERATING PROFIT/MARGIN

The operating profit for the year ended 31st March 2008 was US$228.9 million, an increase of US$34.9 million or 18.0% over the previous financial year. The improvement mainly came from an increase in gross profit resulting from the overall growth in revenue at the three core businesses and the improvement in gross profit margin. The operating profit margin also improved from 13.3% in the previous financial year to 14.7% in the financial year 2008.

Selling and distribution costs increased by 4.1% from US$238.6 million in the previous financial year to US$248.5 million in the financial year 2008. The increase was mainly attributable to the increased spending on advertising and promotional activities at the ELP business. However, selling and distribution costs as a percentage of Group revenue actually decreased from 16.3% in the previous financial year to 16.0% in the financial year 2008, owing to tight control over operating costs.

Administrative and other operating expenses decreased from US$62.2 million in the previous financial year to US$54.3 million in the financial year 2008. An exchange gain of US$10.7 million was recorded under administrative and other operating expenses in the financial year 2008 because of the appreciation of the Euro, Sterling and the Canadian dollar against the US dollar, as compared to a smaller exchange gain of US$3.1 million recorded in the previous financial year. Excluding the effect of exchange differences, the administrative and other operating expenses slightly decreased by US$0.3 million compared to the previous financial year. Administrative and other operating expenses as a percentage of Group revenue, excluding the effect of exchange differences, actually improved from 4.5% in the previous financial year to 4.2% in the financial year 2008.

Research and development (R&D) activities are vital for the long-term development of the Group. During the financial year 2008, the Group spent US$51.3 million on R&D activities, which represented around 3% of total Group revenue.

Profit Attributable to Shareholders in Last 5 Years


US$ million
240
200
160
120
80
40
0
46.3
56.9
128.8
182.9
215.7
04
05
06
07
08

Group R&D Expenditure in Last 5 Years


US$ million
60
50
40
30
20
10
0
33.2
38.5
40.3
45.2
51.3
04
05
06
07
08

Group EBITDA/Revenue and EBIT/Revenue in Last 5 Years


%
18
15
12
9
6
3
0
7.4
7.9
12.9
14.9
16.6
EBITDA/Revenue
5.4
6.1
11.3
13.3
14.7
EBIT/Revenue
04
05
06
07
08

NET PROFIT AND DIVIDENDS

The profit attributable to shareholders for the year ended 31st March 2008 was US$215.7 million, an increase of US$32.8 million as compared to the previous financial year. The ratios of EBIT and EBITDA to revenue were 14.7% and 16.6% respectively.

Basic earnings per share for the year ended 31st March 2008 were US89.4 cents as compared to US76.6 cents in the previous financial year. During the year, the Group declared and paid an interim dividend of US12.0 cents per share, which aggregated to US$29.1 million. The directors have proposed a final dividend of US51.0 cents per share, which will aggregate to US$124.2 million. The total dividend for the year amounts to US63.0 cents per share. Excluding a special dividend of US30.0 cents per share in the financial year 2007, the total dividend per share for the financial year 2008 increases 26.0% over the previous financial year.

LIQUIDITY AND FINANCIAL RESOURCES

Shareholders' funds as at 31st March 2008 were US$452.3 million, a 31.8% increase from the US$343.3 million reported for the financial year 2007. The net assets per share increased by 29.2% from US$1.44 to US$1.86.

As at 31st March 2008 and 2007	2008 US$ million	2007 US$ million
Cash	285.4	246.5
Less: Total interest bearing liabilities	–	–
Net cash position	285.4	246.5
Currency-linked deposits	14.7	–
	300.1	246.5

As at 31st March 2008, the net cash plus currency-linked deposits with principal protected had increased to US$300.1 million, up 21.7% from US$246.5million at the previous year-end. The Group is substantively debt-free, except for an insignificant amount in the form of a fixed-interest bearing equipment loan which is denominated in Euro and repayable within one year.

TREASURY POLICIES

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates arising from the Group's global operations. It is our policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge certain exposures.

WORKING CAPITAL

As at 31st March 2008 and 2007 All figures are in US$ million unless stated otherwise	2008	2007
Stocks	132.4	124.1
Average stocks as a percentage of Group revenue	8.3%	8.8%
Turnover days	72 days	68 days
Trade debtors	182.2	178.7
Average trade debtors as a percentage of Group revenue	11.6%	11.7%
Turnover days	65 days	65 days

The stock balance as at 31st March 2008 increased by 6.7% over the balance at 31st March 2007 to US$132.4 million. The increase in stock level is primarily to meet anticipated sales orders in the first quarter of the financial year 2009. The turnover days increased from 68 days to 72 days. The trade debtors balance as at 31st March 2008 was US$182.2 million as compared to US$178.7 million in the previous financial year. The turnover days were 65 days, the same as in the previous financial year. The increase in trade debtors balance as at 31st March 2008 was mainly due to an increase in revenue in the fourth quarter when compared with the corresponding period of the previous financial year. The increase in sales at the TEL business in Europe also led to a higher trade debtors balance because European customers of our ODM business tend to have a longer settlement period.

CAPITAL EXPENDITURE

For the year ended 31st March 2008, the Group invested US$47.1 million in the construction of buildings, purchase of plant and machinery, equipment, computer systems and other tangible assets. All of these capital expenditures were financed from internal resources.

CAPITAL COMMITMENTS AND CONTINGENCIES

The Group will incur capital expenditure of US$32.0 million in the financial year 2009 for ongoing business operations. In addition, we are planning to further invest US$25.2 million to build the third manufacturing facilities in Qingyuan, northern Guangdong province in the next three years.

All of these capital expenditures will be financed from internal resources.

As of the financial year end date, the Group had no material contingencies.

Telecommunication Products

Design Matters

We strive to create products that enhance consumers' lives, around the world. Our phones are "Designed to fit your home. And your life." More than just a communication device, they are a stylish lifestyle accessory.

Perfect Blending of Design and Technology


Connecting...
MSNGR
vtech
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IS6110
The industry's first instant messaging cordless phone

TEL Revenue by Region (2008)


Total US$688.0 million
EUROPE
26.2%
US$180.3 million
ASIA PACIFIC
1.5%
US$10.4 million
NORTH AMERICA
69.3%
US$476.8 million
OTHERS
3.0%
US$20.5 million

TEL Revenue in Last 5 Years


US$ million
800
700
600
500
400
300
200
100
0
687.2
612.5
594.7
660.6
688.0
04
05
06
07
08

We continue to employ new technologies to make our phones even better



AT&T TL7610
A DECT 6.0 cordless headset for office

Always a Pioneer

We have an excellent track record of industry "firsts"

Revenue for the financial year 2008 at the TEL business rose 4.1% over the previous financial year to US$688.0 million. The business accounted for 44.3% of Group revenue, against 45.1% in the previous financial year.

In contrast to the financial year 2007, growth was mainly driven by increased sales to Europe, Asia Pacific and other emerging markets, where we mainly operate an ODM business.

Sales to Europe grew by 42.9% to US$180.3 million, representing 26.2% of the total TEL revenue. Growth was mainly buoyed by increasing sales to existing customers as we were able to offer them more price competitive products through our new technology platform. Sales to the Asia Pacific and other emerging markets also rose by 126.1% and 32.3% respectively, with notable sales growth from Australia, Brazil and India.

Adding to our ODM business, in December 2007, we entered into a joint venture with Funkwerk Enterprise Communications GmbH (FEC), a leading supplier of network and communications solutions based in Germany. Under the joint venture arrangement, FEC will provide the expertise and software platform for the development of integrated access devices, whereas VTech will be responsible for hardware design and manufacturing. The first shipment is expected in the final quarter of the financial year 2009.

Sales to North America, where we operate a branded business, declined by 7.3% to US$476.8 million. Although sales to Canada increased markedly owing to expanded distribution channels, this could not offset the sales decline in the United States where customers reduced inventory in anticipation of an economic slowdown. During the financial year 2008, North America represented 69.3% of total TEL revenue.

Despite the US slowdown, VTech continued to outperform the competition, gain market share and maintain its number one position, combining the market shares of the VTech and AT&T brands, in the US cordless phone market. To strengthen our leadership position in design and technology innovations further, we launched many groundbreaking new products in early 2008.

On the technology side, VTech added to its track record of industry "firsts" by introducing a cordless phone with instant messaging capability, the IS6110, which features an extra-large, high-resolution colour LCD and a full Qwerty keyboard.

The new AT&T DECT 6.0 series, meanwhile, brought to the market phones that deliver the best range and voice clarity using a proprietary antenna technology.

In cutting edge design, we extended the popular V.Mix range through the launch of the LS6117 DECT 6.0 cordless phone, which allows users to customise handsets with their own graphics. Our new V.Style series also created a new trend and standard in stores, offering high-end industrial design cordless telephones to consumers.



Comfort and leading-edge industrial design are the hallmarks of our products

LS6117
Users can personalise their phone – as often as they like

Electronic Learning Products

Lesson One

Our ELP business started in 1980. Since then, we have been designing innovative products for children of all ages that have helped make learning fun.

We are one of the pioneers in electronic learning products



Sales Expansion
Increased Shelf Space
Innovative Products



The ELP business delivered its third consecutive year of record performance in the financial year 2008, with revenue increasing by 8.0% to US$615.7 million. This is equivalent to 39.7% of total Group revenue, as compared to 39.0% in the previous financial year.

Growth mainly came from Europe, where we maintained our long-established leadership position in our principal markets, as revenue grew by 13.5% over the previous financial year to US$296.1 million. Sales in North America also posted gains, growing 3.5% to US$291.1 million.

Innovative products, supported by increased shelf space, are the main drivers for this sales expansion. Traditional ELPs led the way, with strong sales across the board. Sales of Whiz Kid PC Learning System™ (Whiz Kid), a product for preschoolers, however, were not up to expectation. This notwithstanding, Whiz Kid's tremendous value and rich contents have not been unrecognised by the market and it was named one of "Dr. Toy's 10 Best High-Tech Products 2007".

ELP Revenue in Last 5 Years



US$ million
700
600
500
400
300
200
100
0
130.7
281.1
451.7
570.1
615.7
04
05
06
07
08

The maturing of the basic V.Smile platform led to an easing off in sales of both consoles and cartridges. Consequently, contribution of the V.Smile range to total ELP sales declined to 40.7%, compared to 51.0% in the previous financial year. Nonetheless, the V.Smile console and cartridges continued to be the top selling platform items in the electronic preschool category in the United Kingdom, France and Germany in the calendar year 2007.



Contributions from a strong advisory council of leading experts reinforce the educational value of our innovative toys

V-Motion™

ELP Revenue by Region (2008)

Total US$615.7 million


EUROPE
48.1%
US$296.1 million
ASIA PACIFIC
1.8%
US$11.3 million
NORTH AMERICA
47.3%
US$291.1 million
OTHERS
2.8%
US$17.2 million

Kidizoom Camera™ won the **"Toy of the Year 2007" award in the Netherlands**

To augment the basic console, three new members of the V.Smile family have been launched in the calendar year 2008. The new V-Motion console combines educational video gaming with a wireless motion-activated controller. Together with the associated game titles, it creates an interactive gaming experience that engages both minds and bodies. The new Cyber Pocket joins the existing V.Smile Pocket in our offering of handheld educational gaming systems. This product features a writing pad and a flip-up, high quality LCD display. To complete the line-up, PC Pal™ is an interactive TV educational game console equipped with a wireless keyboard, a mouse and a writing pad. With the associated game titles, it teaches basic computer skills such as typing and mouse manipulation to children as young as three years old.

Both V-Motion and Cyber Pocket include V.Link™, a USB drive that connects children to VTech's secure online sites to unlock bonus games and track their learning progress. These new V.Smile products are also compatible with the entire existing V.Smile Smartridge library, which, in calendar year 2008, is joined by eight new titles. These new titles include Kung Fu Panda, WALL•E, Thomas & Friends, Mickey Mouse Clubhouse, Dora the Explorer, Scooby-Doo, Wonder Pets, as well as Spiderman & Friends.

In addition to this strengthened V.Smile family, major product launches in the calendar year 2008 also include the KidiCreative line and Create-A-Story™. KidiCreative is a line of products that offer high-tech creative play for children. It includes the award-winning Kidizoom Camera™, KidiArt Studio™, KidiJamz Studio™ music keyboard and KidiDoodle™ game pad. Create-A-Story is a TV connected interactive reading system that empowers children with the ability to create their own animated stories involving their favourite Disney characters.

V.Smile Cyber Pocket™
A portable gaming system with a flip-up screen and writing pad



Stringent quality standards ensure our products meet customer expectations

Beyond Expectations

We value customer satisfaction by providing high quality, flexible services. This is the key to our good reputation and has underpinned the continuous growth of the last few years.


NXT

We leverage our strong R&D capability to the benefit of our customers

Word-of-mouth recommendation is our main source of new businesses

Fully in Control

We maintain good control over quality and cost. Our service quality is evidenced by the numerous supplier awards we receive every year. We make every effort to mitigate the effect of cost increases through economies of scale and leveraging the Group's procurement power.



The CMS business achieved a fourth consecutive record performance, with revenue for the financial year 2008 increasing by 6.5% over the financial year 2007 to US$248.3 million. The business accounted for 16.0% of Group revenue, against 15.9% in the previous financial year. The growth was mainly driven by new customers in the areas of professional audio equipment and radio frequency products.

With a strong commitment to providing high quality and flexible services to medium sized customers, we continued to build our reputation in the Electronic Manufacturing Services industry and are increasingly winning business through word-of-mouth recommendation. This is especially true in the field of professional audio equipment, which as a result became the largest product category of the CMS business in the financial year 2008, accounting for 26.8% of total CMS revenue. This category was followed by switching mode power supplies at 25.4%, home appliances at 13.0% and wireless products at 13.0%.

Geographically, North America showed greater momentum than Europe, raising its share of total CMS revenue from 36.6% in the previous financial year to 40.4% in the financial year 2008. Europe remained the largest market of the CMS business, accounting for 45.7% of total CMS revenue, followed by Asia Pacific at 13.9%. During the financial year 2008, the business made good progress in developing Japanese customers, who have been impressed by our new dedicated facility.

CMS Revenue by Region (2008)

Total US$248.3 million


EUROPE
45.7%
US$113.6 million
ASIA PACIFIC
13.9%
US$34.4 million
NORTH AMERICA
40.4%
US$100.3 million

The quality of the service we offer was again evidenced by a number of supplier awards. These included one in recognition of outstanding collaboration and execution in manufacturing from a customer in the field of wireless products, and one acknowledging that we had met the highest supplier standards for a customer in the field of solid-state lighting system.



Despite continued cost pressures, the CMS business has been able to mitigate the impact of cost increases through economies of scale and leveraging the procurement power of the Group. We were also able to pass on some cost increases to customers. In the middle of the calendar year 2007, the business initiated a six sigma project in order to achieve further cost improvements.

CMS Revenue in Last 5 Years


US$ million
280
240
200
160
120
80
40
0
97.3
128.4
158.2
233.1
248.3
04
05
06
07
08

CMS Revenue by Product Line (2008)

Total US$248.3 million


Professional Audio Equipment
26.8%
US$66.5 million
Switching Mode Power Supplies
25.4%
US$62.9 million
Wireless Products
13.0%
US$32.2 million
Home Appliances
13.0%
US$32.3 million
Others
21.8%
US$54.4 million

VTECH AND
Our Shareholders

VTech aims to enhance shareholder value through:

- Strengthening the competitive position of the Group's businesses
- Continuous efforts to achieve sustainable growth in shareholder returns and in the Group's return on investment
- Ensuring timely, true, comprehensive and non-selective disclosure of the Group's financial information and operating performance

Returns – Dividends

The dividend payout ratio of the Group is linked to its operating earnings performance, financial position and future investment opportunities. In the financial year 2008, the dividend payout ratio was 71.1% of the Group's net profit, against 65.3% in the previous financial year.

Share Performance

(for the year ended 31st March 2008)

Highest closing price	HK$79.65 (on 16th July 2007)
Lowest closing price	HK$31.0 (on 18th March 2008)

Investor Communications

VTech has a proactive investor relations and communications programme that keeps investors and shareholders abreast of the Group's latest developments and we encourage suggestions for improvement. During the financial year, we held one-on-one meetings with investors, organised site visits to our manufacturing facilities in mainland China and participated in investor conferences.

Key financial announcements are webcast, accompanied by the detailed slide presentations and other important financial information. The Group's quarterly newsletter outlines the latest products and marketing initiatives of the Group's businesses. Up-to-date information on the Group's development, financial data and stock information are available at the corporate website www.vtech.com. All key information can be downloaded.

VTECH AND
Our Employees

The average number of employees for the financial year 2008 was 29,000, an increase of 2.8% from 28,200 in the previous financial year. Employee costs for the year ended 31st March 2008 were approximately US$157 million, as compared to approximately US$138 million in the financial year 2007.

Employment and Remuneration Policy

VTech's policy is to treat all employees on the basis of merit, qualifications and competence. The Group creates a supportive work environment in which all employees can enjoy equal opportunities at work and avoid discrimination on the grounds of age, sex, marital status, disability or any other non-job related factor.

The Group has an incentive bonus scheme and a share option scheme for its employees, with salaries, bonuses and benefits determined with reference to the performance, qualifications and experience of individual employees.

Communications and Personal Development

The latest technology is used to engage in dialogue with employees at all levels, including an intranet and interactive webcasts. Training is provided to build skills and competencies. Staff members regularly attend internal training courses and may apply for external training sponsorships.

Celebrating at Work

Each year, VTech organises social events for its employees worldwide, helping to foster a team spirit, promote life balance and enhance motivation.

During the financial year 2008, the focus was very much on work life balance and employee health. We entered a team in the annual dragon boat races in Hong Kong and put in a strong showing with more than 300 participants at the Standard Chartered Hong Kong Marathon. A special "Sports Month" encouraged employees to play various sports at venues hired by the Group.


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Standard Chartered HK Marathon
渣打馬拉松 2008

VTECH AND

Our Communities

In its philanthropic efforts, VTech focuses on initiatives supporting education, innovation and technology.

During the financial year 2008, we again supported Business of Design Week as well as charity sales and blood donations organised by the Red Cross in Hong Kong. We also supported work in rural areas of mainland China through donations to Heifer International – Hong Kong.


Let's give blood!

In North America, two new initiatives were launched. Working with the Ladies PGA, our "Under Par to Above Par" programme donated cash and phones to the Step Up Women's Network. The "Whiz Kid Class of 2020" competition saw three kindergartens win Whiz Kid, new personal computers and printers.



VTECH AND

The Environment

VTech regards care for the environment and making a positive contribution to efforts to tackle climate change as an important part of its corporate social responsibility.

Throughout our operations worldwide, we encourage waste reduction, environmentally sound processes, energy efficiency and recycling. At the factory level, we have converted lighting to energy saving systems and set temperature controls at 25 degrees celsius for air-conditioned production floors. We also treat waste water and exhaust air before discharge and have installed numerous electricity saving devices.

For our products, we are committed to conform to the highest standards of environmental legislation or guidelines, such as RoHS in Europe and Energy Star in the United States. We have also developed and patented 100% recyclable window box packaging to replace the previous clamshell packages used for TEL products.


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ENERGY STAR

RoHS Compliant


Auszeichnung
für Qualität 2006

April 07

TELECOMMUNICATION PRODUCTS

VTech Telecommunications Limited received the Supplier Award from Deutsche Telekom in recognition of its outstanding quality.

June 07

CORPORATE

VTech Holdings Limited announced outstanding annual results for the year ended 31st March 2007, with record revenue and profit.

July 07

CORPORATE

VTech Holdings Limited was ranked among the "InfoTech 100" by *BusinessWeek* for the second consecutive year, a commendation based upon total revenue, return on equity, shareholder return and revenue growth.



September 07

TELECOMMUNICATION PRODUCTS

The 6032 DECT 6.0 cordless phone ranked first in a test conducted by *Good Housekeeping* in the United States for its ability to "deliver crystal clear voice quality with no interference" and also for "its slim, futuristic design".

ELECTRONIC LEARNING PRODUCTS

Whiz Kid and Sit-to-Stand Dancing Tower were on the "Hot 20" toy list of *The Toy Insider* in the United States.

Kidizoom Camera won the "Toy of the Year 2007" award in the category of electronic games in Belgium.

Genius TV Progress won the "Toy of the Year 2007" award in the category of educational and science games in Belgium.

Kidizoom Camera and Dora TV Globe each won "Toy of the Year 2007" awards in the Netherlands.



CONTRACT MANUFACTURING SERVICES

VTech Communications Limited received an award for the "Round Table Project" from a communications product customer.



October 07

ELECTRONIC LEARNING PRODUCTS

Kidizoom Camera was named "2008 CTTC/Energizer Battery-operated Toy of the Year" by the Canadian Toy Testing Council (CTTC).

V.Smile TV Learning System received the "Seal of Approval" from the National Parenting Center in the United States.


V.SMILE

November 07

ELECTRONIC LEARNING PRODUCTS

V.Smile TV Learning System received the *"Prima Baby* Reader Awards" in the United Kingdom.

Kidizoom Camera and Whiz Kid both won the "iParenting Media Awards" in the United States.

December 07

TELECOMMUNICATION PRODUCTS

VTech Telecommunications Limited formed a joint venture with Funkwerk Enterprise Communications GmbH, a leading Germany-based supplier of network and communications solutions, to develop integrated access devices.

January 08

TELECOMMUNICATION PRODUCTS

VTech Communications, Inc. participated in the 2008 Consumer Electronics Show (CES) in Las Vegas, introducing dozens of new products, including the industry's first instant messaging cordless phone system.

CONTRACT MANUFACTURING SERVICES

VTech Communications Limited was presented an award by a solid-state lighting customer for reaching the highest supplier grade.



February 08

ELECTRONIC LEARNING PRODUCTS

VTech announced the launch of its 2008 product line at the American International Toy Fair, which included a mix of high-tech learning toys, such as motion-activated V-Motion and KidiCreative line.

March 08

TELECOMMUNICATION PRODUCTS

VTech Communications, Inc. received the "Best Buy" certificate from *Consumers Digest* in the United States, in recognition for delivering excellent value in the marketplace.


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CORPORATE GOVERNANCE REPORT

CORPORATE GOVERNANCE PRACTICES

VTech Holdings Limited is incorporated in Bermuda. The Company has its primary share listing on The Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange") and London Stock Exchange Plc. The primary corporate governance rules applicable to the Company is the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Throughout the year ended 31st March 2008, the Company has complied with all the code provisions of the Code and to a large extent, the recommended best practices in the Code except for the deviation from code provision A.2.1 of the Code as described below.

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Dr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board, as four out of seven of our directors are independent non-executive directors. The Board believes the appointment of Dr. Allan WONG to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

The Company is not subject to the Combined Code on Corporate Governance under the Listing Rules of the Financial Services Authority in the United Kingdom (the "UK Listing Rules") that applies to United Kingdom incorporated companies.

MODEL CODES OF SECURITIES TRANSACTIONS

The Company has adopted the Model Codes as set out in Appendix 10 to the Listing Rules and Annex 1 to Rule 9 of the UK Listing Rules regarding securities transactions by directors and senior management in relation to the accounting period covered by the Annual Report. After specific enquiry, all directors of the Company confirmed that they have complied with the required standard of dealings set out therein throughout the year.

BOARD OF DIRECTORS

The Board currently comprises three executive directors and four independent non-executive directors. The names and brief biographies are set out on page 20 of this report. The non-executive directors are high calibre executives with diversified industry expertise and bring a wide range of skills and experience to the Group. They bring to the Company independent judgement on issues of strategy, performance, risk and people through their contribution at Board meetings. The Board considers that four non-executive directors, being the majority of the Board, are independent in character and judgement and they also meet the independence criteria set out in Rule 3.13 of the Listing Rules. All non-executive directors are appointed for a specific term of three years and all directors are required to submit themselves for re-election at least once every three years under the Company's Byelaws. In accordance with the Company's Byelaws, each new director appointed by the Board shall hold office until the next following annual general meeting and thereafter the directors will be subject to retirement by rotation.

The Board has received from each independent non-executive director a written annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules.

The Board's focus is on the formulation of business strategy and policy, and control. Matters reserved for the Board are those affecting the Company's overall strategic policies, finances and shareholders. These include: preliminary announcements of interim and final results, dividend policy, the annual budgets, major corporate activities such as material acquisitions and disposals, and connected transactions.

Four Board meetings at approximately quarterly interval are scheduled for 2008/09 with other meetings are held as required. All Directors have access to the advice and services of the Company Secretary and independent professional advice may be taken by the Directors as required.

The attendance of individual members of the Board and other Board Committees during the financial year is set out below:

	Meetings attended/Eligible to attend			
	Board	Audit Committee	Remuneration Committee	Nomination Committee
Executive Directors				
Allan WONG Chi Yun	4/4	–	–	1/1
Edwin YING Lin Kwan	4/4	–	–	–
PANG King Fai	4/4	–	–	–
Independent Non-Executive Directors				
Raymond CH'IEN Kuo Fung	2/4	2/2	2/2	1/1
William FUNG Kwok Lun	1/4	1/2	1/2	0/1
Michael TIEN Puk Sun	3/4	2/2	2/2	1/1
Patrick WANG Shui Chung	3/4	–	–	1/1

BOARD COMMITTEES

The Board has established four committees with specific responsibilities as described below. The terms of reference of the Remuneration Committee, Nomination Committee and Audit Committee are posted on the Company's website.

Remuneration Committee

The Remuneration Committee is chaired by Mr. Michael TIEN Puk Sun with Dr. Raymond CH'IEN Kuo Fung and Dr. William FUNG Kwok Lun as members, all of whom are independent non-executive directors. It is responsible for reviewing and recommending all elements of the executive directors and senior management remuneration. The fees of the non-executive directors are determined by the Board.

The Remuneration Committee met twice during the year. The Committee discussed and reviewed the remuneration packages of all executive directors and the granting of share options to the executive directors and senior management.

Nomination Committee

The Nomination Committee is chaired by Dr. William FUNG Kwok Lun with Dr. Raymond CH'IEN Kuo Fung, Mr. Michael TIEN Puk Sun, Dr. Patrick WANG Shui Chung and Dr. Allan WONG Chi Yun as members. The majority of the members of the Nomination Committee are independent non-executive directors. It is responsible for reviewing the Board composition and identifying and nominating candidates for appointment to the Board such that it has the required blend of skills, knowledge and experience.

The Nomination Committee met once during the year and considered the appointment of two executive directors during the year.

Audit Committee

The Audit Committee is chaired by Dr. Raymond CH'IEN Kuo Fung with Dr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun as members, all of whom are independent non-executive directors. It has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

Dr. Raymond CH'IEN is the Chairman of the Audit Committee and has the appropriate financial management expertise as required under the Listing Rules. The Audit Committee held two meetings during the year. It reviewed the work done by internal and external auditors, the relevant fees and terms, reports from external auditors in relation to the interim and annual financial statements, and receives regular reports from the internal audit functions in accordance with the Committee's term of reference. The meetings were attended by the Chairman, Chief Compliance Officer, Chief Financial Officer and external auditors.

Auditors' Remuneration

An analysis of remuneration in respect of audit and non-audit services provided by KPMG, the auditors, is shown in note 2 to the financial statements.

Risk Management Committee

The Risk Management Committee, comprising the executive directors, held two meetings during the year to review the Group's risk management and internal control systems.

RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTS

The Board is responsible for presenting a balanced, clear and understandable assessment of annual and interim reports, price-sensitive announcements and other disclosures required under the Listing Rules and other regulatory requirements.

The Directors acknowledge their responsibility to prepare the financial statements as set out on page 28. The statement of the external auditors about their reporting responsibilities on the financial statements is set out on page 28.

INTERNAL CONTROLS

The Directors have the overall responsibility for internal control, including risk management, and sets appropriate policies having regard to the objectives of the Group. The Directors, through the Audit Committee, have conducted an annual review of the effectiveness of the Group's system of financial and non-financial controls. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. Controls are monitored by management review and by a programme of internal audits.

The Audit Committee reviews the effectiveness of the internal control environment of the Group. The Internal Audit Department carries out annual risk assessment on each audit area and derives an annual audit plan according to their risk rankings. The audit plan is reviewed and agreed by the Audit Committee. In addition to the agreed schedule of work, the Internal Audit Department conducts other review and investigative work as may be required. The Audit Committee receives summary reports from the internal and external auditors periodically. The results of internal audit reviews and responses to the recommended corrective actions are reported to the executive directors and Audit Committee. The Internal Audit Department is also responsible for following up the corrective actions to ensure that satisfactory controls are maintained. The Audit Committee considered that the key areas of the corrective action were reasonably implemented.

The Group has put in place an organisational structure with formal defined lines of responsibility and delegation of authority. There are also established procedures for planning and budgeting, capital expenditure, treasury transactions, information and reporting systems, and for monitoring the Group's businesses and their performance.

WHISTLEBLOWER POLICY

The Group maintains a whistleblower policy to facilitate the raising of concerns by employees. Procedures are established for employees to report complaints and internal malpractice directly to the Chief Compliance Officer, who will review complaints and determine the mode of investigation and subsequent corrective action. Recommendations on improvements are communicated to the respective departments senior management for implementation. The Chief Compliance Officer reports the results of their review of the complaints received to the Audit Committee twice a year.

CODE OF CONDUCT

Employees are required to strictly follow the Code of Conduct to ensure the Group operates to the highest standards of business conduct and ethics in our dealings with customers, business partners, shareholders, employees, and the business communities. Every employee is provided a copy of the Code of Conduct and they are required to confirm compliance with the Code in writing each year.

DIRECTORS AND SENIOR MANAGEMENT

PROFILE OF DIRECTORS

Allan WONG Chi Yun, GBS, MBE, JP, aged 57, Chairman and Group Chief Executive Officer, co-founded the Group in 1976. Dr. WONG holds a Bachelor of Science degree in Electrical Engineering from the University of Hong Kong, a Master of Science degree in Electrical and Computer Engineering from the University of Wisconsin and an Honorary Doctorate of Technology from the Hong Kong Polytechnic University. Dr. WONG is a member of the Commission on Strategic Development under the Central Policy Unit, a member of the Greater Pearl River Delta Business Council and a council member of the University of Hong Kong. He is an independent non-executive director of The Bank of East Asia, Limited, China-Hong Kong Photo Products Holdings Limited and Li & Fung Limited.

Edwin YING Lin Kwan, aged 55, Executive Director and Group Chief Operating Officer, holds BSc (ME) from the University of Hong Kong. He joined the Group in 1986 as Chief Mechanical Engineer, left the Group as Chief Executive Officer of Electronic Learning Products business in 2004 and rejoined the Group as Group Chief Operating Officer in December 2006. Mr. YING has over 30 years of experience in electronics manufacturing.

PANG King Fai, aged 52, Executive Director and Group Chief Technology Officer, holds BSc (Eng) from the University of Hong Kong, an MPhil from London University and PhD (EE) from Stanford University. He is a Fellow of the Institution of Engineering and Technology. Dr. PANG joined the Group in 2004 as Group Chief Technology Officer. He has over 20 years of experience in design engineering for consumer electronics products. He is also an Honorary Professor of the Electrical and Electronic Engineering Department of the University of Hong Kong.

Raymond CH'IEN Kuo Fung, GBS, CBE, JP, aged 56, appointed as Independent Non-executive Director in 2001. Dr. CH'IEN is the Chairman of CDC Corporation as well as Chairman of its subsidiary, China.com Inc. He was appointed as the independent non-executive Chairman of Hang Seng Bank Limited in August 2007. He is also the non-executive chairman of MTR Corporation Limited and HSBC Private Equity (Asia) Limited. Dr. CH'IEN serves on the boards of the Hongkong and Shanghai Banking Corporation Ltd, Inchcape plc, Convenience Retail Asia Limited, The Wharf (Holdings) Limited and Swiss Reinsurance Company. In public service, Dr. CH'IEN is the Chairman of the Hong Kong/European Union Business Cooperation Committee, a Hong Kong member of the APEC Business Advisory Council and a member of the Standing Committee of the Tianjin Municipal Committee of the Chinese People's Political Consultative Conference. Dr. CH'IEN is an honorary President and past Chairman of the Federation of Hong Kong Industries. He received a doctoral degree in Economics from the University of Pennsylvania and became a Trustee of the University in 2006. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star Medal in 1999.

William FUNG Kwok Lun, SBS, OBE, JP, aged 59, appointed as Independent Non-executive Director in 2001. Dr. FUNG is the Group Managing Director of Li & Fung Limited and a deputy chairman of The Hongkong and Shanghai Banking Corporation Limited. He is a non-executive director of Convenience Retail Asia Limited, Integrated Distribution Services Group Limited, HSBC Holdings plc. and an independent non-executive director of CLP Holdings Limited and Shui On Land Limited. He has held key positions in major trade associations. He is the past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Committee for the Pacific Economic Cooperation Committee and the Hong Kong Exporters' Association, currently a member of The Hong Kong Trade Development Council. Dr. FUNG holds a Bachelor of Science degree in Engineering from Princeton University and an MBA degree from the Harvard Graduate School of Business. He has been awarded an Honourary Doctorate degree of Business Administration by the Hong Kong University of Science and Technology.

Michael TIEN Puk Sun, BBS, JP, aged 57, appointed as Independent Non-executive Director in 2001. Mr. TIEN holds a Bachelor of Science Degree in Electrical Engineering from Cornell University, USA and an MBA degree from Harvard Business School. Mr. TIEN is the Chairman and founder of the G2000 Group which started its business back in 1979. Before starting up G2000, he worked with Macy's Department Store in New York, USA. Mr. TIEN is an active member in Hong Kong community affairs, holding posts including the Chairman of the Standing Committee on Language Education and Research, the Chairman of the Employee Retraining Board and a member of the Education Commission. Mr. TIEN was appointed as National People's Congress Hong Kong Deputy in 2008.

Patrick WANG Shui Chung, JP, aged 57, appointed as Independent Non-executive Director in 2001. Dr. WANG obtained his Bachelor and Master of Science degrees in Electrical Engineering and received an Honourary Doctorate of Engineering from Purdue University in Indiana, USA. Dr. WANG is currently the Chairman and Chief Executive Officer of Johnson Electric Holdings Limited, a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Tristate Holdings Ltd. He is a member of the Steering Committee on Innovation and Technology, the Chairman of the Hong Kong Applied Science and Technology Research Institute Company Limited and a director of a charitable organization, Heifer International Hong Kong Limited.

PROFILE OF SENIOR MANAGEMENT

Telecommunication Products

Kent WONG Wah Shun, aged 45, Chief Executive Officer of the Branded business, is responsible for overseeing the Telecommunication Products business under VTech and AT&T licensed brands. Mr. WONG joined VTech in 1989 and over the years has held management positions in a number of areas including business development, product management and development, engineering and manufacturing operations. Mr. WONG holds a Master degree in Engineering, a Master degree in Engineering Management and an MBA degree. Mr. WONG is a Chartered Engineer and Chartered Manager, holding a Membership of Institute of Engineering and Technology, and Fellowship of Chartered Management Institute, UK.

TONG Chi Hoi, aged 43, President of ODM business, is responsible for overseeing the ODM (Original Design Manufacturing) and SOHO (Small Office Home Office) of Telecommunication Products business worldwide. Mr. TONG joined VTech in December 2006. He has over 20 years of experience in the electronics and manufacturing industry. Mr. TONG holds a First Class Honours Bachelor degree in Electrical and Electronics Engineering from the University of London. He is a member of Institute of Electrical and Electronics Engineers, Inc., US.

Nicholas P. DELANY, aged 56, President of VTech Communications, Inc., is responsible for the Telecommunication Products business in US specifically business development, sales, customer support, business intelligence processes, supply chain, logistics, IT, HR/Administration, finance and marketing. Prior to joining VTech in 2000, Mr. DELANY had over 20 years of sales and management experience in the industrial, retail, construction and mining industries in Asia, Europe and South Africa. He also has 10 years of experience in developing supply chain systems with leading corporations in North America including The Stanley Works, Inc. Mr. DELANY holds a Bachelor Degree in Marketing and Financial Management from the University of South Africa & Damlein College.

Gordon CHOW, aged 52, President of VTech Technologies Canada Ltd, is responsible for both the Telecommunication Products and Electronic Learning Products business in Canada. He established the Canadian operations in 1986. Mr. CHOW holds a Bachelor of Commerce degree from the University of British Columbia and is a member of the Institute of Chartered Accountants of British Columbia. He is a member of the Board of Governors of Crofton House School in Vancouver. Mr. CHOW has served as a member of the President's Advancement Council of British Columbia Institute of Technology and a director of the BCIT Foundation. He was also a member of the Royal Roads University - MBA Advisory Board and a director of the Canadian Toy Association.

Gary TAM Wai Keung, aged 44, Senior Vice President of Sales, is responsible for the business development and sales and marketing activities of ODM (Original Design Manufacturing) Telecommunication Products business worldwide. Mr. TAM has over 20 years of sales and marketing experience. Mr. TAM joined VTech in 1986 and he held management positions in a number of areas including operations, sales and marketing. He holds a Bachelor degree in Electronics from the Chinese University of Hong Kong and an MBA degree from Strathclyde Business School, UK.

Matt RAMAGE, aged 38, Senior Vice President of Product Management, is responsible for product management, channel marketing and customer support services of VTech and AT&T licensed brands in North America. Mr. RAMAGE joined VTech in 1992 and over the years has held management positions in a number of areas including sales, marketing and product management.

Gary ROGALSKI, aged 45, Vice President of Engineering, is responsible for the Telecommunication Products business research and development activities in Vancouver, Canada. He leads a team based in Vancouver that develops VoIP products, PSTN telephony products and accessories with WIFI and Bluetooth technologies. Mr. ROGALSKI joined VTech in 1988 and has over 20 years of engineering research and development experience in the telecommunications industry. He holds a Diploma in Telecommunications from the British Columbia Institute of Technology.

Electronic Learning Products

William TO, aged 52, President of VTech Electronics North America, L.L.C., joined the Group in 1983. Mr. TO is responsible for the Group's Electronic Learning Products business in the United States of America, Puerto Rico and Mexico. He holds a Master degree in Business Administration from the University of Chicago.

Gilles SAUTIER, aged 52, Divisional European Chief Executive Officer, joined the Group in November 2000 and is responsible for Electronic Learning Products business in UK, France, Belgium, Holland, Luxembourg, Spain and Germany. He is also responsible for the support centre in Holland which takes care of finance, logistic and IT systems for the European sales companies. With over 25 years of experience in marketing, sales and management in the toy industry, he held various positions in Kenner-Parker, Spear's Games, Ideal Toys and Majorette. He holds a Bachelor degree in Law from the University of Paris and an MBA degree from L'ESSEC, a French business school. Mr. SAUTIER is the general secretary of the French Toy Federation.

Davis CHAN Hon Hung, aged 44, General Manager - Electronics Manufacturing. Mr. CHAN joined the Group in 1999. He holds a Master degree in Logistics and Operations Management from Macquarie University, Australia. Mr. CHAN has over 20 years of experience in toys industry. Prior to joining VTech, he held a senior position in an OEM (Original Equipment Manufacturing) toys company.

LEUNG Chun Kwan, aged 42, General Manager - Plastic Manufacturing. Mr. LEUNG joined the Group in 1998 and transferred to the division in December 2000. He had been working in the telecommunication products manufacturing industry before joining the division. Mr. LEUNG holds a Bachelor of Science degree in Electronics Engineering and a Master of Philosophy degree in Electronics Engineering from the City University of Hong Kong. He is a member of the Institute of Engineering and Technology and a Chartered Engineer of the Engineering Council, UK.

Vincent YUEN Chi Ming, aged 48, Product Development Director. Mr. YUEN joined VTech in 1984. He holds a Bachelor of Science degree in Electronics from the Chinese University of Hong Kong.

AU Ip Sing, aged 48, Product Development Director. Mr. AU joined the Group in 1988, he has more than 10 years of experience in mechanical engineering design of switches, TV and toy products, and over 15 years in toy product development management. He holds a Diploma in Production and Industrial Engineering from the Hong Kong Polytechnics and a Master Degree in Engineering Management from the University of Technology Sydney, Australia.

Rowena SO Lin Ying, aged 53, Divisional Chief Financial Officer, is responsible for financial reporting and control of the business. Ms. SO joined VTech in 1986. She holds an MBA degree from the University of Lincolnshire and Humberside. She has over 20 years of managerial experience in finance and accounting in the company.

Contract Manufacturing Services

Andy LEUNG Hon Kwong, aged 49, Divisional Chief Executive Officer. Mr. LEUNG joined VTech in 1988 and became the Divisional CEO since April 2002 after serving as General Manager for nine years. Mr. LEUNG has over 20 years of experience in the EMS industry. He holds a Bachelor of Science degree in Electrical Engineering from the University of Newcastle Upon Tyne in the United Kingdom and an MBA degree from Oklahoma City University in the United States.

Alex CHOI Lap Hung, aged 45, General Manager, is responsible for the operations of Contract Manufacturing Services business mainly in the US market including project management, manufacturing, quality assurance, engineering and materials functions. Before joining the Group in November 2002, Mr. CHOI worked in two other EMS companies for 16 years in various areas including marketing, project management and quality assurance. He holds a Master of Engineering degree in Manufacturing Systems Engineering from Warwick University, UK, and is a part-time lecturer of the Electronic Engineering Department of the City University of Hong Kong.

Kent CHEUNG King Fai, aged 46, General Manager, is responsible for the operations of Contract Manufacturing Services business mainly in the European market including project management, manufacturing, quality assurance, engineering and materials functions. Mr. CHEUNG joined VTech in 1989. He holds a Master of Business degree from University of Newcastle, Australia. Mr. CHEUNG has more than 23 years of experience in the electronics industry. Prior to joining VTech, he held senior positions in various electronic companies.

Rix CHAN Ching Pun, aged 37, Operations Manager, is responsible for the operations of Contract Manufacturing Services business in the Japan market including project management, manufacturing, quality assurance, engineering and materials functions. Mr. CHAN joined VTech in 1996, with 12 years prior experience in EMS industry. Mr. CHAN holds a Bachelor degree of Electronics Engineering from the Hong Kong Polytechnic University and an MBA degree from the City University of Hong Kong.

Kenneth LAM Chi Kin, aged 50, Business Development Director, is responsible for business development and marketing for Contract Manufacturing Services business. Mr. LAM joined VTech in 1994 and held management positions in a number of areas including engineering, project management and marketing. Mr. LAM holds a Higher Diploma in Applied Science from the Hong Kong Polytechnic and a Higher Diploma in Management Services from the City University of Hong Kong.

POON Yuen Fung, aged 38, R&D Director, is responsible for R&D and development engineering of Contract Manufacturing Services business. Mr. POON holds a Bachelor degree of Engineering in Electronic Engineering from the City Polytechnic of Hong Kong and a Master degree of Science in Electronic Engineering from the City University of Hong Kong. He also holds an MBA degree from University of Durham, UK. Mr. POON has more than 15 years of experience in electronic engineering development and project management, mainly in the wireless and telecommunication products area. Before joining the division in 2002, Mr. POON had worked for VTech Telecommunications Ltd for cordless phone development for 7 years from 1994 to 2001.

Rolf D. SEICHTER, aged 65, President of VTech Telecom, L.L.C., is responsible for the overseas development and marketing of Contract Manufacturing Services business. Mr. SEICHTER joined VTech in 1999, left in 2001 and re-joined in 2004. Prior to joining VTech, he held senior management positions with several large high-tech corporations in Europe and the United States. He is well familiar with high-tech applications in the telecommunications, industry, automation and consumer markets. He holds a Master of Science degree in RF Electronics from Gauss University, Berlin, Germany and an MBA degree from Suffolk University, Boston, MA, USA.

Corporate Services

CHANG Yu Wai, aged 48, Company Secretary and Group Chief Compliance Officer. Joined the Group in June 2000 after spending 8 years with one of the leading international accounting firms in Hong Kong. He has over 15 years of experience in professional accounting and auditing. He holds a Bachelor of Science degree in Mathematics and Management Sciences from the University of Manchester Institute of Science and Technology. Mr. CHANG is a member of the Institute of Chartered Accountants in England and Wales.

Shereen TONG Ka Hung, aged 39, Group Chief Financial Officer, is responsible for the Group accounting and tax, treasury and financial as well as information technology and human resources management functions. Ms. TONG joined the Group in 1994 and has held management positions in a number of areas including internal audit and financial control of the Group. She holds an MBA degree from Manchester Business School, UK, a Master of Science degree in Information Systems from Hong Kong Polytechnic University and a Bachelor of Laws degree from Manchester Metropolitan University, UK. She is an Associate Member of Chartered Institute of Bankers, UK, Chartered Institute of Management Accountants, UK and a Fellow Member of Hong Kong Institute of Certified Public Accountants.

The directors have pleasure to present their report and the audited financial statements of the Group for the year ended 31st March 2008.

PRINCIPAL ACTIVITY

The principal activity of the Group is the design, manufacture and distribution of consumer electronics products.

GROUP RESULTS AND DIVIDENDS

The results of the Group for the year ended 31st March 2008 are set out in the consolidated income statement on page 29.

An interim dividend of US12.0 cents (2007: US9.0 cents) per ordinary share was paid to shareholders on 21st December 2007. The directors have recommended the payment of a final dividend of US51.0 cents (2007: US41.0 cents) per ordinary share payable on 8th September 2008 to shareholders in respect of the year ended 31st March 2008 whose names appear on the register of members of the Company as at the close of business on 5th September 2008 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting.

The final dividend will be paid in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 27th August 2008.

COMMENTARY ON PERFORMANCE

A commentary on the performance of the Group is included in the review of operations set out on pages 8 to 13.

GROUP FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 53.

TANGIBLE ASSETS

Details of the movements in tangible assets are shown in note 7 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the movements in share capital and share options of the Company during the year are set out in note 17 to the financial statements.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 18 to the financial statements.

DONATIONS

During the year, the Group made charitable and other donations in aggregate of US$145,000.

DIRECTORS

The directors who held office during the year and up to 3rd July 2008 were:

Allan WONG Chi Yun	(Chairman and Group Chief Executive Officer)
Edwin YING Lin Kwan	(Executive Director) Appointed on 11th April 2007
PANG King Fai	(Executive Director) Appointed on 11th April 2007
Raymond CH'IEN Kuo Fung	(Independent Non-executive Director)
William FUNG Kwok Lun	(Independent Non-executive Director)
Michael TIEN Puk Sun	(Independent Non-executive Director)
Patrick WANG Shui Chung	(Independent Non-executive Director)

Dr. Raymond CH'IEN Kuo Fung, Mr. Michael TIEN Puk Sun and Dr. Patrick WANG Shui Chung shall retire by rotation in accordance with Bye-law 112 of the Bye-laws of the Company. Dr. Raymond CH'IEN Kuo Fung will not offer himself for re-election whereas Mr. Michael TIEN Puk Sun and Dr. Patrick WANG Shui Chung, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

Brief biographical details of directors and senior management are set out on pages 20 to 23.

DIRECTORS' SERVICE CONTRACTS

None of the directors has a service contract with any company in the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The director's service contract entered into between the Company and Dr. Allan WONG Chi Yun in 1999 has no expiry date, but can be terminated by the giving of 2 months' prior notice, and is exempt from the shareholders' approval requirement under Rule 13.68 of the Listing Rules.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31st March 2008, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporations as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance (the "SFO") and according to the record of notification made pursuant to Rule 3 of the Disclosure Rules and Transparency Rules ("DTR") of the Financial Services Authority ("FSA") were as follows:

(1) Interests in the Company

Name of director	Number of shares			Equity derivatives (share options)	Total	Approximate percentage of shareholding
	Personal interest	Family interest	Other interest			
Allan WONG Chi Yun	15,654,393	3,968,683	74,101,153 *(Note 1)*	2,000,000	95,724,229	39.5%
Edwin YING Lin Kwan	200	–	–	–	200	-
PANG King Fai	97,000	–	–	50,000	147,000	0.1%
Raymond CH'IEN Kuo Fung	–	–	–	–	–	-
William FUNG Kwok Lun	449,430	–	592,200 *(Note 2)*	–	1,041,630	0.4%
Michael TIEN Puk Sun	–	–	423,000 *(Note 3)*	–	423,000	0.2%
Patrick WANG Shui Chung	-	–	–	–	–	–

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex was a wholly owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success was a wholly owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Dr. Allan WONG Chi Yun, a director of the Company, was the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares.

Note 2: The shares were registered in the name of Golden Step Limited which was wholly controlled by Dr. William FUNG Kwok Lun.

Note 3: The shares were registered in the name of Romsley International Limited which was a wholly owned subsidiary of J.P. Morgan Trust Company (Bahamas) Limited as trustee of The Joy Plus Trust. The Joy Plus Trust is a discretionary trust in which Mr. Michael TIEN Puk Sun is the founder.

Note 4: All the interests stated above represent long position.

(2) Share Options of the Company

Name of director	Date of grant	Exercise price	Exercisable period *(Note)*	Number of share options held as at 1st April 2007	as at 31st March 2008
Allan WONG Chi Yun	12th August 2005	HK$19.3	26th August 2008 to 25th August 2010	2,000,000	2,000,000
PANG King Fai	8th April 2005	HK$11.41	8th April 2008 to 7th April 2010	50,000	50,000

Note: As one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were accepted and shall not be exercisable after 60 months from the date on which such options were accepted.

Save as disclosed above, as at 31st March 2008, none of the directors and chief executive of the Company had any interest or short position in shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be recorded in the register kept by the Company pursuant to Part XV of the SFO or notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Codes for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules or which were required to be notified the issuer pursuant to Rule 3 of DTR of the FSA.

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed under the paragraph headed "Continuing Connected Transactions", no contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDINGS

As at 31st March 2008, according to the register maintained by the Company under Section 336 of the SFO and the record of notification made to Rule 5 of DTR of the FSA and in so far as is known to the Company, the parties, (other than the directors and chief executive of the Company), who held 3% or more equity interest in the issued share capital of the Company, together with the amount of each of such parties' interests were as follows:

Name of shareholder	Capacity	Number of shares held	Approximate percentage of shareholding
Trustcorp Limited	Interest of controlled corporation *(Notes 1 & 2)*	74,101,153	30.6%
Newcorp Limited	Interest of controlled corporation *(Notes 1 & 2)*	74,101,153	30.6%
Newcorp Holdings Limited	Interest of controlled corporation *(Notes 1 & 2)*	74,101,153	30.6%
David Henry Christopher HILL	Interest of controlled corporation *(Notes 1 & 2)*	74,101,153	30.6%
David William ROBERTS	Interest of controlled corporation *(Notes 1 & 2)*	74,101,153	30.6%
Rebecca Ann HILL	Interest of spouse *(Notes 1 & 2)*	74,101,153	30.6%
Honorex Limited	Beneficial owner *(Notes 1 & 2)*	1,416,325	27.6%
	Interest of controlled corporation *(Notes 1 & 2)*	65,496,225	
Conquer Rex Limited	Beneficial owner *(Notes 1 & 2)*	65,496,225	27.0%
Templeton Asset Management Limited	Investment manager *(Note 2)*	21,921,000	9.0%
Twin Success Pacific Limited	Beneficial owner *(Notes 1 & 2)*	7,188,603	3.0%

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex was a wholly owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success was a wholly owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Dr. Allan WONG Chi Yun ("Dr. WONG"), a director of the Company, was the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares. Dr. WONG's founder interests in the 74,101,153 shares of the Company has also been disclosed under the section headed "Directors' Interests and Short positions in Shares, Underlying Shares and Debentures" above. Trustcorp Limited was wholly owned by Newcorp Limited which was in turn wholly owned by Newcorp Holdings Limited. Each of Mr. David Henry Christopher HILL and Mr. David William ROBERTS was deemed to be interested in such shares through its 35% interest in Newcorp Holdings Limited. Ms. Rebecca Ann HILL, being the spouse of Mr. David Henry Christopher HILL, was deemed to be interested in such shares by virtue of SFO.

Note 2: All the interests stated above represent long position.

SUBSTANTIAL SHAREHOLDINGS (CONTINUED)

Save as disclosed above, the Company has not been notified by any person (other than the directors or chief executive of the Company) who had interests or short positions in the shares and underlying shares of the Company as at 31st March 2008 or which were recorded in the register required to be kept by Company under Section 336 of the SFO or which were required to be notified pursuant to Rule 5 of DTR of the FSA.

PUBLIC FLOAT

Based on the information publicly available, the Company has maintained at least 25% of the total issued share capital of the Company to be held by the public at all times during the year ended 31st March 2008 and up to the date of this report.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

SECURITIES PURCHASE ARRANGEMENTS

At the annual general meeting held on 3rd August 2007, shareholders renewed the approval of a general mandate authorizing the directors to effect repurchases of the Company's own shares up to a limit of 10% of the shares in issue as at that date.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st March 2008, the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30% of the Group's total value of purchases. The Group's largest customer accounted for approximately 15.4% of the Group revenue and the Group's five largest customers in aggregate accounted for approximately 37.3% of the Group revenue during the year. None of the directors, their associates or any shareholder (who, to the knowledge of the directors, owns more than 5% of the Company's share capital) had an interest in the customers and the suppliers noted above.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Bye-laws of the Company and there are no statutory restrictions against such rights under the laws of Bermuda in which the Company is incorporated.

SHARE OPTION SCHEME

The Company operates share option scheme for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of these share option schemes include executive directors and employees of the Company and its subsidiaries. On 10th August 2001, the Company adopted a share option scheme (the "2001 Scheme") under which the directors may, at their discretion, at any time during the 10 years from the date of adoption of the 2001 Scheme, invite employees of the Company and any subsidiaries of the Group, including executive directors (but excluding non-executive directors) to take up shares of the Company in accordance with the terms of the 2001 Scheme. Under the 2001 Scheme, taking into account the number of shares of the Company issued and issuable pursuant to options granted thereunder as at 31st March 2008, further options to subscribe for 5,110,123 shares can be granted under the 2001 Scheme.

Details of the 2001 Scheme are set out in note 17 to the financial statements.

CONTINUING CONNECTED TRANSACTIONS

During the year ended 31st March 2008, the Group had the following continuing connected transactions under Rule 14A.34 of the Listing Rules, details of which are set out below:

(A) On 11th April 2007, the Company as tenant renewed a lease (the "Lease") with Aldenham Company Limited ("Aldenham") as landlord for the lease of the premises situated at Bowen Road, Hong Kong for 2 years commencing 1st April 2007 and expiring on 31st March 2009 at a monthly rental of HK$250,000 for the purpose of providing housing to Dr. Allan WONG Chi Yun ("Dr. WONG"), a director, the chief executive and a substantial shareholder of the Company. Aldenham is an indirect wholly owned subsidiary of a trust in which the family members of Dr. WONG are beneficiaries. Aldenham is therefore a connected person of the Company as ascribed by the Listing Rules and the Lease constituted a continuing connected transaction under Rule 14A.34 of the Listing Rules.

CONTINUING CONNECTED TRANSACTIONS (CONTINUED)

(B) On 10th August 2007, VTech Communications Limited ("VCL"), an indirectly wholly owned subsidiary of the Company as manufacturer, and Ality Limited ("Ality") as purchaser entered into a Manufacturing Agreement for an initial term of 24 months commencing 10th August 2007 for the supply by VCL of electronic products to Ality with an annual cap of HK$28.68 million in transaction value for the year ended 31st March 2008. Ality is a company which is wholly owned by Mr. William WONG Yee Lai, the son of Dr. WONG. Ality is therefore a connected person of the Company.

The independent non-executive directors of the Company have reviewed the continuing connected transactions and confirmed that the transactions have been (i) entered into in the ordinary and usual course of business of the Group; (ii) either on normal commercial terms or terms no less favourable to the Group than terms available to or from independent third parties; and (iii) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.38 of the Listing Rules, the Company has engaged the auditors of the Company to perform certain factual finding procedures in respect of the continuing connected transactions of the Group in accordance with the Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have reported their factual findings on these procedures to the Board and confirmed that for the year ended 31st March 2008, the continuing connected transactions (i) have received the approval of the Board; and (ii) have charged for the price in accordance with the pricing terms set out in the relevant agreement governing such transactions or where the related agreement did not clearly specify a price, were consistent with the price charged for comparable transactions that were identified by management; and (iii) have been entered into in accordance with the relevant agreements governing the transactions, and (iv) have not exceeded the cap amounts disclosed in the respective announcements.

ANNUAL GENERAL MEETING

The following special business will be proposed at the annual general meeting to be held on 5th September 2008:

1. the grant to the directors of the Company of a general mandate to repurchase shares representing up to 10% of the issued share capital of the Company as at the date of the annual general meeting;

2. the grant to the directors of the Company of a general mandate to allot, issue and otherwise deal with shares representing up to 10% of the issued share capital of the Company as at the date of the annual general meeting;

3. the grant to the directors of a general authority to allot, issue and otherwise deal with shares of the aggregate amount of the shares repurchased under the repurchase mandate; and

4. the refreshment of the Scheme Mandate Limit under the Share Option Scheme 2001.

The Directors believe that an authority given to the Directors to allot and issue shares and to repurchase shares would give the Company additional flexibility that would be beneficial. As for the repurchase mandate, the Directors would only make a repurchase in circumstances where they consider it to be in the best interests of the Company and in circumstances where they consider that the shares can be repurchased on favourable terms. The proposed refreshment of Scheme Mandate Limit shall enable the Share Option Scheme 2001 to continue to provide incentives and rewards to the employees of the Group.

AUDITORS

The financial statements have been audited by KPMG, who retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company. A resolution for the re-appointment of KPMG as auditors of the Company will be proposed at the forthcoming annual general meeting of the Company.

By Order of the Board

Allan WONG Chi Yun
Chairman

Hong Kong, 3rd July 2008

KPMG

To the Shareholders of VTech Holdings Limited
(Incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of VTech Holdings Limited ("the Company") set out on pages 29 to 52, which comprise the consolidated and company balance sheets as at 31st March 2008, and the consolidated income statement, the consolidated statement of changes in shareholders' funds and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of 31st March 2008 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and the Bermuda Companies Act 1981.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

3rd July 2008

CONSOLIDATED INCOME STATEMENT
For the year ended 31st March 2008

	Note	2008 US$ million	2007 US$ million
Revenue	1	**1,552.0**	1,463.8
Cost of sales		**(969.0)**	(923.8)
Gross profit		**583.0**	540.0
Selling and distribution costs		**(248.5)**	(238.6)
Administrative and other operating expenses		**(54.3)**	(62.2)
Research and development expenses		**(51.3)**	(45.2)
Operating profit	1&2	**228.9**	194.0
Net finance income		**8.7**	7.5
Share of results of associates		**–**	–
Profit before taxation		**237.6**	201.5
Taxation	4	**(21.9)**	(18.6)
Profit attributable to shareholders	18	**215.7**	182.9
Interim dividend	5	**29.1**	21.5
Special dividend	5	**–**	71.7
Final dividend	5	**124.2**	98.0
Earnings per share (US cents)	6		
– Basic		**89.4**	76.6
– Diluted		**88.2**	75.1

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS
For the year ended 31st March 2008

	Note	2008 US$ million	2007 US$ million
Shareholders' funds at 1st April		**343.3**	306.2
Exercise of share options	17&18	**5.9**	0.4
Realisation of hedging reserve	18	**9.8**	4.1
Fair value losses on hedging during the year	18	**(10.8)**	(4.7)
Capital reserve on employee share option scheme	18	**0.9**	1.2
Exchange translation differences	18	**15.4**	8.5
Net gains and (losses) not recognised in the income statement		**21.2**	9.5
Profit attributable to shareholders	18	**215.7**	182.9
Dividends approved and paid during the year	18	**(127.9)**	(155.3)
Shareholders' funds at 31st March		**452.3**	343.3

The notes on pages 30 to 52 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
As at 31st March 2008

	Note	2008 US$ million	2007 US$ million
Non-current assets			
Tangible assets	7	**101.3**	78.4
Leasehold land payments	8	**3.8**	3.7
Deferred tax assets	9	**6.9**	5.5
Investments	10	**0.2**	0.2
		112.2	87.8
Current assets			
Stocks	11	**132.4**	124.1
Debtors and prepayments	12	**229.2**	203.4
Financial assets at fair value through profit or loss	13	**14.7**	–
Taxation recoverable		**0.7**	1.6
Deposits and cash		**285.4**	246.5
		662.4	575.6
Current liabilities			
Creditors and accruals	14	**(262.1)**	(256.5)
Provisions	15	**(46.4)**	(47.9)
Taxation payable		**(9.3)**	(11.5)
		(317.8)	(315.9)
Net current assets		**344.6**	259.7
Total assets less current liabilities		**456.8**	347.5
Non-current liabilities			
Deferred tax liabilities	9	**(4.5)**	(4.2)
Net assets		**452.3**	343.3
Capital and reserves			
Share capital	17	**12.1**	11.9
Reserves	18	**440.2**	331.4
Shareholders' funds		**452.3**	343.3

Approved and authorised for issue by the Board of Directors on 3rd July 2008.

Allan WONG Chi Yun
Director

PANG King Fai
Director

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31st March 2008

	Note	2008 US$ million	2007 US$ million
Operating activities			
Operating profit		**228.9**	194.0
Depreciation of tangible assets	2	**29.0**	24.2
Amortisation of leasehold land payments	2	**0.1**	0.1
Loss on disposal of tangible assets	2	**0.5**	1.3
(Increase)/decrease in stocks		**(8.3)**	9.7
Increase in debtors and prepayments		**(25.5)**	(19.8)
Increase/(decrease) in creditors and accruals		**5.6**	(11.2)
Decrease in provisions		**(1.5)**	(1.4)
Cash generated from operations		**228.8**	196.9
Interest received		**8.7**	7.5
Taxes paid		**(24.5)**	(15.1)
Net cash generated from operating activities		**213.0**	189.3
Investing activities			
Proceeds from disposal of tangible assets		**0.5**	0.2
Purchase of financial assets	13	**(15.0)**	–
Purchase of tangible assets	7	**(47.1)**	(37.2)
Net cash used in investing activities		**(61.6)**	(37.0)
Financing activities			
Proceeds from issued shares upon exercise of share options	18	**5.7**	0.4
Dividends paid	5	**(127.9)**	(155.3)
Net cash used in financing activities		**(122.2)**	(154.9)
Effect of exchange rate changes		**9.7**	6.7
Increase in cash and cash equivalents		**38.9**	4.1
Cash and cash equivalents at beginning of the year		**246.5**	242.4
Cash and cash equivalents at end of the year		**285.4**	246.5
Analysis of the balance of cash and cash equivalents			
Deposits and cash		**285.4**	246.5

The notes on pages 30 to 52 form part of these financial statements.

PRINCIPAL ACCOUNTING POLICIES

A Principal Activities and Organisation

The Group's principal activities and separable segments are set out in note 1 to the financial statements.

The Company was incorporated in Bermuda. In view of the international nature of the Group's operations, the financial statements are presented in United States dollar.

B Statement of Compliance

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related Interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Bermuda Companies Act 1981.

The International Accounting Standards Board has issued a number of new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group. The adoption of the new and revised IFRSs has no significant impacts to the financial statements of the Group for the years ended 31st March 2008 and 31st March 2007, except for the presentation requirements following the adoption of IFRS 7, Financial Instruments: Disclosures and the amendment to IAS 1, Presentation of financial statements: Capital disclosures.

IFRS 7, Financial instruments: Disclosures

As a result of the adoption of IFRS 7, the financial statements included expanded disclosure about the significance of the financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, Financial Instruments: Disclosure and presentation. These disclosures are provided in note 19 to the financial statements.

IAS 1, Presentation of financial statements: Capital disclosures

The amendment to IAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group's and the Company's objectives, policies and processes for managing capital. These new disclosures are set out in note 17 to the financial statements.

Both IFRS 7 and the amendment to IAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The accounting policies described in notes (C) to (Y) have been consistently applied by the Group.

C Basis of Preparation of the Financial Statements

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain properties.

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements and accounting estimates made by management in the application of IFRS that have significant effect on the financial statements are described in note 26.

D Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries together with the Group's share of the results and retained post acquisition reserves of its associates under the equity method of accounting drawn up for the year ended 31st March. All significant inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation.

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit after taxation. Investments in subsidiaries are stated at cost less impairment losses (see note (K)) in the Company's balance sheet.

Associates are those entities, not being subsidiaries, in which the Group exercises significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates under the equity method, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of that associate. Investments in associates are stated at cost less impairment losses (see note (K)) in the Company's balance sheet.

E Revenue Recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is stated net of sales taxes and discounts, after eliminating sales within the Group.

Revenue from the provision of services is recognised when the services are rendered.

Interest income is recognised on a time-apportioned basis that takes into account the effective yield on the asset. Dividend income is recognised when the Group's right to receive payment is established.

F Research and Development

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities.

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Expenditure on development activities is capitalised only if the product or process is clearly defined, technically and commercially feasible, the attributable expenditure is separately identifiable and the Group has sufficient resources and the intention to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads which are directly attributable to development activities. Capitalised development costs are stated at cost less accumulated amortisation and impairment losses (see note (K)). Development expenditure that does not meet the above criteria is recognised as an expense in the period in which it is incurred.

Amortisation is calculated to write off capitalised development costs on a straight-line basis over their estimated useful lives, commencing from the date when the products are put into commercial production.

G Foreign Currencies

Transactions denominated in foreign currencies are translated into United States dollars at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rates of exchange ruling at the balance sheet date.

Income statements of foreign entities are translated into the Group's reporting currency at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions and balance sheets are translated at the exchange rates ruling at the balance sheet date.

Net exchange differences arising from the translation of the financial statements of subsidiaries and associates expressed in foreign currencies are taken directly to exchange reserve. All other exchange differences are dealt with in the income statement.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in exchange reserve which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

H Intangible Assets

Intangible assets that are acquired by the Group are carried at cost less any accumulated amortisation and any impairment losses (see note (K)). Amortisation commences from the date when the developed product is available for use.

I Tangible Assets and Depreciation

Land and buildings are stated at cost or valuation performed by professional valuers every three years less amounts provided for depreciation except in the case of freehold land which is not depreciated. In the intervening years the directors review the carrying value and adjustment is made where there has been a material change. The valuations are on an open market value basis and are incorporated in the financial statements. Increases in valuation are credited to the revaluation reserve; decreases are first set off against increases on earlier valuations in respect of the same assets and thereafter are charged to the consolidated income statement. Upon the disposal of a revalued property, the relevant portion of the realised revaluation reserve in respect of previous revaluations is transferred from revaluation reserve to revenue reserve.

All other tangible assets are stated at cost less accumulated depreciation and impairment losses (see note (K)).

Depreciation is calculated to write off the cost or revalued amount of assets on a straight-line basis over their estimated useful lives which are as follows:

Long-term leasehold buildings	Lease term
Freehold buildings, short-term leasehold buildings and leasehold improvements	10 to 30 years or lease term, if shorter
Machinery and equipment	3 to 5 years
Computers, motor vehicles, furniture and fixtures	3 to 7 years
Moulds	1 year

Gains or losses arising from the retirement or disposal of tangible assets are determined as the difference between the estimated net disposal proceeds and the carrying amount of the assets and are recognised in the income statement on the date of retirement or disposal.

Where parts of a tangible asset have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

J Leases

Leases of property, plant and equipment in terms of which that the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease less accumulated depreciation and impairment losses (see note (K)). Finance charges are charged to the income statement in proportion of the capital balances outstanding.

Leases of assets under which all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Leasehold land payments are up-front payments to acquire long-term leasehold interests in land. These payments are stated at cost and are amortised on a straight-line basis over the respective period of the leases.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

K Impairment of Assets

(i) Impairment of receivables and other financial assets

Impairment losses for bad and doubtful debts are recognised when there is objective evidence of impairment and are measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the asset's original effective interest rate where the effect of discounting is material. Objective evidence of impairment includes observable data that comes to the attention of the Group about events that have an impact on the asset's estimated future cash flows such as significant financial difficulty of the debtor.

Impairment losses for receivables whose recovery is considered doubtful but not remote are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade receivable directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in the income statement.

(ii) Impairment of other assets

The carrying amounts of the Group's assets including property, plant and equipment and other non-current assets, including goodwill and other intangible assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discounted rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

L Construction in Progress

Construction in progress represents buildings under construction and is stated at cost less impairment losses (see note (K)). Cost comprises the construction costs of buildings.

Construction in progress is transferred to leasehold buildings when the assets are completed and put into operational use and depreciation will be provided at the appropriate rates in accordance with the depreciation policies specified in note (I).

No depreciation is provided in respect of construction in progress.

M Other Investments

Other investments held by the Group are stated at fair value, with any resultant gain or loss being recognised in the income statement. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is recognised to the income statement.

N Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average or the first-in-first-out basis, and comprises materials, direct labour and an appropriate share of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimates of costs of completion and selling expenses.

O Trade and Other Debtors

Trade and other debtors are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts, except where the debtors are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

P Cash and Cash Equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits with banks and other financial institutions, short-term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and which have a maturity of three months or less at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents.

For the purpose of the balance sheet, cash and cash equivalents are cash on hand, deposits with banks and other financial institutions, which are not restricted in its use. Bank overdrafts are included in borrowings in current liabilities.

Q Trade and Other Creditors

Trade and other creditors are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

R Provisions and Contingent Liabilities

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The Group recognises the estimated liability on expected return claims with respect to products sold. This provision is calculated based on past experience of the level of repairs and returns.

The Group recognises the expected costs of accumulating compensated absences when employees render a service that increases their entitlement to future compensated absences, measured as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

S Income Tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purpose. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is being realised or the liability is settled.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Provision for withholding tax which could arise on the remittance of earnings retained overseas is only made where there is a current intention to remit such earnings.

T Employee Benefits

The Group operates a number of defined contribution retirement schemes throughout the world, including Hong Kong, and a defined benefit retirement scheme in Hong Kong. The assets of all schemes are held separately from those of the Company and its subsidiaries.

(i) Defined contribution plans

Contributions to the defined contribution schemes are at various funding rates that are in accordance with the local practice and regulations. Contributions relating to the defined contribution schemes are charged to the income statement as incurred.

(ii) Defined benefit plans

For long-term employee benefits, pension costs arising under the defined benefit scheme are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. Plan assets are measured at fair value. Pension obligations are measured as the present value of the estimated future cash flows of benefits derived from employee past service, with reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees. The net assets or liabilities resulting from the valuation of the plan are recognised in the Group's balance sheet.

(iii) Equity and equity related compensation benefits

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share option is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the consolidated income statement for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to revenue reserves).

PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

U Financial Instruments

The Group's activities expose it to financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts to hedge certain exposures.

The use of financial derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of financial derivatives.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in the hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserve are transferred to the consolidated income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated income statement.

If certain derivative transactions, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting under the specific rules in IAS 39, "Financial Instruments: Recognition and Measurement", changes in the fair value of these derivative instruments are recognised immediately in the consolidated income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in the hedging reserve at that time remains in the hedging reserve and is recognised, when the committed or forecasted transaction ultimately is recognised in the consolidated income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in the hedging reserve is immediately transferred to the consolidated income statement.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as risk management objective and strategy for undertaking various hedge transactions.

V Borrowings

Borrowings are recognised as the proceeds are received, net of transaction costs incurred.

W Dividends

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

X Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Y Related Parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediates, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent or a close family member of such an individual or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

1 SEGMENT INFORMATION

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronics products. The directors consider that these activities constitute one business segment since these activities are related and are subject to common risks and returns.

Segment information by geographical market is presented below:

Although the Group's business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

North America – the operations are principally the sale and distribution of telecommunication and electronic products.

Europe – the operations are principally the sale and distribution of telecommunication and electronic products.

Asia Pacific – the Group is headquartered in the Hong Kong Special Administrative Region ("Hong Kong SAR") and the Group's principal manufacturing operations are located in mainland China.

Year ended 31st March 2008

		North America US$ million	**Europe US$ million**	**Asia Pacific US$ million**	**Others US$ million**	**Total US$ million**
i	Revenue	**868.2**	**590.0**	**56.1**	**37.7**	**1,552.0**
	Operating profit	**113.3**	**96.7**	**10.5**	**8.4**	**228.9**
ii	Total assets	**128.6**	**119.1**	**525.2**	**1.7**	**774.6**
	Total liabilities	**52.0**	**41.7**	**228.2**	**0.4**	**322.3**
iii	Capital expenditure	**0.9**	**0.4**	**45.8**	**-**	**47.1**
	Depreciation	**1.5**	**1.0**	**26.5**	**-**	**29.0**
	Amortisation of leasehold land payments	**–**	**-**	**0.1**	**-**	**0.1**
	Other non-cash expenses	**5.9**	**2.1**	**5.0**	**0.4**	**13.4**

Year ended 31st March 2007

		North America US$ million	Europe US$ million	Asia Pacific US$ million	Others US$ million	Total US$ million
i	Revenue	880.9	499.8	51.4	31.7	1,463.8
	Operating profit	105.3	75.5	6.1	7.1	194.0
ii	Total assets	134.0	81.5	446.6	1.3	663.4
	Total liabilities	66.5	35.1	215.8	2.7	320.1
iii	Capital expenditure	1.3	0.7	35.2	–	37.2
	Depreciation	1.6	0.8	21.8	–	24.2
	Amortisation of leasehold land payments	–	–	0.1	–	0.1
	Other non-cash expenses	7.8	3.6	12.4	–	23.8

2 OPERATING PROFIT

The operating profit is arrived at after charging/(crediting) the following:

	Note	2008 US$ million	2007 US$ million
Staff related costs			
– salaries and wages		**153.0**	135.0
– pension costs: defined contribution schemes	16	**3.3**	2.1
– pension costs: defined benefit scheme	16	**1.0**	1.1
– severance payments		**0.7**	1.5
– equity-settled share-based payment expenses		**0.8**	1.2
Depreciation of tangible assets	7	**29.0**	24.2
Amortisation of leasehold land payments	8	**0.1**	0.1
Loss on disposal of tangible assets		**0.5**	1.3

	Note	2008 US$ million	2007 US$ million
Auditors' remuneration			
– audit services		**0.7**	0.6
– tax services		**0.5**	0.5
– other services		**0.2**	0.2
Operating leases charges: minimum lease payments			
– land and buildings		**12.2**	11.6
– others		**3.1**	2.6
Cost of inventories		**969.0**	923.8
Provision for stock obsolescence		**15.2**	14.4
Provision for doubtful debts	12	**(2.6)**	8.2
Royalties		**28.9**	30.4
Exchange gain		**(20.5)**	(7.2)
Forward contracts: fair value losses on cash flow hedges transferred from hedging reserve	18	**9.8**	4.1

3 DIRECTORS' AND INDIVIDUALS' EMOLUMENTS

Directors' emoluments

	Fees US$ million	Salaries, allowances and benefits in kind US$ million	Bonuses US$ million	Contributions to retirement benefit schemes US$ million	Share-based payments US$ million	2008 Total US$ million
Executive directors *(Note 1)*						
Allan WONG Chi Yun	–	**0.8**	**2.5**	**0.1**	**0.5**	**3.9**
Edwin YING Lin Kwan	–	**0.3**	**0.6**	**0.1**	–	**1.0**
PANG King Fai	–	**0.3**	**0.6**	**0.1**	–	**1.0**
Independent non-executive directors *(Note 2)*						
Raymond CH'IEN Kuo Fung	–	–	–	–	–	–
William FUNG Kwok Lun	–	–	–	–	–	–
Michael TIEN Puk Sun	–	–	–	–	–	–
Patrick WANG Shui Chung	–	–	–	–	–	–
	–	**1.4**	**3.7**	**0.3**	**0.5**	**5.9**

	Fees US$ million	Salaries, allowances and benefits in kind US$ million	Bonuses US$ million	Contributions to retirement benefit schemes US$ million	Share-based payments US$ million	2007 Total US$ million
Executive directors *(Note 1)*						
Allan WONG Chi Yun	–	0.8	2.4	0.1	0.5	3.8
Albert LEE Wai Kuen	–	0.7	6.8	0.1	0.2	7.8
Independent non-executive directors *(Note 2)*						
Raymond CH'IEN Kuo Fung	–	–	–	–	–	–
William FUNG Kwok Lun	–	–	–	–	–	–
Michael TIEN Puk Sun	–	–	–	–	–	–
Patrick WANG Shui Chung	–	–	–	–	–	–
	–	1.5	9.2	0.2	0.7	11.6

Note 1: The directors' fee paid to each executive director of the Company was US$20,000 (2007: US$20,000) per annum.

Note 2: The emoluments paid to each independent non-executive director of the Company was US$20,000 (2007: US$20,000) per annum, being wholly in the form of directors' fees.

3 DIRECTORS' AND INDIVIDUALS' EMOLUMENTS (CONTINUED)

Individuals with highest emoluments

Of the five individuals with the highest emoluments, three (2007: two) are directors whose emoluments are set out above. The aggregate of the emoluments in respect of the other two (2007: three) individuals are as follows:

	2008 **US$ million**	2007 US$ million
Salaries, allowances and benefits in kind	**0.5**	0.9
Bonuses	**3.1**	1.0
Contribution to retirement benefit schemes	**-**	0.1
Share-based payments	**-**	-
	3.6	2.0

The emoluments fell within the following bands:

	2008 **Individuals**	2007 Individuals
US$		
449,001-513,000	**-**	1
577,001-641,000	**-**	1
897,001-961,000	**-**	1
1,025,001-1,089,000	**1**	-
2,625,001-2,689,000	**1**	-
	2	3

During the years ended 31st March 2007 and 31st March 2008, there were no amounts paid to directors and individuals for compensation for loss of office and inducement for joining the Group.

4 TAXATION

	Note	**2008** **US$ million**	2007 US$ million
Current tax			
- Hong Kong		**16.3**	14.9
- Overseas		**6.8**	3.9
(Over)/under-provision in respect of prior years			
- Overseas		**(0.1)**	0.1
Deferred tax			
- Origination and reversal of temporary differences	9	**(1.1)**	(0.3)
		21.9	18.6

(a) Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

On 27th February 2008, the Hong Kong SAR Government announced a proposed reduction in the profit tax rate from 17.5% to 16.5% applicable to the operations in Hong Kong with effect from the year of assessment 2008/09. Accordingly, the provision for deferred Hong Kong profits tax assets/(liabilities) as at 31st March 2008 is calculated at 16.5% (2007: 17.5%).

(b) Reconciliation between the effective income tax rate and the statutory domestic income tax rate

The consolidated effective income tax rate for the year ended 31st March 2008 was 9.2% (2007: 9.2%). The effective income tax rate is reconciled to the statutory domestic income tax rate as follow:

	2008 **%**	2007 %
Statutory domestic income tax rate	**17.5**	17.5
Difference in overseas income tax rates	**1.1**	0.7
Non-temporary differences	**(6.6)**	(7.0)
Tax losses not recognised	**1.1**	1.2
Others	**(3.9)**	(3.2)
Effective income tax rate	**9.2**	9.2

5 DIVIDENDS

	Note	**2008** **US$ million**	2007 US$ million
Interim dividend of US12.0 cents (2007: US9.0 cents) per share declared and paid	18	**29.1**	21.5
Special dividend in respect of 2007 of US30.0 cents per share declared and paid	18	**-**	71.7
		29.1	93.2
Final dividend of US51.0 cents (2007: US41.0 cents) per share proposed after the balance sheet date		**124.2**	98.0

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

The final dividend of US41.0 cents per ordinary share for the year ended 31st March 2007, but proposed after that date, was estimated to be US$98.0 million at the time, payable to shareholders, whose names appeared on the register of members of the Company at the close of business on 3rd August 2007. This final dividend was approved by shareholders at the Annual General Meeting on 3rd August 2007. As a result of shares issuance upon exercise of share options during the period between 1st April 2007 and 3rd August 2007, the final dividend paid in respect of the year ended 31st March 2007 totaled US$98.8 million.

6 EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$215.7 million (2007: US$182.9 million).

The basic earnings per share is based on the weighted average of 241.2 million (2007: 239.0 million) ordinary shares in issue during the year. The diluted earnings per share is based on 244.7 million (2007: 243.6 million) ordinary shares which is the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

	2008 million	2007 million
Weighted average number of ordinary shares at 31st March	**241.2**	239.0
Effect of deemed issue of shares under the Company's share option scheme for nil consideration	**3.5**	4.6
Weighted average number of ordinary shares (diluted) at 31st March	**244.7**	243.6

7 TANGIBLE ASSETS

	Land and buildings US$ million	Moulds, machinery and equipment US$ million	Computers, motor vehicles, furniture and fixtures and leasehold improvements US$ million	Construction in progress US$ million	Total US$ million
Cost or valuation					
At 1st April 2006	39.9	200.4	74.1	1.3	315.7
Additions	–	23.2	10.8	3.2	37.2
Disposals	–	(4.2)	(4.0)	–	(8.2)
Transfer between categories	1.7	–	–	(1.7)	–
Effect of changes in exchange rates	1.7	0.9	1.5	–	4.1
At 31st March 2007 and 1st April 2007	43.3	220.3	82.4	2.8	348.8
Additions	–	18.1	11.7	17.3	47.1
Disposals	–	(6.5)	(4.5)	–	(11.0)
Effect of changes in exchange rates	3.4	2.6	4.0	0.3	10.3
At 31st March 2008	**46.7**	**234.5**	**93.6**	**20.4**	**395.2**
Accumulated depreciation					
At 1st April 2006	19.1	173.1	58.9	–	251.1
Charge for the year	1.2	14.9	8.1	–	24.2
Disposals	–	(3.2)	(3.5)	–	(6.7)
Effect of changes in exchange rates	0.1	0.6	1.1	–	1.8
At 31st March 2007 and 1st April 2007	20.4	185.4	64.6	–	270.4
Charge for the year	1.3	17.9	9.8	–	29.0
Disposals	–	(5.8)	(4.2)	–	(10.0)
Effect of changes in exchange rates	0.3	1.4	2.8	–	4.5
At 31st March 2008	**22.0**	**198.9**	**73.0**	**–**	**293.9**
Net book value at 31st March 2008	**24.7**	**35.6**	**20.6**	**20.4**	**101.3**
Net book value at 31st March 2007	22.9	34.9	17.8	2.8	78.4
Cost or valuation of tangible assets is analysed as follows:					
At cost	29.9	234.5	93.6	20.4	378.4
At professional valuation – 2006 *(note (a))*	16.8	–	–	–	16.8
	46.7	234.5	93.6	20.4	395.2

Note (a): Property revaluation – The amount included valuation of land and buildings denominated in Hong Kong dollars or Euros which were revalued by independent valuers as at 31st March 2006 on an open market value basis.

7 TANGIBLE ASSETS (CONTINUED)

Land and buildings comprise:

	Freehold land and buildings and long-term leasehold buildings US$ million	Short-term leasehold buildings US$ million	Total US$ million
Cost or valuation			
At 1st April 2006	13.6	26.3	39.9
Transfer between categories	–	1.7	1.7
Effect of changes in exchange rates	1.1	0.6	1.7
At 31st March 2007 and 1st April 2007	14.7	28.6	43.3
Effect of changes in exchange rates	2.1	1.3	3.4
At 31st March 2008	**16.8**	**29.9**	**46.7**
Accumulated depreciation			
At 1st April 2006	0.9	18.2	19.1
Charge for the year	0.4	0.8	1.2
Effect of changes in exchange rates	–	0.1	0.1
At 31st March 2007 and 1st April 2007	1.3	19.1	20.4
Charge for the year	0.5	0.8	1.3
Effect of changes in exchange rates	–	0.3	0.3
At 31st March 2008	**1.8**	**20.2**	**22.0**
Net book value at 31st March 2008	**15.0**	**9.7**	**24.7**
Net book value at 31st March 2007	13.4	9.5	22.9
Cost or valuation of tangible assets is analysed as follows:			
At cost	–	29.9	29.9
At professional valuation - 2006 *(note (a))*	16.8	–	16.8
	16.8	**29.9**	**46.7**
Net book value of land and buildings comprises:			
Hong Kong			
Long-term leasehold buildings (not less than 50 years)	0.9	–	0.9
Overseas			
Freehold land and buildings	14.1	–	14.1
Short-term leasehold buildings	–	9.7	9.7
	14.1	9.7	23.8
Net book value of revalued land and buildings had the assets been carried at cost less accumulated depreciation	6.3	–	6.3

8 LEASEHOLD LAND PAYMENTS

	Note	**2008** **US$ million**	2007 US$ million
Net book value at 1st April		**3.7**	3.7
Amortisation	2	**(0.1)**	(0.1)
Effect of changes in exchange rates		**0.2**	0.1
Net book value at 31st March		**3.8**	3.7
Leasehold land payments in respect of:			
Owner-occupied properties		**3.8**	3.7

9 DEFERRED TAX

The deferred tax assets and liabilities and the deferred tax account movements for the years ended 31st March 2007 and 31st March 2008 are attributable to the following items:

	1st April 2006 US$ million	Credited/ (charged) to income statement US$ million	31st March 2007 and 1st April 2007 US$ million	Credited/ (charged) to income statement US$ million	**31st March 2008 US$ million**
Deferred tax assets					
Provisions	0.4	(0.4)	–	–	**–**
Tax losses carried forward	2.6	(0.1)	2.5	0.8	**3.3**
Other deductible temporary differences	2.2	0.8	3.0	0.6	**3.6**
	5.2	0.3	5.5	1.4	**6.9**
Deferred tax liabilities					
Accelerated tax depreciation	(2.2)	0.2	(2.0)	(0.2)	**(2.2)**
Revaluation of properties	(2.0)	–	(2.0)	–	**(2.0)**
Others	–	(0.2)	(0.2)	(0.1)	**(0.3)**
	(4.2)	–	(4.2)	(0.3)	**(4.5)**
Net deferred tax assets	1.0	0.3	1.3	1.1	**2.4**

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority on the same taxable entity. The following amounts are shown in the consolidated balance sheet:

	2008 US$ million	2007 US$ million
Deferred tax assets	**6.9**	5.5
Deferred tax liabilities	**(4.5)**	(4.2)
	2.4	1.3

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefit through future taxable profits is probable. Deferred tax assets of US$22.9 million (2007: US$33.8 million) arising from unused tax losses of US$85.5 million (2007: US$117.1 million) have not been recognised at the end of the year.

10 INVESTMENTS

		2008 US$ million	2007 US$ million
(i)	**Associates**		
	Share of net tangible assets	**0.1**	0.1
(ii)	**Other investments**		
	Unlisted investments, at cost	**0.1**	0.1
		0.2	0.2

11 STOCKS

	2008 US$ million	2007 US$ million
Telecommunication and electronic products		
Raw materials	**39.8**	34.2
Work in progress	**11.0**	15.1
Finished goods	**81.6**	74.8
	132.4	124.1

Stocks carried at net realisable value at 31st March 2008 amounted to US$43.1 million (2007: US$26.7 million).

12 DEBTORS AND PREPAYMENTS

	Note	**2008 US$ million**	2007 US$ million
Trade debtors (Net of provision for doubtful debts of US$9.7 million (2007: US$12.5 million))		**182.2**	178.7
Other debtors and prepayments		**44.5**	22.6
Pension assets	16	**2.5**	2.1
		229.2	203.4

12 DEBTORS AND PREPAYMENTS (CONTINUED)

Ageing Analysis

An ageing analysis of net trade debtors by transaction date is as follows:

	2008 US$ million	2007 US$ million
0-30 days	**88.8**	83.6
31-60 days	**48.1**	49.1
61-90 days	**30.3**	27.4
>90 days	**15.0**	18.6
Total	**182.2**	178.7

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

Impairment of trade debtors

Impairment losses in respect of trade debtors are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade debtors directly.

The movement in the allowance for doubtful debts during the year, including both specific and collective loss components, is as follows:

	Note	2008 US$ million	2007 US$ million
At 1st April		**12.5**	5.4
Impairment loss (reversal)/ recognised	2	**(2.6)**	8.2
Uncollectible amounts written off		**(0.4)**	(1.2)
Effect of changes in exchange rates		**0.2**	0.1
At 31st March		**9.7**	12.5

Trade debtors that are not impaired

As at 31st March 2008, 94% (2007: 92%) of the Group's trade debtors were not impaired, of which 100% (2007: 98%) was either not past due or less than two months past due.

Based on past experience of the Group, it is determined that no impairment allowance is necessary in respect of these balances as these are considered to be fully recoverable. The Group does not hold any collateral over these balances.

13 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss represented currency-linked deposits. Their fair values are determined based on the quoted prices provided by securities brokers for equivalent instruments at the balance sheet date. The currency-linked deposits are principal protected and are mature within one year from the balance sheet date.

14 CREDITORS AND ACCRUALS

	2008 US$ million	2007 US$ million
Trade creditors	**106.2**	101.9
Other creditors and accruals	**155.9**	154.6
	262.1	256.5

An ageing analysis of trade creditors by transaction date is as follows:

	2008 US$ million	2007 US$ million
0-30 days	**53.3**	51.6
31-60 days	**27.7**	26.2
61-90 days	**17.7**	15.1
>90 days	**7.5**	9.0
Total	**106.2**	101.9

15 PROVISIONS

At 31st March 2008, provisions of US$46.4 million (2007: US$47.9 million) include provisions for defective goods returns of US$41.5 million (2007: US$43.4 million).

	Defective goods returns US$ million
At 1st April 2007	**43.4**
Effect of changes in exchange rates	**0.6**
Additional provisions	**54.1**
Unused amounts reversed	–
Charged to income statement	**54.1**
Utilised during the year	**(56.6)**
At 31st March 2008	**41.5**

The Group undertakes to repair or replace items that fail to perform satisfactorily in accordance with the terms of the sale. A provision is recognised for expected return claims, which included cost of repairing or replacing defective goods, loss of margin and cost of materials scrapped, based on past experience of the level of repairs and returns.

16 PENSION SCHEMES

The Group operated a defined benefit scheme and a defined contribution scheme in Hong Kong. The defined contribution scheme operated in Hong Kong complied with the requirements under the Mandatory Provident Fund ("MPF") Ordinance. For the defined contribution schemes operated for overseas employees and Hong Kong employees under the MPF Ordinance, the retirement benefit costs expensed in the income statement amounted to US$2.9 million (2007: US$1.8 million) and US$0.4 million (2007: US$0.3 million) respectively. For the defined benefit scheme ("the Scheme") operated for Hong Kong employees, contributions made by the Group during the year were calculated based on advice from Watson Wyatt Hong Kong Limited ("Watson Wyatt"), independent actuaries and consultants. The Scheme is valued annually. The latest actuarial valuation was completed by Watson Wyatt as at 31st March 2008 using the projected unit credit method.

For the defined benefit scheme, the amounts recognised in the balance sheet are as follows:

	Note	2008 US$ million	2007 US$ million
Fair value of Scheme assets		**18.7**	17.2
Present value of funded defined benefit obligations		**(21.3)**	(16.3)
Unrecognised actuarial losses		**5.1**	1.2
Assets recognised in the balance sheet	12	**2.5**	2.1
The amounts recognised in the income statement are as follows:			
Current service cost		**1.5**	1.4
Interest cost		**0.7**	0.7
Expected return on plan assets		**(1.2)**	(1.0)
Expenses recognised in the income statement	2	**1.0**	1.1
The actual return on plan assets was as follows:			
Expected return on plan assets		**1.2**	1.0
Actuarial (losses)/gains on plan assets		**(0.2)**	1.4
Actual return on plan assets		**1.0**	2.4

	2008 US$ million	2007 US$ million
Movement in the assets recognised in the balance sheet:		
At 1st April	**2.1**	1.8
Expenses recognised in the income statement	**(1.0)**	(1.1)
Contributions paid	**1.4**	1.4
At 31st March	**2.5**	2.1
Movement in fair value of scheme assets:		
At 1st April	**17.2**	14.9
Expected return on plan assets	**1.2**	1.0
Actual company contributions	**1.4**	1.4
Actual benefit paid	**(0.9)**	(1.5)
Actuarial (losses)/gains on plan assets	**(0.2)**	1.4
At 31st March	**18.7**	17.2
Movement in present value of funded defined benefit obligations:		
At 1st April	**16.3**	15.2
Interest cost	**0.7**	0.7
Current service cost	**1.5**	1.4
Actual benefit paid	**(0.9)**	(1.5)
Actuarial losses on obligations	**3.7**	0.5
At 31st March	**21.3**	16.3
Historical information		
Present value of the defined benefit obligations	**21.3**	16.3
Fair value of Scheme assets	**(18.7)**	(17.2)
Deficit/(surplus) in the plan	**2.6**	(0.9)
Experience gains on Scheme liabilities	**(0.1)**	-
Experience losses/(gains) on Scheme assets	**0.2**	(1.4)

	2008	2007
Scheme assets consist of the following:		
Equities	**70.0%**	75.9%
Bonds	**24.0%**	17.3%
Cash and others	**6.0%**	6.8%
	100.0%	100.0%
The principal actuarial assumptions used for accounting purposes were:		
Discount rate	**2.8%**	4.3%
Expected return on plan assets	**7.0%**	7.0%
Future salary increases	**5.0%**	5.0%

17 SHARE CAPITAL AND SHARE OPTIONS

(a) Share Capital

	2008 US$ million	2007 US$ million
Authorised		
Ordinary shares: 400,000,000 (2007: 400,000,000) of US$0.05 each	**20.0**	20.0

	2008 No. of shares	2008 US$ million	2007 No. of shares	2007 US$ million
Issued and fully paid				
Ordinary shares of US$0.05 each:				
Balance as at 1st April	**239,112,133**	**11.9**	238,773,133	11.9
Issued shares upon exercise of share options	**3,465,000**	**0.2**	339,000	–
Balance as at 31st March	**242,577,133**	**12.1**	239,112,133	11.9

Note: Subsequent to the balance sheet date and up to 3rd July 2008, the issued and fully paid share capital of the Company was increased to 243,500,133 ordinary shares upon the exercise of 923,000 share options.

(b) Share Options

Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorised, at any time during the 10 years from the date of adoption of the 2001 Scheme, to grant options to full time employees of the Company or subsidiaries of the Group, including executive directors (but excluding non-executive directors) or any other person who devotes substantially all of his time and efforts to the business, management and operation of the Company and/or any subsidiary of the Group to subscribe for shares in the Company at prices to be determined by the directors in accordance with the requirements of the Listing Rules.

Pursuant to Chapter 17 of the Listing Rules, the Company can issue options so that number of shares that may be issued upon exercise of all options to be granted under the schemes does not in aggregate exceed 10% of the relevant class of shares in issue from time to time. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular. The Company may also seek separate shareholders' approval for granting options beyond the 10% limit to eligible employees specifically identified by the Company, subject to shareholders' approval and the issue of a circular. The Company can issue options so that shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of shares in issue from time to time. Subject to the further restrictions in the Hong Kong Listing Rules concerning grant of options to substantial shareholders, the maximum entitlement for any one eligible employee is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the last grant does not exceed 1% of the relevant class of shares in issue. The Company can grant further options in excess of this limit, subject to shareholders' approval (with that eligible employee and his associates abstaining from voting) and the issue of a circular. The offer of a grant of options may be accepted within 30 days from the date of offer, upon payment of a non-refundable sum of HK$1.0 by the grantee. The 2001 Scheme has a life of 10 years and will expire on 9th August 2011.

17 SHARE CAPITAL AND SHARE OPTIONS (CONTINUED)

(b) Share Options (continued)

As at 31st March 2008, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 3,355,000, which represented approximately 1.4% of the issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the year were as follows:

Date of grant *(Note 1)*	Exercise price	Exercisable period *(Note 2)*	Balance in issue at 1st April 2007	Number of share options exercised during the year	Number of share options lapsed during the year	**Balance in issue at 31st March 2008**
20th April 2004 to 19th May 2004	HK$15.0	20th April 2007 to 19th May 2009	1,965,000	(1,965,000) *(Note 3)*	–	–
19th November 2004	HK$11.03	22nd November 2007 to 21st November 2009	1,500,000	(1,500,000) *(Note 4)*	–	–
23rd March 2005 to 22nd April 2005	HK$11.41	23rd March 2008 to 22nd March 2010	1,410,000	–	(55,000)	**1,355,000**
12th August 2005	HK$19.3	26th August 2008 to 25th August 2010	2,000,000	–	–	**2,000,000**
			6,875,000	(3,465,000)	(55,000)	**3,355,000**

Note 1: Due to the large number of employees participating in the 2001 Scheme, the relevant information can only be shown within a reasonable range in this Annual Report. For options granted to employees, the options were granted during the underlying periods for acceptance of such options by the employees concerned.

Note 2: As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were deemed to be granted and accepted.

Note 3: An aggregate of 1,965,000 share options were exercised at the exercise price of HK$15.0 per share during the financial year. The weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised and at the dates of exercise were HK$63.26 per share and HK$63.24 per share respectively.

Note 4: An aggregate of 1,500,000 share options were exercised at the exercise price of HK$11.03 per share during the financial year. The weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised and at the dates of exercise were HK$67.40 per share and HK$65.90 per share respectively.

Note 5: No options were granted and cancelled during the year.

Note 6: On 17th April 2008, an aggregate of 3,918,000 share options were granted at the exercise price of HK$41.07 per share pursuant to the 2001 Scheme.

Share option expenses charged to the consolidated income statement are determined with the Black-Scholes model based on the following assumptions:

	Date of grant 20th April 2004	19th November 2004	23rd March 2005	12th August 2005
Fair value of each share option as of the date of grant	HK$5.1	HK$2.6	HK$3.1	HK$5.4
Closing price at the date of grant	HK$15.0	HK$10.9	HK$11.4	HK$19.3
Exercise price	HK$15.0	HK$11.03	HK$11.41	HK$19.3
Expected volatility	50.7%	49.1%	47.5%	48.0%
Annual risk-free interest rate	3.5%	2.8%	4.0%	3.9%
Expected average life of options	3.5 years	3.5 years	3.5 years	3.5 years
Expected dividend yield	2.6%	7.1%	5.5%	5.1%

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the one year immediately preceding the grant date.

17 SHARE CAPITAL AND SHARE OPTIONS (CONTINUED)

(c) Capital Management

The Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group has no bank borrowings as at 31st March 2008 and has negative net debt on account of its large cash and cash equivalents. Adjusted capital comprises all components of equity less unaccrued proposed dividends.

In order to monitor its capital structure, the Group may adjust the amount of dividends to be paid to shareholders, issue new shares, return capital to shareholders or raise new debt financing.

The adjusted capital at 31st March 2008 and 2007 was as follows:

	Group		Company	
	2008	2007	**2008**	2007
	US$ million	US$ million	**US$ million**	US$ million
Total equity	**452.3**	343.3	**246.7**	268.5
Less: Proposed dividends	**(124.2)**	(98.0)	**(124.2)**	(98.0)
	328.1	245.3	**122.5**	170.5

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

18 RESERVES

	Group		Company	
	2008	2007	**2008**	2007
	US$ million	US$ million	**US$ million**	US$ million
Share premium	**98.3**	90.7	**98.3**	90.7
Other properties revaluation reserve	**6.1**	6.1	**–**	–
Revenue reserve	**318.3**	230.5	**135.7**	164.3
Exchange reserve	**16.7**	1.3	**(1.2)**	(1.2)
Capital reserve	**1.8**	2.8	**1.8**	2.8
Hedging reserve	**(1.0)**	–	**–**	–
	440.2	331.4	**234.6**	256.6

An analysis of movements in reserves is set out below:

	Group		Company	
	2008	2007	**2008**	2007
Share premium				
Brought forward	**90.7**	90.3	**90.7**	90.3
Exercise of share options	**5.7**	0.4	**5.7**	0.4
Transfer from capital reserve	**1.9**	–	**1.9**	–
Carried forward	**98.3**	90.7	**98.3**	90.7
Other properties revaluation reserve				
Brought forward and carried forward	**6.1**	6.1	**–**	–

	Note	Group 2008 US$ million	Group 2007 US$ million	Company 2008 US$ million	Company 2007 US$ million
Revenue reserve					
Brought forward		**230.5**	202.9	**164.3**	127.0
Profit attributable to shareholders		**215.7**	182.9	**99.3**	192.6
Final dividend in respect of the previous year	5	**(98.8)**	(62.1)	**(98.8)**	(62.1)
Interim dividend in respect of the current year	5	**(29.1)**	(21.5)	**(29.1)**	(21.5)
Special dividend in respect of the previous year	5	**-**	(71.7)	**-**	(71.7)
Carried forward		**318.3**	230.5	**135.7**	164.3
Exchange reserve					
Brought forward		**1.3**	(7.2)	**(1.2)**	(1.2)
Exchange translation differences		**15.4**	8.5	**-**	-
Carried forward		**16.7**	1.3	**(1.2)**	(1.2)
Capital reserve					
Brought forward		**2.8**	1.6	**2.8**	1.6
Equity-settled share-based transactions		**0.9**	1.2	**0.9**	1.2
Transfer to share premium		**(1.9)**	-	**(1.9)**	-
Carried forward		**1.8**	2.8	**1.8**	2.8
Hedging reserve					
Brought forward		**-**	0.6	**-**	-
Transfer to income statement	2	**9.8**	4.1	**-**	-
Fair value losses on hedging during the year		**(10.8)**	(4.7)	**-**	-
Carried forward		**(1.0)**	-	**-**	-

The consolidated profit attributable to shareholders includes a profit of US$99.3 million (2007: US$192.6 million) which has been dealt with in the financial statements of the Company.

Reserves of the Company available for distribution to shareholders amounted to US$135.7 million (2007: US$164.3 million).

The application of share premium account is governed by the Companies Act 1981 of Bermuda. The exchange reserve mainly comprises exchange differences arising from the translation of the financial statements of foreign operations. The capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the company recognised in accordance with the accounting policy adopted for share-based payments. The hedging reserve comprises the effective portion of the cumulative net change in fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow.

19 FINANCIAL INSTRUMENTS

The Group enters into foreign exchange contracts and interest rate swaps to hedge certain exposures on fluctuations of foreign currency exchange rates and interest rates respectively. The Group does not use derivative financial instruments for speculative purposes.

(a) Credit risk

Financial assets which potentially subject the Group to credit risk consist principally of cash, short-term deposits and trade debtors. The Group's deposits and cash are placed with major financial institutions. Trade debtors are presented net of the allowance for doubtful debts. Credit risk with respect to trade debtors is limited due to the large number of customers comprising the Group's customer base and their dispersion across different industries and geographical areas. Accordingly, the Group has no significant concentration of credit risk. In addition, credit risks are mitigated by the use of insurance plans.

The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

(b) Foreign exchange risk

The Group is exposed to foreign currency risk primarily through sales and purchases that are denominated in currencies other than the functional currency of the operations to which they relate. As the Hong Kong Dollar ("HKD") is pegged to United States Dollar ("USD"), the Group does not expect any significant movements in the HKD/USD exchange rate. The currencies giving rise to foreign currency risk are primarily denominated in Canadian dollars ("CAD"), Euro ("EUR"), Pounds Sterling ("GBP"), and Japanese Yen ("JPY").

19 FINANCIAL INSTRUMENTS (CONTINUED)

(b) Foreign exchange risk (continued)

(i) Exposure to currency risk

The following table details the Group's exposure at the balance sheet date to currency risk rising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

	2008				2007			
	CAD million	**EUR million**	**GBP million**	**JPY million**	CAD million	EUR million	GBP million	JPY million
Group								
Trade and other receivables	-	-	-	-	-	2.1	-	-
Cash and cash equivalents	**6.7**	**25.0**	**4.5**	-	6.1	22.6	-	-
Trade and other payables	-	**(1.0)**	-	**(154.7)**	-	(1.7)	-	(312.7)
Notional amount of forward exchange contracts for cash flow hedges	-	**(11.7)**	**(2.9)**	-	-	(1.7)	(2.0)	-
Net exposure to currency risk	**6.7**	**12.3**	**1.6**	**(154.7)**	6.1	21.3	(2.0)	(312.7)

The Group enters into foreign exchange contracts in order to manage its exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange contracts are matched with anticipated future cash flows in foreign currencies, primarily from sales.

The net fair value gains/(losses) at 31st March on open forward foreign exchange contracts which hedge anticipated future foreign currency sales and purchases will be transferred from the hedging reserve to the consolidated income statement when the forecast sales and purchases occur, at various dates between 1 month to 6 months from the balance sheet date.

Details of the movements of fair value gains/(losses) arising from forward foreign exchange contracts entered by the Group are set out in note 18 to the financial statements.

The contracted amounts of the outstanding forward exchange contracts at 31st March 2008 was US$23.0 million (2007: US$6.5 million).

The Group does not anticipate any material adverse effect on its financial position resulting from its involvement in these financial instruments, nor does it anticipate non-performance by any of its counterparties.

(ii) Sensitivity analysis

The approximate changes in the Group's profit and total equity in response to reasonable possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date are as follows:

- a 5% increase/decrease in the foreign exchange rate of EUR against USD will increase/decrease the Group's profit and total equity by approximately US$0.6 million (2007: US$1.4 million).

- a 5% increase/decrease in the foreign exchange rate of CAD against USD will decrease/increase the Group's profit and total equity by approximately US$0.8 million (2007: US$0.4 million).

- the impact on the Group's profit and total equity is not expected to be material in response to possible changes in the foreign exchange rates of other currencies to which the Group is exposed.

The sensitivity analysis includes balances between group companies where the denomination is in a currency other than the functional currencies of the Group's entities to which they relate.

The sensitivity analysis has been determined assuming that the change in foreign exchange rates occurred at the balance sheet date and had been applied to each of the Group's entities' exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

It is assumed that the pegged rate between the HKD and USD would be materially unaffected by any changes in movement in value of the USD against other currencies. Results of the analysis as presented above represent an aggregation of the effects on each of the Group entities' profit and equity measured in the respective functional currencies, translated into USD at exchange rates ruling at the balance sheet date for presentation purposes. The analysis is performed on the same basis for 2007.

(c) Interest rate risk

The Group is exposed to interest rate risk through the impact of rates changes on income-earning financial assets, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

Cash and cash equivalents

	2008		2007	
	Effective Interest rate	**Within one year US$ million**	Effective Interest rate	Within one year US$ million
Floating	**2.23%**	**61.2**	2.04%	30.7
Fixed	**4.75%**	**224.2**	4.59%	215.8

19 FINANCIAL INSTRUMENTS (CONTINUED)

(c) Interest rate risk (continued)

Interest rate sensitivity

At the respective balance sheet dates, if interest rates had been increased/decreased by 25 basis points and all other variables were held constant, the Group's profit would increase/decrease by approximately US$0.7 million and US$0.6 million for the years ended 31st March 2008 and 2007 respectively. This is mainly attributable to the Group's exposure to interest rate changes on its variable rate income-earning financial assets.

(d) Liquidity risk

Cash management of the Company and wholly-owned subsidiaries of the Group are substantially centralised at the Group level. The Group's policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The following tables detail the remaining contractual maturities at the balance sheet date of the Group's derivative and non-derivative financial liabilities, which are based on contractual undiscounted cash flows and the earliest date of the Group can be required to pay:

		Contractual undiscounted cash flow				
	Carrying amount US$ million	Total US$ million	Within 1 year of on demand US$ million	More than 1 year but less than 2 years US$ million	More than 2 year but less than 5 years US$ million	More than 5 years US$ million
At 31st March 2008						
Creditors and accruals	**262.1**	**262.1**	**262.1**	–	–	–
Derivatives settled gross:						
Forward foreign exchange contracts – cash flow hedge						
– outflow		**(23.0)**	**(23.0)**	–	–	–
– inflow		**24.2**	**24.2**	–	–	–
At 31st March 2007						
Creditors and accruals	256.5	256.5	256.5	–	–	–
Derivatives settled gross:						
Forward foreign exchange contracts – cash flow hedge						
– outflow		(6.5)	(6.5)	–	–	–
– inflow		6.5	6.5	–	–	–

Derivative financial instruments

Forward foreign exchange contracts were designated as cash flow hedges and remeasured to fair values. The negative fair value of derivative financial instruments at 31st March 2008 designated for cash flow hedges were US$1.0 million (2007 negative: US$46,000).

Fair values

The fair value of trade debtors, bank balances, trade creditors and accruals and bank overdrafts approximate their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of term loans and obligations under finance leases is estimated using the expected future payments discounted at market interest rates.

The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

20 COMMITMENTS

	2008 US$ million	2007 US$ million
(i) Capital commitments for property, plant and equipment		
Authorised but not contracted for	**29.0**	46.7
Contracted but not provided for	**28.2**	12.8
	57.2	59.5
(ii) Operating lease commitments		
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:		
Land and buildings		
In one year or less	**10.1**	8.9
Between one and two years	**9.7**	5.9
Between two and five years	**20.1**	5.8
In more than five years	**2.0**	2.1
	41.9	22.7

20 COMMITMENTS (CONTINUED)

The Group has entered into agreements with an independent third party in the People's Republic of China ("PRC") to lease factory premises in Houjie, Dongguan comprising several factory buildings. There are a number of leases which expire in 2011, 2012, 2019 and 2022 respectively. The lease expiring in 2019 and 2022 has a non-cancellable period of five years which expires in 2012. At the end of this non-cancellable period, the lease can only be cancelled on six months' notice with a penalty equivalent to three months' rentals. The leases expire in 2011 and 2012 are non-cancellable over the lease term. The operating lease commitments above include total commitments over the non-cancellable period of the lease terms.

In January 1996, the Group entered into an agreement with an independent third party in the PRC whereby the PRC party constructed in phases and leases to the Group a production facility in Liaobu, Dongguan. Under a fifty year lease agreement, the Group rented the first and second phases of the facility for non-cancellable periods of six and eight years after completion respectively. The first phase became fully operational in April 1998 and the completed production facility of the second phase became operational in October 2001. The operating lease commitments above include total commitments over the non-cancellable period of the lease terms.

During the year, the Group renewed the Brand License Agreement which was due to expire on 31st March 2010, whereby a wholly-owned subsidiary of the Group is required to make royalty payments to AT&T Intellectual Property II, L.P., calculated as a percentage of net sales, as defined of the relevant categories of products, subject to certain minimum aggregate royalty payments. The percentage of net sales payable varies over time and between products. There is no maximum royalty payment. The annual minimum royalty payment is determined based on a percentage of the preceding year's earned royalty payment (calculated based on the preceding year's net sales payable). The renewed Brand License Agreement was extended to 31st March 2015 which may be further extended for an additional term of five years. As at 31st March 2008, the Group has paid royalty prepayment of US$18.2 million to AT&T Intellectual Property II, L.P. to set off against future royalty payments.

Certain wholly-owned subsidiaries of the Group (the "licensees") entered into certain licensing agreements with various third party licensors for the granting of certain rights to use the relevant cartoon characters into the Group's electronic learning products. Under these licensing agreements, the licensees are required to make royalty payments to the licensors, calculated as a percentage of net sales of the relevant character licensed products, subject to certain minimum aggregate royalty payments. The percentage of royalty payable varies over time and between licensed characters. There is no maximum royalty payment. The aggregate minimum royalty payments as at 31st March 2008 amount to US$3.8 million (2007: US$2.6 million), of which US$3.2 million and US$0.6 million are payable in the financial years ended 31st March 2009 and 2010 respectively.

21 CONTINGENT LIABILITIES

The directors have been advised that certain accusations of infringements of patents, trademarks and tradenames have been lodged against the Company and its subsidiaries. In the opinion of the legal counsel, it is too early to evaluate the likelihood of an unfavourable result. The directors are of the opinion that even if the accusations are found to be valid, there will be no material adverse effect on the financial position of the Group.

Certain subsidiaries of the Group are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the directors are of the opinion that even if the claims are found to be valid, there will be no material adverse effect on the financial position of the Group.

As at 31st March 2008, there were contingent liabilities in respect of guarantees given by the Company on behalf of subsidiaries relating to overdrafts, short term loans and credit facilities of up to US$233.4 million (2007: US$246.3 million). The Company has not recognised any deferred income for the guarantees given in respect of borrowings and other banking facilities for subsidiaries as their fair value cannot be reliably measured and their transaction price was US$Nil.

As at the balance sheet date, the Directors do not consider it is probable that a claim will be made against the Company under any of the guarantees.

22 BALANCE SHEET OF THE COMPANY AS AT 31ST MARCH

	Note	2008 US$ million	2007 US$ million
Non-current assets			
Subsidiaries		**227.5**	227.5
Current assets			
Amounts due from subsidiaries	(i)	**330.2**	375.5
Cash and cash equivalents		**0.1**	0.1
		330.3	375.6
Current liabilities			
Amounts due to subsidiaries	(i)	**(309.4)**	(333.0)
Creditors and accruals		**(1.7)**	(1.6)
		(311.1)	(334.6)
Net assets		**246.7**	268.5
Capital and reserves			
Share capital	17	**12.1**	11.9
Reserves	18	**234.6**	256.6
Shareholders' funds		**246.7**	268.5

(i) The amounts due from/(to) subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

23 PRINCIPAL SUBSIDIARIES

Details of the Company's interest in those subsidiaries which materially affect the results or assets of the Group as at 31st March 2008 are set out below:

Name of subsidiary	Fully paid issued share capital	Percentage of interest held by the Group	Principal activity
Incorporated and operating in Hong Kong:			
VTech Communications Limited	Ordinary HK$1,000 Deferred HK$5,000,000	*100	Design, manufacture and sale of electronic equipment
VTech Electronics Limited	Ordinary HK$5,000,000	*100	Design, manufacture and distribution of electronic products
VTech Telecommunications Limited	Ordinary HK$1,000 Deferred HK$5,000,000	*100	Design, manufacture and distribution of telecommunication products
Perseus Investments Limited	Ordinary HK$1,000 Deferred HK$1,000	100	Property holding
Valentia Investment Limited	Ordinary HK$1,000 Deferred HK$1,000	100	Property holding
Incorporated and operating in Canada:			
VTech Technologies Canada Limited (Formerly VTech Telecommunications Canada Limited)	Class A CAD5,000 Class B CAD195,000	*100 *100	Sale of telecommunication and electronic products
Incorporated and operating in France:			
VTech Electronics Europe S.A.S.	EUR2,067,310	*100	Sale of electronic products
Incorporated and operating in Germany:			
VTech Electronics Europe GmbH	EUR2,600,000	*100	Sale of electronic products
Incorporated and operating in the Netherlands:			
VTech Electronics Europe B.V.	EUR18,100	*100	Sale of electronic products
Incorporated and operating in the People's Republic of China:			
VTech (Qingyuan) Plastics & Electronics Limited	HK$228,667,810	*100	Manufacturing of plastics products
Incorporated and operating in Spain:			
VTech Electronics Europe, S.L.	EUR500,000	*100	Sale of electronic products
Incorporated and operating in the United Kingdom:			
VTech Electronics Europe Plc	GBP500,000	*100	Sale of electronic products
Incorporated and operating in the United States:			
VTech Electronics North America, L.L.C.	US$22,212,997	*100	Sale of electronic products
VTech Communications, Inc.	US$300,000	*100	Sale of telecommunication products

* Indirectly held by subsidiary companies

24 MATERIAL RELATED PARTY TRANSACTIONS

Remuneration for key management personnel of the Group, including amounts paid to the directors of the Company and the five highest paid individuals is disclosed in note 3 to the financial statements.

During the year, the Group had the following continuing connected transactions under Chapter 14 of the Listing Rules, details of which are set out below:

(A) The Company renewed a lease with Aldenham Company Limited ("Aldenham") for the lease of the premises for HK$250,000 per month to provide housing for a director in accordance with the terms of his service contract for a term of 2 years expiring on 31st March 2009. Aldenham is an indirect wholly owned subsidiary of a trust in which the family members of the director are beneficiaries and therefore Aldenham is a connected person of the Company;

(B) VTech Communications Limited, an indirect wholly owned subsidiary of the Company and Ality Limited ("Ality") entered into a Manufacturing Agreement for an initial term of 24 months commencing 10th August 2007 with an annual cap of HK$28.68 million for the year. Ality is a company which is wholly owned by Mr. William WONG Yee Lai, the son of Dr. Allan WONG Chi Yun. Ality is therefore a connected person of the Company.

In the normal course of business and on normal commercial terms, the Group undertakes certain transactions with its associates. None of these transactions were material to the Group's results.

25 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31ST MARCH 2008

Up to the date of issue of these financial statements the International Accounting Standard Board has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31st March 2008 and which have not been adopted in these financial statements.

In addition, the following developments may result in new or amended disclosures in the financial statements:

	Effective for accounting period beginning on or after
IFRS 8, Operating segments	1st January 2009
IAS 23 (March 2007), Borrowing costs	1st January 2009
IFRIC 12, Service Concession Agreements	1st January 2008
IFRIC 13, Customer loyalty programmes	1st July 2008
IFRIC 14, IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interactions	1st January 2008

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

26 ACCOUNTING ESTIMATES AND JUDGEMENTS

The presentation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

Notes 16, 17 and 19 contain information about the assumptions and their risk factors relating to pension scheme obligations, fair value of share options granted and financial instruments. Other key sources of estimation uncertainty are as follows:

The Group recognises provision for expected return claims, which included cost of repairing or replacing defective goods, loss of margin and cost of materials scrapped, based on past experience of the level of repairs and returns. The Group uses all available information in determining an amount that is a reasonable approximation of the costs including estimates based on reasonable historical information and supportable assumptions. Changes in these estimates could have a significant impact on the provision and could result in additional charges or reversal of provision in future years.

VTECH IN THE LAST FIVE YEARS

	Consolidated statement of net assets as at 31st March				
	2004 US$ million	2005 US$ million	2006 US$ million	2007 US$ million	**2008 US$ million**
Non-current assets					
Tangible assets	48.7	52.6	64.6	78.4	**101.3**
Leasehold land payments	1.8	1.8	3.7	3.7	**3.8**
Other non-current assets	3.9	2.8	5.3	5.7	**7.1**
	54.4	57.2	73.6	87.8	**112.2**
Current assets					
Stocks	96.1	124.2	133.8	124.1	**132.4**
Debtors and prepayments	153.9	175.7	183.6	203.4	**229.2**
Financial assets at fair value through profit and loss	–	–	–	–	**14.7**
Deposits and cash	105.2	123.9	242.4	246.5	**285.4**
Other current assets	12.6	2.4	1.8	1.6	**0.7**
	367.8	426.2	561.6	575.6	**662.4**
Current liabilities	(256.0)	(279.3)	(324.9)	(315.9)	**(317.8)**
Net current assets	111.8	146.9	236.7	259.7	**344.6**
Total assets less current liabilities	166.2	204.1	310.3	347.5	**456.8**
Non-current liabilities					
Borrowings	(2.0)	(0.1)	–	–	–
Deferred tax liabilities	(1.6)	(0.7)	(4.1)	(4.2)	**(4.5)**
	(3.6)	(0.8)	(4.1)	(4.2)	**(4.5)**
Net assets/shareholders' funds	162.6	203.3	306.2	343.3	**452.3**

	Consolidated income statement for the year ended 31st March				
	2004 US$ million	2005 US$ million	2006 US$ million	2007 US$ million	**2008 US$ million**
Revenue	915.2	1,022.0	1,204.6	1,463.8	**1,552.0**
Profit before taxation	49.9	63.7	140.1	201.5	**237.6**
Taxation	(3.6)	(6.8)	(11.3)	(18.6)	**(21.9)**
Profit attributable to shareholders	46.3	56.9	128.8	182.9	**215.7**
Earnings per share (US cents)	20.5	25.2	54.9	76.6	**89.4**

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Allan WONG Chi Yun
(Chairman and Group Chief Executive Officer)

Edwin YING Lin Kwan

PANG King Fai

Independent Non-Executive Directors

Raymond CH'IEN Kuo Fung

William FUNG Kwok Lun

Michael TIEN Puk Sun

Patrick WANG Shui Chung

AUDIT COMMITTEE

Raymond CH'IEN Kuo Fung *(Chairman)*

William FUNG Kwok Lun

Michael TIEN Puk Sun

NOMINATION COMMITTEE

William FUNG Kwok Lun *(Chairman)*

Raymond CH'IEN Kuo Fung

Michael TIEN Puk Sun

Patrick WANG Shui Chung

Allan WONG Chi Yun

REMUNERATION COMMITTEE

Michael TIEN Puk Sun *(Chairman)*

Raymond CH'IEN Kuo Fung

William FUNG Kwok Lun

COMPANY SECRETARY

CHANG Yu Wai

QUALIFIED ACCOUNTANT

Shereen TONG Ka Hung

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM11
Bermuda

PRINCIPAL OFFICE

23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Standard Chartered Bank

AUDITORS

KPMG
Certified Public Accountants
Hong Kong

INFORMATION FOR SHAREHOLDERS

LISTINGS

Shares of VTech Holdings Limited are listed on both The Stock Exchange of Hong Kong Limited and London Stock Exchange Plc. Ordinary shares are also available in the form of American Depository Receipts through the Bank of New York Mellon.

STOCK CODES

The Stock Exchange of Hong Kong Limited	303
London Stock Exchange Plc	VTH
American Depository Receipts	VTKHY

FINANCIAL CALENDAR

Closure of Register of Members	29th August 2008 – 5th September 2008 (both dates inclusive)
2008 Annual General Meeting	5th September 2008
Payment of Final Dividend	8th September 2008
2008/2009 Interim Results Announcement	November 2008

SHARE REGISTRARS

Principal	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke HM08 Bermuda Tel: (441) 299 3954 Fax: (441) 295 6759 Email: funds@bntb.bm
Hong Kong Branch	Computershare Hong Kong Investor Services Limited Room 1712–16, 17th Floor Hopewell Centre 183 Queen's Road East Hong Kong Tel: (852) 2862 8628 Fax: (852) 2865 0990 Email: hkinfo@computershare.com.hk
UK Branch	Capita Registrars Limited The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom Tel: 0871 664 0300 (UK only – calls cost 10p per minute plus network extras) (44) 208 639 3399 (International) Fax: (44) 208 639 2342 Email: ssd@capitaregistrars.com

AMERICAN DEPOSITARY RECEIPTS

The Bank of New York Mellon
Investor Services
PO Box 11258
Church Street Station
New York, NY 10286-1258
United States
Tel: 1 888 BNY ADRS (US domestic toll fee)
(1) 201 680 6825 (International)
Email: shareowners@bankofny.com

SHARE INFORMATION

Board Lot	1,000 shares
Issued Shares as at 31st March 2008	242,577,133 shares

DIVIDENDS

Dividends per share for the financial year ended 31st March 2008

– Interim dividend	US12.0 cents per ordinary share
– Final dividend	US51.0 cents per ordinary share

INVESTOR RELATIONS CONTACT

Corporate Communications Department
23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong
Tel: (852) 2680 1000
Fax: (852) 2680 1788
Email: investor_relations@vtech.com

WEBSITE

www.vtech.com

www.irasia.com/listco/hk/vtech

VTECH GROUP OF COMPANIES

HEAD OFFICE

VTech Holdings Limited
23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong
Tel: (852) 2680 1000
Fax: (852) 2680 1300
Website: http://www.vtech.com
Email: investor_relations@vtech.com

REGIONAL OFFICES

Canada

VTech Technologies Canada Ltd.
12111 Jacobson Way
Richmond, BC
Canada V6W 1L5
Tel: (1) 604 273 5131
Fax: (1) 604 273 1425
Website: http://www.vtechcanada.com
Email: helpdeskcanada@vtech.ca

France

VTech Electronics Europe S.A.S.
2–6 rue du Château d'Eau
Boite Postale 55
78362 Montesson Cédex
Tel: (33) 1 30 09 88 00
Fax: (33) 1 30 09 87 80
Website: http://www.vtech-jouets.com
Email: vtech_conseil@vtech.com

Germany

VTech Electronics Europe GmbH
Martinstrasse 5
70794 Filderstadt
Tel: (49) 711 709 740
Fax: (49) 711 709 7449
Website: http://www.vtech.de
Email: info@vtech.de

Japan

VTech Electronics (Japan) Inc.
2F, Shin-Osaka Building, 1-1-36
Nishiawaji, Higashiyodogawa-ku
Osaka 533-0031, Japan
Tel: (81) 6 4950 5100
Fax: (81) 6 4950 5101

VTech Communications Japan Ltd.
Okumura Building
3–14, Kanda Ogawamachi
Chiyoda-Ku, Tokyo 101-0052
Tel: (81) 3 3294 0740
Fax: (81) 3 3294 0785
Website: http://www.vtechcms.com
Email: hotline_oem@vtech.com

Netherlands

VTech Electronics Europe B.V.
Copernicusstraat 7
6003 DE Weert
Industrial Estate Kampershoek
Tel: (31) 495 459110
Fax: (31) 495 459114
Website: http://www.vtechnl.com
Email: vtechbenelux@vtech.com

Spain

VTech Electronics Europe, S.L.
Avda. de Aragón, 336 c/v Yécora
Oficina 1- Pol. Ind. Las Mercedes
28022 Madrid
Tel: (34) 91 312 0770
Fax: (34) 91 747 0638
Website: http://www.vtech.es
Email: informacion@vtech.com

United Kingdom

VTech Communications Ltd.
9, Manor Courtyard
Hughenden Avenue
High Wycombe
Buckinghamshire
HP13 5RE
Tel: (44) 149 452 2500
Fax: (44) 149 452 2001

VTech Electronics Europe Plc
Napier Court
Abingdon Science Park
Abingdon, Oxon, OX14 3YT
Tel: (44) 123 555 5545
Fax: (44) 123 554 6804
Website: http://www.vtechuk.com
Email: gbmarketing@vtech.com

United States

VTech Electronics North America, L.L.C.
1155 West Dundee, Suite 130
Arlington Heights
IL 60004-1454
Tel: (1) 847 400 3600
Fax: (1) 847 400 3601
Website: http://www.vtechkids.com
Email: vtechkids@vtechkids.com

VTech Communications, Inc.
9590 S.W. Gemini Drive, Suite 120
Beaverton OR 97008
Tel: (1) 503 596 1200
Fax: (1) 503 644 9887
Website: http://www.vtechphones.com
Email: inquire@vtechphones.com

VTech (OEM), Inc.
12280 Saratoga-Sunnyvale Road
Suite 106, Saratoga
CA 95070-3065
Tel: (1) 408 252 8550
Fax: (1) 408 252 8555
Website: http://www.vtechoem.com
Email: information@vtechoem.com

VTech Telecom, L.L.C.
545 Concord Avenue, Suite 12
Cambridge, MA 02138
Tel: (1) 617 576 3300
Fax: (1) 617 576 7753
Website: http://www.vtechcms.com
Email: cms-info@vtech-cms.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action you should take, you should consult your independent financial adviser, stockbroker, solicitor, professional accountant or other professional adviser duly authorised under the UK Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all your Shares in the Company, you should at once hand this Circular and the accompanying Form of Proxy to the purchaser or transferee or to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code - HKSE: 303 LSE: VTH)

PROPOSAL FOR VOLUNTARY DELISTING OF VTECH HOLDINGS LIMITED FROM LONDON STOCK EXCHANGE PLC AND NOTICE OF SPECIAL GENERAL MEETING

This Circular should be read as a whole. Your attention is drawn to the letter from the Board of the Company which is set out on pages 4 to 7 of this Circular and in which the Board recommends that Shareholders vote in favour of the resolution to be proposed at the special general meeting.

A notice convening a special general meeting of the Company to be held at Elbrus Room, Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong at 4:00 p.m. (Hong Kong time, or as soon as the conclusion of AGM) on Friday 5th September 2008 is set out on page 8 of this Circular.

Whether or not you are able to attend the said meeting, you are requested to complete and return the enclosed Form of Proxy in accordance with the instructions thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the Form of Proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so desire.

21st July 2008

CONTENTS

In this document, the following expressions have the following meanings unless the context otherwise requires:

"AGM"	the annual general meeting (or any adjournment or postponement thereof) of the Company to be held at 3:30 pm (Hong Kong time) on Friday 5th September 2008
"Board"	the board of Directors of the Company from time to time
"Business Day"	any day (other than Saturday, Sunday or public holiday) on which licensed banks in Hong Kong are generally open for business throughout their normal business hours
"Capita"	the UK Branch Registrars, Capita Registrars Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
"Circular"	this document
"Companies Act"	the Companies Act 1985 as amended, re-enacted, replaced or modified on the date of this document by the Companies Act 2006 and any commencement orders relating to or under the Companies Act 2006
"Company"	VTech Holdings Limited, an exempted company incorporated in Bermuda under the Companies Act 1981 of Bermuda (as amended), the shares of which are listed on the Main Board of the Hong Kong Stock Exchange and on the Official List of the UK Listing Authority
"Delisting"	the cancellation of the listing of the Shares on the Official List and from trading on the London Stock Exchange market for listed securities
"Delisting Resolution"	the resolution of the Shareholders for approving the Delisting in the SGM to be convened
"Directors"	the directors, including all the independent non-executive directors, of the Company from time to time
"Form of Proxy"	the form of proxy for use at the SGM accompanying this Circular
"FSA"	Financial Services Authority
"Group"	the Company and its subsidiaries from time to time
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK Branch Register"	the register of members held in Hong Kong by Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"London Stock Exchange"	London Stock Exchange plc
"Official List"	the list maintained by the FSA for the purpose of Part VI of The Financial Services and Markets Act 2000
"SGM"	the special general meeting (or any adjournment or postponement thereof) of the Company to be held at 4:00 pm (Hong Kong time, or as soon as the conclusion of AGM) on Friday 5th September 2008 notice of which is set out at the end of this Circular
"SGM Notice"	notice of the SGM, which is set out on page 8 of this Circular
"Shareholders"	the shareholders of the Company
"Shares"	the ordinary shares of US$0.05 each in the capital of the Company
"UK"	the United Kingdom of England, Wales, Scotland and Northern Ireland
"UK Branch Register"	the register of members held in UK by Capita Registrars Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom
"UK Listing Rules"	the rules laid down by the UK Listing Authority relating to admission to the Official List pursuant to section 73A(2) of The Financial Services and Markets Act 2000

EXPECTED TIMETABLE OF EVENTS

The expected timetable in relation to the Delisting is as follows:

Last date and time for receipt of Proxy Forms for the SGM	:	4:00 pm on Wednesday 3rd September 2008 (Hong Kong time)
Date and time of the SGM	:	4:00 pm on Friday 5th September 2008 (Hong Kong time)
Last day of dealings of the Shares on the Official List	:	Monday 6th October 2008 (London time)
Date of cancellation of listing of Shares on the Official List and trading on the London Stock Exchange's market for listed securities	:	8:00 am on Tuesday 7th October 2008 (London time)

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code - HKSE: 303 LSE: VTH)

Executive Directors:
Allan WONG Chi Yun
(Chairman and Chief Executive Officer)
Edwin YING Lin Kwan
PANG King Fai

Independent Non-Executive Directors:
Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

Registered Office:
Clarendon House
Hamilton HM 11
Bermuda

Principal office in Hong Kong:
23rd Floor
Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong

21st July 2008

To the Shareholders and, for information only, the holders of share options

PROPOSAL FOR VOLUNTARY DELISTING OF VTECH HOLDINGS LIMITED FROM LONDON STOCK EXCHANGE PLC

1. INTRODUCTION

The Board proposes to apply to cancel the listing of the Shares from the Official List of the UK Listing Authority and cancel the admission of the Shares to trading on the London Stock Exchange's market for listed equity securities. A notice period of not less than 20 business days prior to cancellation will commence on 8th September 2008, being the business day after the date of the SGM. As such, it is anticipated that the cancellation of the listing and admission to trading of the Shares will, in both cases, take effect from 7th October 2008.

Pursuant to the Rule 5.2.4 of the UK Listing Rules, the Delisting is subject to Shareholders' approval at the SGM to be convened. The Board has therefore resolved to convene the SGM, the notice of which is set out on page 8 of this document.

Shares of the Company will continue to be listed on the Hong Kong Stock Exchange after the Delisting.

2. REASONS FOR THE DELISTING

The Board has been considering (i) whether it makes financial sense and (ii) the associated benefits of the Shares being listed on two publicly traded stock exchanges, namely the London Stock Exchange and the Hong Kong Stock Exchange. After due and careful consideration, the Board is of the view that as the volume of trading of the Shares on the London Stock Exchange is very limited and the compliance costs and administrative burden are relatively significant, it is no longer in the Company's best interest to maintain a listed status on the London Stock Exchange. As the Company will continue to maintain its primary listing in Hong Kong, the Board is of the view that the dispensation of such additional costs and burden will enable the Board to focus its resources on the business operations of the Company.

3. IMPLICATIONS OF DELISTING FOR SHAREHOLDERS

The Delisting Resolution, if approved by the Shareholders, will result in the delisting of the Company from the London Stock Exchange. This will mean the Company is no longer subject to the UK Listing Rules as well as any other rules and regulations applying to companies with securities traded on the London Stock Exchange. The Company will, however, maintain its Bermuda Share Register as the principal register and continue to be listed on the Hong Kong Stock Exchange and the Shareholders registered in Hong Kong can continue to trade their Shares on the Main Board of the Hong Kong Stock Exchange. Those registered in Bermuda can choose to move their shares to Hong Kong Register so as to trade on the Hong Kong Stock Exchange. Shareholders' voting rights and entitlement to dividends will not be affected by the Delisting. There will be no facility to trade shares on the London Stock Exchange following the delisting and those Shareholders who are affected should contact their stockbroker for further information as to how to trade on the Hong Kong Stock Exchange. The Delisting will also mean that the Company and its Shareholders will no longer be subject to the rights and protections afforded by the Listing Rules of the UK Listing Authority, the City Code, the Combined Code and any other rules and regulations applying to companies with securities traded on the London Stock Exchange.

All Shareholders are entitled to vote on the Delisting Resolution. If the Delisting Resolution is passed, the following procedure stipulated by the UK Branch Register ("Capita") will apply with respect to the removal of Shares which are currently registered with Capita. Shareholders who do not have any Shares registered with Capita are not required to take any action with respect to the removal of Shares and this document is for your information only.

After the Delisting Resolution has been approved at the SGM, the Company will make the necessary announcements on the websites of the Company, the London Stock Exchange and the Hong Kong Stock Exchange to inform all Shareholders of the date of Delisting.

Please note that the last trading day of Shares on the London Stock Exchange will be Monday 6th October 2008, being one business day prior to the date of Delisting.

4. REMOVAL OF THE UK BRANCH SHARE REGISTER

Upon Delisting, each Shareholder who holds Shares that are registered with Capita will be entitled to receive one share certificate representing such Shares. Computershare, the HK Branch Register, will arrange to despatch within 10 Business Days of the date of Delisting, all share certificates to the relevant Shareholders by ordinary mail at the risk of the Shareholder, to the address appearing in the records of Capita.

After the removal of all Shares from the UK Branch Register to the HK Branch Register is completed, the Company will no longer maintain the UK Branch Register and all the Shareholders shall receive a dividend in United States dollars if the Company declares any from time to time, save that those Shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars.

Shareholders who have any queries as to the procedures governing the removal of Shares and the issuing of new share certificates, may contact the share registrars or the company secretary of the Company (contact details below) for further information.

Share Registrar Bermuda Principal
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda
Tel: (441) 299 3954
Fax: (441) 295 6759
Email: funds@bntb.bm

Share Registrar UK Branch
Capita Registrars Limited
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Tel: 0871 664 0300 (UK only - calls cost 10p per minute plus network extras)
(44) 208 639 3399 (International)
Fax: (44) 208 639 2342
Email: ssd@capitaregistrars.com

Share Registrar Hong Kong Branch
Computershare Hong Kong Investor Services Limited
Room 1806-07, 18th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong
Tel: (852) 2862 8628
Fax: (852) 2865 0990
Email: hkinfo@computershare.com.hk

Company Secretary
VTech Holdings Limited
23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, Hong Kong
Tel: (852) 2680 1000
Fax: (852) 2680 1300
Email: investor_relations@vtech.com

5. NOTICE OF SPECIAL GENERAL MEETING

A notice convening the SGM is set out on page 8 of this document. A special resolution will be proposed at the SGM for the Shareholders to approve the Delisting. The approval of 75 per cent. of Shareholders voting at the SGM, in person or by proxy, must be obtained for the Delisting Resolution to become effective.

6. SPECIAL RESOLUTION

The special resolution to be passed (as referred to in paragraph 5 above) is split into two parts, as follows:

(i) the voluntary cancellation of the London Stock Exchange listing and trading of the ordinary shares of US$0.05 each in the capital of the Company; and

(ii) authority for any director or the company secretary of the Company to execute all documents and do all such acts to give effect to the cancellation.

7. ACTION TO BE TAKEN

A Form of Proxy is enclosed with this document for use at the SGM. Whether or not you choose to attend this meeting, you are requested to complete and return the enclosed Form of Proxy to the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of Room 1806-07, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the Form of Proxy will not preclude you from attending and voting at the meeting in person if you so wish.

8. PROCEDURE TO DEMAND A POLL

The procedure by which Shareholders of the Company may demand a poll at the SGM of the Company is set out herein below.

Pursuant to Bye-law 75 of the Bye-laws of the Company, a resolution put to the vote shall be decided on show of hands unless a poll is duly demanded before or upon declaration of the result of the show of hands, by:-

(i) the Chairman of the meeting; or

(ii) at least three members present in person or by proxy for the time being entitled to vote; or

(iii) any member/members present in person or by proxy and representing not less than one-tenth of the voting rights of all the members having the right to vote at the meeting; or

(iv) any member/members present in person or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

In order to enhance Shareholders' rights, the Chairman will demand a poll, pursuant to Bye-law 75 on the Delisting Resolution. The results of the poll will be published on the websites of the Company, the London Stock Exchange and the Hong Kong Stock Exchange on the business day following the SGM.

9. DIRECTORS' RECOMMENDATION

The Board considers that the proposed Delisting is in the best interest of the Company and its Shareholders as a whole. Accordingly, the Board unanimously recommends that the Shareholders vote in favour of the Delisting Resolution to be proposed at the SGM.

Yours faithfully
For and on behalf of
VTech Holdings Limited
Allan WONG Chi Yun
Chairman

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code - HKSE: 303 LSE: VTH)

NOTICE IS HEREBY GIVEN that a special general meeting of VTech Holdings Limited (the "Company") will be held at Elbrus Room, Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Friday 5th September 2008 at 4:00 p.m. (Hong Kong time, or as soon as the conclusion of AGM) for the following purpose:

SPECIAL RESOLUTION

"THAT:

(i) the voluntary cancellation of the listing of the ordinary shares of US$0.05 each in the capital of VTech Holdings Limited (the "Company") on the list maintained by the Financial Services Authority for the purpose of Part VI of The Financial Services and Markets Act 2000 (the "Official List") and from trading on the London Stock Exchange plc market for listed securities under Rule 5.2.4 of the rules laid down by the UK Listing Authority relating to admission to the Official List pursuant to section 73A(2) of The Financial Services and Markets Act 2000 be and is hereby approved; and

(ii) any director or the company secretary of the Company be and is hereby authorised from time to time, as he considers necessary, desirable or expedient to give effect to the above resolution:-

(a) to execute for and on behalf of the Company all documents, instruments, certificates, notices or agreements as may be contemplated or required in respect of the matters contemplated by the above resolution; and

(b) to do all such other acts, matters or things for and on behalf of the Company, as may seem necessary or desirable to perfect, give effect to or implement any of the said documents or the said matters."

By Order of the Board
VTech Holdings Limited
CHANG Yu Wai
Company Secretary

Hong Kong, 21st July 2008

Notes:

1. Any member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, the Form of Proxy must be deposited with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of Room 1806-07, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the SGM or any adjournment thereof.

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code - HKSE: 303 LSE: VTH)

PROXY FORM
FOR THE SPECIAL GENERAL MEETING TO BE HELD ON 5TH SEPTEMBER 2008

I/We [1], ____
of ____
being the registered holder(s) of [2] ______________________ shares of US$0.05 each in the capital of VTECH HOLDINGS LIMITED (the "Company") HEREBY APPOINT the Chairman of the Special General Meeting or [3] ______________________ of ______________________
______________________ or failing him/her ______________________
of ____
as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Special General Meeting of the Company (and at any adjournment thereof) to be held at Elbrus Room, Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on 5th September 2008, at 4:00 p.m. (Hong Kong time, or as soon as the conclusion of the Annual General Meeting) and to vote in respect of the following resolutions as indicated below or, if no such indication is given, as my/our proxy thinks fit:

	SPECIAL RESOLUTION	FOR [4]	AGAINST [4]
1.	To approve and consider the voluntary cancellation of the listing of the ordinary shares of US$0.05 each in the capital of VTech Holdings Limited (the "Company") on the list maintained by the Financial Services Authority for the purpose of Part VI of The Financial Services and Markets Act 2000 (the "Official List") and from trading on the London Stock Exchange plc market for listed securities under Rule 5.2.4 of the rules laid down by the UK Listing Authority relating to admission to the Official List pursuant to section 73A(2) of The Financial Services and Markets Act 2000 be and is hereby approved; and to authorize any director or the company secretary of the Company from time to time, as he considers necessary, desirable or expedient to give effect to the above resolution to execute for and on behalf of the Company all documents, instruments, certificates, notices or agreements as may be contemplated or required in respect of the matters contemplated by the above resolution; and to do all such other acts, matters or things for and on behalf of the Company, as may seem necessary or desirable to perfect, give effect to or implement any of the said documents or the said matters.		

Dated the _________ day of _________________ 2008 Shareholder's signature [5] ________________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Special General Meeting is preferred, please delete the words "the Chairman of the Special General Meeting" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A PARTICULAR RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A PARTICULAR RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST". Failure to tick a box will entitle your proxy to cast your vote at his/her/its discretion on any resolution properly put to the Special General Meeting other than those referred to in the notice convening the Meeting.
5. The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be signed either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarized or certified copy thereof must be lodged at the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of Room 1806-07, 18/F, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the Special General Meeting or any adjournment thereof.
7. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Special General Meeting in person if you so wish.

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

PROXY FORM
FOR THE ANNUAL GENERAL MEETING TO BE HELD ON 5TH SEPTEMBER 2008

I/We [1], ____

of ____

being the registered holder(s) of [2] ______________________________ shares of US$0.05 each in the capital of VTECH HOLDINGS LIMITED (the "Company") HEREBY APPOINT the Chairman of the Annual General Meeting or [3] ____________________ of ____________________

____________________ or failing him/her ____________________

of ____

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company (and at any adjournment thereof) to be held at Elbrus Room, Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on 5th September 2008, at 3:30 p.m. (Hong Kong time) and to vote in respect of the following resolutions as indicated below or, if no such indication is given, as my/our proxy thinks fit:

	RESOLUTIONS	FOR [4]	AGAINST [4]
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March 2008.		
2.	To declare a final dividend for the year ended 31st March 2008.		
3.	(a) To re-elect Mr. Michael TIEN Puk Sun as director;		
	(b) To re-elect Dr. Patrick WANG Shui Chung as director;		
	(c) To fix the remuneration of the Directors.		
4.	To re-appoint KPMG as the auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to repurchase shares representing up to 10% of the issued share capital of the Company at the date of the Annual General Meeting.		
6.	To grant a general mandate to the Directors to allot, issue and deal with additional shares representing up to 10% of the issued share capital of the Company at the date of the Annual General Meeting.		
7.	To extend the general mandate granted to the Directors to allot, issue and deal with additional shares by the addition of such number of shares to be repurchased by the Company.		
8.	To refresh the Scheme Mandate Limit under the Share Option Scheme 2001.		

Dated the ____________ day of ____________ 2008 Shareholder's signature [5] ____________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Annual General Meeting is preferred, please delete the words "the Chairman of the Annual General Meeting" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A PARTICULAR RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A PARTICULAR RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST". Failure to tick a box will entitle your proxy to cast your vote at his/her/its discretion on any resolution properly put to the Annual General Meeting other than those referred to in the notice convening the Meeting.
5. The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be signed either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarized or certified copy thereof must be lodged at the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of Room 1806-07, 18/F, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof.
7. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting in person if you so wish.

vtech

VTech Holdings Limited

偉易達集團*

(於百慕達註冊成立之有限公司)

(股票代號：303)

於二零零八年九月五日舉行之股東週年大會適用之代表委任表格

本人／吾等[1] ____________________

地址為 ____________________

為偉易達集團(「本公司」)股本每股面值0.05美元股份 ____________________ 股[2]

之登記持有人，茲委任股東週年大會主席或[3] ____________________

地址為 ____________________

如其未克出席，則委任 __________ 地址為 ____________________

____________________ 代表本人／吾等出席本公司於二零零八年九月五日香港時間下午三時三十分假座香港金鐘道88號太古廣場1期5樓太古廣場會議中心 Elbrus 廳舉行之股東週年大會，按如下指示就上述決議案投票。如無任何指示，則由本人／吾等之代表自行酌情投票。

	決議案	贊成[4]	反對[4]
1.	省覽及考慮截至二零零八年三月三十一日止年度之經審核之財務報表及董事會及核數師報告。		
2.	宣告派發截至二零零八年三月三十一日止年度之末期股息。		
3.	(a) 重選田北辰先生為本公司董事；		
	(b) 重選汪穗中博士為本公司董事；		
	(c) 釐定董事酬金。		
4.	續聘畢馬威會計師事務所為核數師及授權董事會釐定其酬金。		
5.	授予董事會購回股份最多達本公司於股東週年大會當日已發行股本10%之股份之一般授權。		
6.	授予董事會配發、發行及處理本公司之額外股份最多達本公司於股東週年大會當日已發行股本10%之股份之一般授權。		
7.	授予董事會配發、發行及處理本公司之額外股份之一般權力將給予購回本公司之額外股份之數目。		
8.	更新二零零一年購股權計劃之計劃授權限額。		

日期：二零零八年 __________ 月 __________ 日　　　　股東簽署[5] ____________________

附註：

1. 請以**正楷**填上姓名及地址。聯名股東均須全部填上姓名。
2. 請填上以　閣下名義登記之股份數目。如無填報股份數目，本代表委任表格將視為與全部以　閣下名義登記之本公司股份有關。
3. 如欲委派大會主席以外之人士為代表，請將「股東週年大會主席或」之字樣刪去，並於適當欄內填上　閣下所擬委派代表之姓名及地址。**本代表委任表格內之任何更改均須由簽署人簡簽示可。**
4. **重要提示：　閣下如欲投票贊成決議案，請在「贊成」欄內填上「✓」號；如欲投票反對決議案，則請在「反對」欄內填上「✓」號。**如並無填寫任何一欄，則　閣下之代表可酌情就任何於股東週年大會上適當提呈之及並未載於會議通告之任何決議案投票。
5. 本代表委任表格必須由　閣下或獲　閣下以書面正式授權之代理人簽署；如為公司，則須加蓋公司印鑑或由公司負責人、獲正式授權之代理人親筆簽署。
6. 本代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須於股東週年大會或其任何續會之指定舉行時間48小時前送達本公司在香港之股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806–07室。
7. 如屬聯名股東，則首席聯名股東之投票(不論親自出席、委派代表出席或由公司代表出席)，將被視為代表其他聯名股東投票論。首席聯名股東之界定，乃根據聯名股東在本公司股東名冊上之排名先後次序，名列於首之股東為首席聯名股東。
8. 受委代表無須為本公司股東，惟必須親自代表　閣下出席會議。
9. 完成及遞交本代表委任表格將不排除　閣下如欲親自出席股東週年大會及投票。

* *僅供識別*

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this Circular or as to the action you should take, you should consult your independent financial adviser, stockbroker, solicitor, professional accountant or other professional adviser duly authorised under the UK Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all your Shares in the Company, you should at once hand this Circular and the accompanying Form of Proxy to the purchaser or transferee or to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES, RE-ELECTION OF DIRECTORS, REFRESHMENT OF THE SCHEME MANDATE LIMIT UNDER THE SHARE OPTION SCHEME 2001 AND NOTICE OF ANNUAL GENERAL MEETING

This Circular should be read as a whole, your attention is drawn to the letter from the Board of the Company which is set out on pages 3 to 11 (inclusive) of this Circular. A notice convening the annual general meeting of VTech Holdings Limited to be held at Elbrus Room, Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong at 3:30 p.m. (Hong Kong time) on 5th September 2008 is set out on pages 12 to 15 (inclusive) of this Circular.

Whether or not you are able to attend the said meeting, you are requested to complete and return the enclosed Form of Proxy in accordance with the instructions thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the Form of Proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so desire.

21st July 2008

CONTENTS

In this document, the following expressions have the following meanings unless the context otherwise requires:

"AGM"	the annual general meeting (or any adjournment or postponement thereof) of the Company to be held on 5th September 2008 at 3:30 p.m. (Hong Kong time)
"AGM Notice"	notice of the AGM, which is set out on pages 12 to 15 (inclusive) of this Circular
"Board"	the board of Directors from time to time
"Circular"	this document
"Companies Act"	the Companies Act 1985 as amended, re-enacted, replaced or modified on the date of this document by the Companies Act 2006 and any commencement orders relating to or under the Companies Act of 2006 of the UK
"Company"	VTech Holdings Limited, an exempted company incorporated in Bermuda under the Companies Act 1981 of Bermuda (as amended), the shares of which are listed on the Main Board of the Hong Kong Stock Exchange and on the Official List of the UK Listing Authority
"Directors"	the directors, including all the independent non-executive directors, of the Company from time to time
"Form of Proxy"	the form of proxy for use at the AGM accompanying this document
"Group"	the Company and its subsidiaries from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Branch Register"	the register of members held in Hong Kong by Computershare Hong Kong Investor Services Limited of Room 1806-07, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Latest Practicable Date"	16th July 2008, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information included herein
"London Stock Exchange"	London Stock Exchange plc

"Participants"	the classes of persons who are eligible to participate in the Share Option Scheme 2001
"Shareholders"	holders of Shares
"Share(s)"	ordinary share(s) of US$0.05 each in the issued share capital of the Company
"Share Mandate Limit"	the maximum number of Shares which may be allotted and issued upon exercise of all options to be granted under the Share Option Scheme 2001
"Share Option Scheme 2001"	the share option scheme adopted by the Company pursuant to the resolutions of the Shareholders on 10th August 2001
"UK"	the United Kingdom of England, Wales, Scotland and Northern Ireland
"UK Branch Register"	the register of members held in UK by Capita Registrars Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom
"UK Listing Rules"	the rules laid down by the UK Listing Authority relating to admission to the Official List pursuant to section 73A(2) of the Financial Services and Markets Act 2000
"US$"	United States dollars, the lawful currency of the United States of America

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

Executive Directors:
Allan WONG Chi Yun
(Chairman and Group Chief Executive Officer)
Edwin YING Lin Kwan
PANG King Fai

Independent Non-Executive Directors:
Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

Registered office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal office in Hong Kong:
23rd Floor
Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong

21st July 2008

To the Shareholders and for information only,
the holders of share options

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES, RE-ELECTION OF DIRECTORS, REFRESHMENT OF THE SCHEME MANDATE LIMIT UNDER THE SHARE OPTION SCHEME 2001 AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this Circular is to seek your approval of proposals to (i) grant general mandates to repurchase shares and to issue shares; (ii) re-elect the retiring Directors; and (iii) refresh the Scheme Mandate Limit under the Share Option Scheme 2001, and to provide you with information in connection with such proposals. Your approval on such proposals will be sought at the AGM.

2. GENERAL MANDATE TO REPURCHASE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 3rd August 2007 to exercise the powers of the Company to repurchase Shares will expire at the AGM.

At the AGM, Resolution 5, as set out in the AGM Notice, will be proposed as an ordinary resolution pursuant to which the Directors will be granted a general and unconditional mandate to exercise all the powers of the Company to repurchase issued Shares subject to the criteria set out in the resolution. The authority relates only to repurchases made on the Hong Kong Stock Exchange and the London Stock Exchange and otherwise in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules. The general mandate covers repurchases made or agreed to be made only during the period ending at the conclusion of the annual general meeting of the Company to be held in 2009 or until the authority given under Resolution 5 is renewed, revoked, or varied by ordinary resolution of the Shareholders in general meeting, whichever occurs first. In accordance with the Hong Kong Stock Exchange Listing Rules, the Company is required to send to its shareholders an explanatory statement containing all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of a mandate to exercise the powers of the Company to purchase its own Shares. This document sets out below such information, in relation to the mandate to repurchase Shares, as is required to be provided in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules.

Share Capital and Maximum Number of Shares that may be Repurchased

The maximum number of Shares that may be repurchased on the Hong Kong Stock Exchange or on another stock exchange pursuant to the mandate will be such number of Shares as represents 10% of the share capital of the Company in issue on the date of the AGM. As at the Latest Practicable Date, there were in issue an aggregate of 243,510,133 Shares. Subject to the passing of the relevant resolution approving the mandate to repurchase Shares and on the basis that no Shares are issued or repurchased prior to the AGM, the Company would be permitted under the repurchase mandate to repurchase a maximum of 24,351,013 Shares. The mandate relates only to repurchases of Shares which are fully paid up.

As at the Latest Practicable Date, the total number of options to subscribe for Shares that are outstanding is 6,340,000 being equivalent to approximately 2.6% of the total issued share capital of the Company as at that date. If the repurchase of Shares under the currently existing mandate was carried out in full prior to the AGM and the repurchase of Shares under the new mandate to be passed at the AGM was also carried out in full following the AGM, the percentage of the total number of options to the total issued share capital would increase to approximately 3.3%.

Reasons for Repurchases

While it is not possible to anticipate any specific circumstances in which the Directors might think it appropriate to repurchase Shares, the Directors believe that an authority to do so would give the Company additional flexibility that would be beneficial. The Directors have no current intention to repurchase any Shares.

In reaching a decision as to whether to make any such repurchase, the Directors will take account of market conditions and the Company's funding arrangements at the time and whether or not such repurchase would lead to an enhancement of the net asset value per Share of the Company and/or its earnings per share. Shareholders can be assured that the Directors would only make a repurchase in circumstances where they consider it to be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on favourable terms after obtaining all necessary consents which may be required under loan or finance documentation.

On the basis of the consolidated financial position of the Company as at 31st March 2008, (being the date to which the latest published audited consolidated financial statements of the Company have been made up) and in particular the working capital position of the Company at that time and the number of Shares to which the repurchase mandate relates, the Directors consider that it is likely that there would be an adverse impact on the working capital position and the gearing position of the Company in the event that the repurchase mandate were to be exercised in full during the repurchase period. No repurchases would be made where such repurchases would have a material adverse impact on the working capital position of the Company unless the Directors consider that such repurchases were in the best interests of the Company.

Price to be Paid for Repurchases

Under the UK Listing Rules, the maximum price which may be paid for each of the Shares to be repurchased is 5% above the average market value of the Shares for the five business days immediately prior to the repurchase. The minimum price that will be paid for each of the Shares is US$0.05, being the nominal value of the Shares.

Funding of Repurchases

The Company is empowered by its Memorandum of Association and Bye-laws to repurchase its Shares. Purchases of Shares must be financed out of funds legally available for such purpose in accordance with the Company's Memorandum of Association and Bye-laws and the laws of Bermuda and will be funded by the resources of the Company. Bermuda law provides that the amount of capital paid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant Shares or the funds of the Company that would otherwise be available for dividend or distribution of the proceeds of a fresh issue of Shares made for the purpose. The amount of premium payable on repurchase may only be paid out of the funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the Shares are repurchased. Should the Directors consider it desirable, they would be able to finance the repurchase out of funds borrowed against any of the above-mentioned accounts.

Hong Kong Stock Exchange Listing Rules

The reporting requirements contained in the Hong Kong Stock Exchange Listing Rules specify that, inter alia, a listed company shall report all repurchases of its securities to the Hong Kong Stock Exchange by no later than 9:00 a.m. (Hong Kong time) on the business day following the date of repurchase of any securities and shall include in its annual report a monthly breakdown of repurchases of securities.

UK Listing Rules

The UK Listing Rules require the Company to notify a Regulatory Information Service of the London Stock Exchange of any repurchases made by the Company no later than 7:30 a.m. (London time) on the business day following the calendar day on which the repurchase took place.

Directors' Undertaking

The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules (to the extent that are valid and applicable) and all applicable Bermuda laws and in accordance with the regulations set out in the Memorandum of Association and Bye-laws of the Company.

Directors and Connected Persons

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of the associates (as defined in the Hong Kong Stock Exchange Listing Rules) of any of the Directors, have any present intention, in the event that the grant to the Directors of the repurchase mandate is approved by the Shareholders, of selling Shares to the Company.

No persons who are connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, nor have they undertaken not to sell any of the Shares held by them to the Company in the event that the Company is authorised to make repurchases of Shares.

Hong Kong Code on Takeovers and Mergers

If, as a result of a share repurchase, a Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Codes on Takeovers and Mergers (the "Takeovers Code") and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer for the securities of the Company under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the total interests of Dr. Allan WONG Chi Yun (including interests held directly and indirectly by the trustee of a discretionary trust in which Dr. WONG is the founder) was 38.5% in the issued share capital of the Company.

If, which is not presently contemplated, the Company was to repurchase Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date from the public shareholding, the percentage shareholding of Dr. WONG (including interests held directly and indirectly by the trustee of a discretionary trust in which Dr. WONG is the founder) would increase to 42.7%.

The Directors do not have the intention to exercise the power to repurchase Shares of the Company to an extent which would make any of the substantial Shareholders to be obliged to make a mandatory offer under Rule 26 of the Takeovers Code in this respect.

Share Prices and Share Repurchase Records

During each of the 12 months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Hong Kong Stock Exchange were as follows:

	Share Price	
	Highest	**Lowest**
	HK$	*HK$*
2007		
July	82.00	66.95
August	70.80	50.40
September	67.25	57.00
October	66.00	53.00
November	69.65	61.80
December	69.90	55.80
2008		
January	57.85	31.00
February	47.50	35.60
March	39.20	29.60
April	43.00	37.75
May	51.10	41.00
June	50.00	41.75
July, up to the Latest Practicable Date	47.45	41.05

During the six months preceding the Latest Practicable Date, no Shares were repurchased by the Company.

Status of Repurchased Shares

Under Bermuda law, any Shares repurchased by the Company will be treated as cancelled and the issued share capital of the Company, but not the aggregate amount of its authorised share capital, will be reduced accordingly.

3. GENERAL MANDATE TO ISSUE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 3rd August 2007 to exercise the powers of the Company to allot, issue and deal with Shares will expire at the AGM.

Resolution 6 as set out in the AGM Notice will be proposed as an ordinary resolution to renew a general and unconditional mandate to authorise the Directors to allot, issue and deal with further new Shares representing up to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date the resolution is passed. As at the Latest Practicable Date, there were in issue an aggregate of 243,510,133 Shares. On the basis that no Shares are issued or repurchased prior to the AGM, the Company would be allowed to allot, issue and deal with a maximum of 24,351,013 further new Shares. In addition, if Resolution 5 is passed, authorising the repurchase of Shares by the Company, Resolution 7 set out in the AGM Notice will be proposed as an ordinary resolution to extend the authority of the Directors to allot, issue and deal with Shares to include an additional number of Shares equal to the number of Shares repurchased under the repurchase mandate.

The authority of the Directors to allot and issue Shares pursuant to Resolutions 6 and 7 shall expire on the earlier of the conclusion of the annual general meeting of the Company to be held in 2009, or the date of renewal of such authority prior to such time or the date on which such authority is revoked or varied by ordinary resolution of the Shareholders in general meeting. The Directors confirm that there are no pre-emptive rights attaching to the Shares and that they have no present intention of allotting, issuing and dealing with Shares pursuant to the authority that would be vested in them pursuant to Resolutions 6 and 7 set out in the AGM Notice.

4. RE-ELECTION OF DIRECTORS

In accordance with Bye-law 112(A) of the Bye-laws of the Company, Dr. Raymond CH'IEN Kuo Fung, Mr. Michael TIEN Puk Sun and Dr. Patrick WANG Shui Chung will retire as Directors by rotation at the AGM. Dr. Raymond CH'IEN Kuo Fung will not offer himself for re-election whereas Mr. Michael TIEN Puk Sun and Dr. Patrick WANG Shui Chung, being eligible, will offer themselves for re-election at the AGM.

Dr. Raymond CH'IEN Kuo Fung has confirmed that he has no disagreement with the Board and there is no matter which needs to be brought to the attention of the shareholders of the Company in respect of his retirement as a Director.

Particulars of the Directors proposed to be re-elected at the AGM are as follows:-

Mr. Michael TIEN Puk Sun

Michael TIEN Puk Sun, BBS, JP, aged 57, appointed as an Independent Non-executive Director in 2001. Mr. TIEN holds a Bachelor of Science Degree in Electrical Engineering from Cornell University, USA and an MBA degree from Harvard Business School. Mr. TIEN is the Chairman and founder of the G2000 Group which started its business back in 1979. Before starting up G2000, he worked with Macy's Department Store in New York, USA. Mr. TIEN is an active member in Hong Kong community affairs, holding posts including the Chairman of the Standing Committee on Language Education and Research, the Chairman of the Employee Retraining Board and a member of the Education Commission. Mr. TIEN was appointed as National People's Congress Hong Kong Deputy in 2008. He was the past Chairman of Kowloon-Canton Railway Corporation. Save as disclosed above, Mr. TIEN has not held other directorships in listed public companies during the past three years.

Mr. TIEN does not hold other directorships in the Group. He has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. TIEN was interested in 423,000 ordinary shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Details of his interests are provided in the sections of "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures" under the "Report of Directors" in the 2008 Annual Report of the Company.

There is no service contract entered into between Mr. TIEN and the Company or any of its subsidiaries that is not determined by the Group within one year without payment of compensation (other than statutory compensation). Mr. TIEN has been appointed for a term of three years and is subject to retirement by rotation and re-election at the AGM of the Company in accordance with the Bye-laws of the Company. Mr. TIEN will receive Directors' fees as approved from time to time by Shareholders at the AGM of the Company, currently being US$20,000 per annum, which is determined by the Board with reference to his scope of responsibilities.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders and there is no information to be disclosed pursuant to any of the requirements of the provisions under Paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Stock Exchange Listing Rules.

Dr. Patrick WANG Shui Chung

Patrick WANG Shui Chung, JP, aged 57, appointed as an Independent Non-executive Director in 2001. Dr. WANG obtained his Bachelor and Master of Science degrees in Electrical Engineering and received an Honourary Doctorate of Engineering from Purdue University in Indiana, USA. Dr. WANG is currently the Chairman and Chief Executive Officer of Johnson Electric Holdings Limited, a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Tristate Holdings Limited. He is a member of the Steering Committee on Innovation and Technology, the Chairman of the Hong Kong Applied Science and Technology Research Institute Company Limited and a director of a charitable organization, Heifer International Hong Kong Limited. Save as disclosed above, Dr. WANG has not held other directorships in listed public companies during the past three years.

Dr. WANG does not hold other directorships in the Group. He has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Dr. WANG does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract entered into between Dr. WANG and the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation). Dr. WANG has been appointed for a term of three years and is subject to retirement and re-election at the AGM of the Company in accordance with the Bye-laws of the Company. Dr. WANG will receive Directors' fee as approved from time to time by Shareholders at the AGM of the Company, currently being US$20,000 per annum, which is determined by the Board with reference to his scope of responsibilities.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders and there is no information to be disclosed pursuant to any of the requirements of the provisions under Paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Stock Exchange Listing Rules.

5. REFRESHMENT OF THE SCHEME MANDATE LIMIT UNEDR THE SHARE OPTION SCHEME 2001

Pursuant to the terms of the Share Option Scheme 2001 and in compliance with the provisions of Chapter 17 of the Listing Rules, the maximum number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme 2001 and all other share option schemes of the Company shall not exceed 10% of the Shares in issue as at the date of approval of the Share Option Scheme, being 22,515,123 Shares. Options lapsed in accordance with the terms of the Share Option Scheme 2001 will not be counted for the purpose of calculating the 10% limit.

As at the Latest Practicable Date, options to subscribe for 21,323,000 Shares have been granted of which:

(i) Options to subscribe for 14,983,000 Shares had been exercised;

(ii) Options to subscribe for 6,340,000 Shares had been granted but not yet exercised, representing approximately 2.6% of the issued share capital of the Company;

and options to subscribe for 10,905,000 Shares had lapsed under the Share Option Scheme 2001 since adoption. None of such options so granted has been cancelled as at the Latest Practicable Date.

As a result, only 1,192,123 options may be granted under the Share Option Scheme 2001 prior to refreshment of the Scheme Mandate Limit. As at the Latest Practicable Date, there has been no refreshment of the Share Mandate Limit since the adoption of the Share Option Scheme 2001. Apart from the Share Option Scheme 2001, the Company has no other share option scheme in issue as at the Latest Practicable Date.

The Directors proposed to refresh the Scheme Mandate Limit, subject to the Shareholders' approval at the AGM, so that the Board would be allowed to grant further options to the Participants under the Share Option Scheme 2001 to motivate the Participants to contribute to the success of the Group.

Since the total number of Shares which may be issued upon the exercise of all options granted under the Share Option Scheme 2001 and any other share option schemes of the Company must not in aggregate exceed 10% of the Shares in issue at the date of the approval of the Share Option Scheme 2001:-

(1) the Company may seek Shareholders' approval to refresh the Scheme Mandate Limit on the grant of options under the Share Option Scheme 2001 as and when required in compliance with the Hong Kong Stock Exchange Listing Rules. For this purpose, the total number of Shares which may be issued upon the exercise of all options granted under the Share Option Scheme 2001 and any other share option schemes of the Company under the limit as "refreshed" must not exceed 10% of the Shares in issue as at the date of approval of the limit as refreshed. Options previously granted under the Share Option Scheme 2001 and any other share option schemes of the Company including those outstanding, cancelled or lapsed in accordance with such scheme(s) or exercised options will not be counted in calculating the limit as "refreshed"; and

(2) the maximum aggregate number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme 2001 and any other share option schemes of the Company must not in aggregate exceed 30% of the Shares in issue from time to time (the "Overall Limit")

If the Scheme Mandate Limit is "refreshed" at the AGM, on the basis of 243,510,133 Shares in issue as at the Latest Practicable Date and assuming that no Shares will be issued or repurchased by the Company prior to the AGM, the Scheme Mandate Limit will be re-set at 24,351,013, representing 10% of the Shares which will be in issue at the date of obtaining the Shareholders' approval of refreshing the Scheme Mandate Limit, and the Board will be allowed to grant further options under the Share Option Scheme 2001 carrying the rights to subscribe for a maximum of 24,351,013 Shares, representing 10% of the Shares which will be in issue at the date of obtaining the Shareholders' approval of refreshing the Scheme Mandate Limit.

On the basis of 243,510,133 Shares in issue as at the Latest Practicable Date, the 30% Overall Limit represents a total of 73,053,039 Shares. Accordingly, the "refreshed" Scheme Mandate Limit of 24,351,013 Shares plus the options over 6,340,000 Shares granted but not yet exercised does not exceed the 30% Overall Limit.

Given that the amount of Shares that can be made available under options for the purpose of the Share Option Scheme 2001 is near depletion, the Share Option Scheme 2001 cannot continue to serve its intended purpose for the benefits of the Group and its Shareholders unless the Scheme Mandate Limit is "refreshed" in accordance with the rules of the Share Option Scheme 2001.

The Directors consider that it will be for the benefit of the Company and its Shareholders as a whole that the Participants are granted rights to obtain equity holdings of the Company through the grant of options under the Share Option Scheme 2001. This will motivate the Participants to contribute further to the success of the Group. For these reasons, an ordinary resolution will be proposed at the AGM for "refreshing" the Scheme Mandate Limit.

The adoption of the refreshed Scheme Mandate Limit is conditional upon:-

(i) the Shareholders passing an ordinary resolution to approve the refreshment of the Scheme Mandate Limit on grant of options under the Share Option Scheme 2001 at the AGM; and

(ii) the Hong Kong Stock Exchange and London Stock Exchange (to the extent that is valid and applicable) granting approval for the listing of, and the permission to deal in, the Shares to be issued pursuant to the exercise of any options granted within refreshed Scheme Mandate Limit under the Share Option Scheme 2001.

Application will be made to the Hong Kong Stock Exchange and London Stock Exchange (to the extent that is valid and applicable) for granting the listing of and permission to deal in the Shares to be issued upon exercise of options pursuant to the refreshment of the Scheme Mandate Limit.

6. PROCEDURE TO DEMAND A POLL

The procedure by which Shareholders of the Company may demand a poll at a general meeting of the Company is set out herein below.

Pursuant to Bye-law 75 of the Bye-laws of the Company, a resolution put to the vote shall be decided on show of hands unless a poll is duly demanded before or upon declaration of the result of the show of hands, by:-

(i) the Chairman of the meeting; or

(ii) at least three members present in person or by proxy for the time being entitled to vote; or

(iii) any member/members present in person or by proxy and representing not less than one-tenth of the voting rights of all the members having the right to vote at the meeting; or

(iv) any member/members present in person or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

7. NOTICE OF ANNUAL GENERAL MEETING

The AGM Notice is set out on pages 12 to 15 (inclusive) of the Circular.

A Form of Proxy is enclosed with this Circular for use at the AGM. Whether or not you choose to attend this meeting, you are requested to complete and return the enclosed Form of Proxy to the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of Room 1806-07, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting. Completion of a Form of Proxy will not preclude you from attending and voting at the meeting in person if you so wish.

8. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

9. RECOMMENDATIONS

The Directors consider that the general mandate to repurchase Shares and issue Shares, re-election of the retiring Directors and refresh the Scheme Mandate Limit under the Share Option Scheme 2001 are each in the best interests of the Company and its Shareholders as a whole. The Directors recommend that the Shareholders of the Company to vote in favour of these resolutions to be proposed at the AGM.

Yours faithfully
For and on behalf of
VTech Holdings Limited
Allan WONG Chi Yun
Chairman

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of VTech Holdings Limited (the "Company") will be held at Elbrus Room, Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on 5th September 2008 at 3:30 p.m. (Hong Kong time) for the following purposes:

ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March 2008.

2. To declare a final dividend of US51 cents per share in respect of the year ended 31st March 2008.

3. (a) To re-elect Mr. Michael TIEN Puk Sun as Director;

   (b) To re-elect Dr. Patrick WANG Shui Chung as Director;

   (c) To fix the remuneration of the Directors as totalling US$140,000 and such that each Director is entitled to US$20,000 per annum for the year ending 31st March 2009 pro rata to their length of service during the year.

4. To re-appoint KPMG as the auditors and to authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

Resolutions 5 to 8 will be proposed as ordinary resolutions of the Company:

5. "**THAT**:

   (a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company during the Relevant Period to repurchase ordinary shares of US$0.05 each in the share capital of the Company on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") subject to and in accordance with all applicable laws and the provisions of, and in the manner specified in, the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares hereby authorised to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the annual general meeting at which this resolution is passed;

   (c) the authority hereby conferred on the Company pursuant to the approval in paragraph (a) above shall expire on the earlier of (i) the conclusion of the first annual general meeting of the Company after the date of the annual general meeting at which this resolution is passed, or (ii) such authority given under this resolution being renewed, revoked or varied by ordinary resolution of shareholders of the Company in general meeting; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT**:

(a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company during the Relevant Period to allot, issue and deal with additional unissued shares in the capital of the Company and to make or grant offers, agreements and/or options, including warrants to subscribe for shares and other rights of subscription for or conversion into shares, which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the share capital to be allotted, issued and dealt with by the Directors of the Company pursuant to the approval in paragraph (a) above, other than as set out in paragraph (c) below, shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the annual general meeting of the Company at which this resolution is passed and the authority conferred on the Directors pursuant to paragraph (a) above shall expire on the earlier of (i) the conclusion of the first annual general meeting of the Company after the date of the annual general meeting at which this resolution is passed, or (ii) such authority being revoked or varied by ordinary resolution of the shareholders of the Company in general meeting, save that, in each case, such authority shall allow the Company before the expiry of such authority to make or grant offers, agreements and/or options (including warrants to subscribe for shares and other rights of subscription for or conversion into shares) which would or might require shares to be allotted and issued after the expiry of such authority and the Directors may allot, issue and deal with the shares in pursuance of such offers, agreements and/or options as if such authority conferred hereby had not expired;

(c) the provisions of paragraph (b) above shall not apply to the aggregate nominal amount of share capital allotted and/or issued or agreed to be conditionally or unconditionally issued and/or allotted by the Directors pursuant to:

(i) a rights issue where shares are offered for a fixed period to shareholders in proportion to their then holdings of shares on a fixed record date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory applicable to the Company); or

(ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Company's Bye-laws; or

(iii) the exercise of options granted under any share option scheme or similar arrangement adopted by the Company;

(d) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors; and

(e) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** conditional on the passing of Resolution 5 in the notice convening this meeting, the general mandate granted to the Directors to exercise all the powers of the Company to allot, issue and deal with additional shares pursuant to Resolution 6 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed to be conditionally or unconditionally allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 5, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

8. "**THAT** with respect to the share option scheme (the "Share Option Scheme 2001") adopted by the Company on 10th August 2001, approval be and is hereby generally and unconditionally granted for refreshing and approving the limit (the "Scheme Mandate Limit") on the amount of the shares of US$0.05 each in the capital of the Company ("Shares") which may be issued upon the exercise of the options to be granted under the Share Option Scheme 2001 such that (i) the total number of the Shares which may be issued upon the exercise of all the options to be granted under the Share Option Scheme 2001 with the Scheme Mandate Limit as refreshed hereunder and under any other share option schemes of the Company shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution, and (ii) options shall be granted under the Share Option Scheme 2001, and the Share Option Scheme 2001 shall operate and take effect, on the basis of the refreshed Scheme Mandate Limit as approved by this resolution, and (iii) the options previously granted under the Share Option Scheme 2001 and other share option schemes of the Company (including any options outstanding, cancelled, lapsed or exercised in accordance with the terms of the Share Option Scheme 2001 or any other share option schemes of the Company) shall not be counted for the purpose of calculating the Scheme Mandate Limit as refreshed hereby; and **THAT** any director of the Company be and is hereby authorised to take any step as he may consider to be necessary, desirable or expedient in connection with the refreshment of the Scheme Mandate Limit and to grant options to subscribe for Shares up to the refreshed Scheme Mandate Limit under the Share Option Scheme 2001 and to exercise all powers of the Company to allot, issue and deal with shares of the Company pursuant to the exercise of such options."

By Order of the Board
VTech Holdings Limited
CHANG Yu Wai
Company Secretary

Hong Kong, 21st July 2008

Notes:

1. At the AGM, the Chairman of the Meeting will exercise his power under Bye-law 75 of the Company's Bye-laws to put each of the above resolutions to the vote by way of a poll.

2. Any member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be valid, the form of proxy must be deposited with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of Room 1806-07, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the AGM or any adjournment thereof.

4. The Register of Members of the Company will be closed from 29th August 2008 to 5th September 2008 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates should be lodged with Computershare Hong Kong Investor Services Limited of Room 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. (Hong Kong time) on 28th August 2008.

附註：

1. 於股東週年大會上，會議主席將根據公司細則第75條行使其權力，以按股數投票方式表決上述之決議案。

2. 凡有權出席股東週年大會並於會上投票之股東，均有權委託一位或多位代表出席，並於表決時代其投票。受委任代表毋須為本公司股東。

3. 代表委任表格須於股東週年大會或任何續會指定舉行時間48小時前，交回本公司之香港股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心18樓1806–07室)，方為有效。

4. 本公司將自二零零八年八月二十九日起至二零零八年九月五日(包括首尾兩天)暫停辦理股份過戶登記手續，在此期間，本公司將不會接受股份過戶登記。為符合獲發擬派末期股息之資格，所有股份過戶文件連同有關股票均須於二零零八年八月二十八日下午四時(香港時間)前送交香港中央證券登記有限公司於香港皇后大道東183號合和中心17樓1712–16室進行登記。

(d) 上文(a)段之批准將附加於任何其他給予董事會之授權；及

(e) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司遵照本公司的公司細則或適用之法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案所述之權力經由本公司股東在股東大會通過普通決議案撤銷或修改之日。」

7. 「**動議**待召開本大會之通告所載決議案5通過後，本公司董事會獲授權並於現時可有效根據召開本大會之通告所載決議案6行使本公司一切權力以配發、發行及處理額外股份之一般授權將擴大，在董事會根據上述授權可能配發或同意有條件或無條件配發之本公司股本總面額之上，加上相當於本公司根據按照決議案5授出之權力購回之本公司股本總面額，惟增加後之數額不得超過本決議案通過當日本公司已發行股本總面額10%。」

8. 「**動議**根據本公司於二零零一年十月八日採納之購股權計劃(「二零零一年購股權計劃」)，一般及無條件批准授出更新及批准計劃授權限額(「計劃授權限額」)，根據二零零一年購股權計劃，授出之所有購股權獲行使時可予發行之本公司已發行股本中每股面值0.05美元之股份總數為(i)於此更新之限額下根據二零零一年購股權計劃及本公司其他購股權計劃授出之所有購股權獲行使時可予發行之本公司已發行之股份總數不得超逾本決議案獲通過當日本公司股本面值總額之10%，及(ii)在此決議案獲通過的基礎上，購股權須根據二零零一年購股權計劃授出並按其更新之計劃授權限額運作及生效；及(iii)過往根據二零零一年購股權計劃及本公司其他購股權計劃授出之購股權(包括根據二零零一年購股權計劃或本公司任何其他購股權計劃之條款下未行使、已註銷、已作廢或已行使之購股權)將不計算在更新計劃授權限額內，**並動議**授權本公司任何董事採取任何彼認為屬必要、適宜或權宜之步驟根據二零零一年購股權計劃授出購股權至更新計劃授權限額，以及行使本公司一切權力以配發、發行及處理該等因購股權獲行使而發行之股份。」

承董事會命
VTech Holdings Limited
偉易達集團
公司秘書
張怡煒

香港，二零零八年七月二十一日

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司遵照本公司的公司細則或適用之法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案所述之權力經由本公司股東在股東大會通過普通決議案撤銷或修改之日。」

6. 「**動議**：

(a) 根據(b)及(c)段之條文，一般無條件批准董事會在有關期間行使本公司之一切權力以配發、發行及處理本公司股本中之額外尚未發行股份，以及作出或授予可能需行使該等權力之建議、協議及／或購股權，包括認購股份的認股權證及其他可認購或轉換股份之權力；

(b) 本公司董事會根據上文(a)段之批准而配發、發行及處理之股本總面額(除根據下文(c)段所述者以外)不得超過於通過本決議案之本公司股東週年大會當日之本公司已發行股本總面值10%，以及董事根據上文(a)段獲賦予之權力，將於(i)通過決議案後首次股東週年大會或(ii)在本公司股東大會上股東透過普通決議案撤銷或修改此授出之權力之時(以較早者為準)結束，惟於每一情況下，此權力須准許本公司於此權力屆滿之前，作出或授予建議、協議及購股權(包括認購股份的認股權證或其他可認購或轉換股份之權力)，而將會或可能要求股份於此項授權權力屆滿之後予以配發或發行，而董事可根據此等建議、協議及／或購股權以配發、發行及處理股份，猶如在此賦予之權力尚未屆滿；

(c) 上文(b)段之條文並不適用於董事會根據以下各項配發及／或發行或同意有條件或無條件發行及／或配發之股本總面額：

(i) 於指定期間按股東於指定記錄日期的持股比例而發售股份之配售新股(惟董事會有權在必須或權宜時就零碎股份權益或根據適用於本公司之任何司法權區之法律規定之任何限制或責任或任何該等地區之認可監管機構或任何證券交易所之規定而取消此方面之權利或作出其他安排)；或

(ii) 任何根據本公司細則實行之以股代息計劃或類似安排；或

(iii) 根據本公司採納之任何購股權計劃或類似安排所授予的購股權獲行使；

vtech

VTech Holdings Limited
偉易達集團*

(於百慕達註冊成立之有限公司)

(股票代號：303)

茲通告偉易達集團(「本公司」)謹訂於二零零八年九月五日香港時間下午三時三十分假座香港金鐘道88號太古廣場1期5樓太古廣場會議中心 Elbrus 廳舉行股東週年大會，以處理下列各項：

普通事項

1. 省覽截至二零零八年三月三十一日止年度之經審核之財務報表及董事會及核數師報告書。

2. 宣告派發截至二零零八年三月三十一日止年度之末期股息每股51美仙。

3. (a) 重選田北辰先生為本公司董事；

   (b) 重選汪穗中博士為本公司董事；

   (c) 釐定董事酬金合共十四萬美元，每位董事按其年內的任期比例，在二零零九年三月三十一日止年度之酬金為每年二萬美元。

4. 續聘畢馬威會計師事務所為核數師，並授權董事會釐訂其酬金。

特別事項

決議案5至8提呈為本公司之普通決議案：

5. 「**動議**：

   (a) 根據下文(b)及(c)段之條文，一般無條件批准董事會在有關期間行使本公司之一切權力，按照所有適用法例及根據香港聯合交易所有限公司(香港交易所)證券上市規則之條文及所指定之方式，在香港交易所購回本公司股本中每股面值0.05美元之普通股份；

   (b) 本公司根據上文(a)段之批准有權購回之股份總面值，不得超過本決議案於股東週年大會上獲通過當日本公司已發行股本總面額10%；

   (c) 本公司根據上文(a)段獲賦予之權力將於下列期間結束(以較早者為準)：(i)通過此決議案後的首次股東週年大會結束或(ii)在本公司股東大會上股東透過普通決議案將根據本決議案授出之權力延續、撤銷或修訂之時；及

* *僅供識別*

7. 股東週年大會通告

股東週年大會通告載於本文件第12頁至第15頁內(包括首尾兩頁)。

股東週年大會適用之委任表格隨附於本通函。不論 閣下會否出席是次大會，本公司謹要求 閣下最遲於大會指定舉行時間48小時前填妥隨附之委任表格，並交回本公司在香港之股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806–07室。填妥及交回委任表格， 閣下仍可親身出席大會並在會上投票。

8. 責任聲明

本通函的資料乃遵照香港交易所上市規則之規定而提供有關本公司的資料。各董事願就本通函所載資料之準確性共同及個別地承擔全部責任，並經作出一切合理查詢後，確認就彼等所知及所信，並無遺漏任何事實致使本通函所載任何陳述產生誤導。

9. 推薦建議

董事認為購回股份及發行股份之一般授權、重選退任董事及更新二零零一年購股權計劃之計劃授權限額均符合本公司及股東之最佳整體利益。董事推薦本公司股東投票贊成將於股東週年大會上提呈之決議案。

此 致

各位股東 台照
及購股權之持有人 參照

主席
VTech Holdings Limited
偉易達集團
黃子欣
謹啟

二零零八年七月二十一日

鑑於根據二零零一年購股權計劃，可授出之購股權數目接近耗盡，除非計劃授權限額根據二零零一年購股權計劃之規則獲「更新」，二零零一年購股權計劃將不能繼續按其原意為本集團及其股東帶來益處。

董事認為，參與者透過二零零一年購股權計劃獲授購股權以獲得本公司股權將符合本公司及其股東之整體利益。此將激勵參與者為本集團之成功作出進一步貢獻。基於此等原因，董事將建議於股東週年大會通過普通決議案，以「更新」計劃授權限額。

通過更新計劃授權限額條件為：

(i) 於股東週年大會上以普通決議案批准更新根據二零零一年購股權計劃之計劃授權限額；及

(ii) 香港交易所及倫敦交易所(以有效及適用者為限)批准根據更新二零零一年購股權計劃之計劃授權限額可予授出之任何購股權上市及買賣。

本公司將向香港交易所及倫敦交易所(以有效及適用者為限)申請批准根據更新計劃授權限額可予授出之任何購股權上市及買賣。

6. 要求以按股數投票方式表決之程序

本公司股東要求於本公司之股東大會上以按股數投票方式表決之程序如下。

根據本公司之公司細則第75條規定，決議案是以舉手投票方式表決，除非在宣告以舉手投票方式表決有關議案之結果前，要求以按股數投票方式表決有關決議案必須：

(i) 由會議主席提出；或

(ii) 由不少於三位在場親身出席會議之股東或其代表提出；或

(iii) 由在場親身出席會議並持有不少於在會議中擁有十分之一投票權之股東或其代表提出；或

(iv) 由在場親身出席會議並持有賦予於會議上有投票權之股份中已繳付之股本總值不少於本公司所有附有該權益股份中十分之一已發行股本總值之股東或其代表提出。

由股東所委任之代表或倘股東為機構，由其正式授權代表所提出之要求，將被視作股東之同等要求。

於最後實際可行日期，已授出可認購21,323,000股股份之購股權，其中分別為：

(i) 可認購14,983,000股股份之購股權已獲行使；

(ii) 可認購6,340,000股股份之購股權已授出但尚未行使，佔本公司已發行股本約2.6%；

及可認購10,905,000股股份之購股權根據二零零一年購股權計劃已失效。於最後實際可行日期，有關已授出之購股權並無註銷。

因此，於更新計劃授權限額前根據二零零一年購股權計劃僅可授出1,192,123股股份之購股權。於最後實際可行日期，自採納二零零一年購股權計劃後，計劃授權限額從未獲更新。除二零零一年購股權計劃外，本公司並無其他已發行之購股權計劃。

董事建議更新計劃授權限額(須待股東於股東週年大會批准)，以使董事會可根據二零零一年購股權計劃授出其他購股權予參與者，從而激勵參與者為本集團之成功作出貢獻。

根據二零零一年購股權計劃及本公司所有其他購股權計劃授出之所有購股權獲行使時須予發行之份總數，合共不得超過於批准二零零一年購股權計劃當日之已發行股份10%：

(1) 本公司尋求股東批准，在遵守香港交易所上市規則的情況下，可於需要時更新根據二零零一年購股權計劃授出購股權之計劃授權限額。就此而言，所有根據二零零一年購股權計劃及本公司任何其他購股權計劃授出之購股權獲行使時可予發行之股份總數如獲「更新」，不得超逾於批准限額更新當日之已發行股份10%。就計算獲「更新」之限額而言，過往根據二零零一年購股權計劃及本公司任何其他購股權計劃授出之購股權(包括根據有關計劃該等未行使、已註銷、已作廢或已行使之購股權)將不作計算；及

(2) 根據二零零一年購股權計劃及本公司任何其他購股權計劃已授出但未行使之購股權而可能發行之最高股份總數，不得超逾不時已發行股份30%(「全部限額」)。

倘計劃授權限額在股東週年大會上獲「更新」，按於最後實際可行日期有243,510,133股已發行股份及假設於股東週年大會前本公司將不會發行或購回任何股份為基準，計劃授權限額將重訂為24,351,013股股份，相當於取得股東批准更新計劃授權限額當日已發行股份10%，而董事會將獲許根據二零零一年購股權計劃授出其他附有權利可認購最多24,351,013股股份之購股權，該批股份佔於取得股東批准更新計劃授權限額當日已發行股份10%。

按於最後實際可行日期之已發行243,510,133股股份之基準，30%全部限額為合共73,053,039股股份。因此，有關24,351,013股股份之經「更新」計劃授權限額加上已授出但未行使可認購6,340,000股股份的購股權並不超過30%的全部限額。

田先生並無與本公司或其任何附屬公司訂立不可由集團於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。田先生之任期為三年，將根據公司細則於本公司股東週年大會上輪值退任及重選。田先生將收取不時由股東於本公司股東週年大會上議決通過之董事酬金，現時為每年二萬元美元，此金額乃由董事會參考彼之職責範圍而釐定。

除上文所披露外，概無其他事項須股東垂注及並無根據上市規則第13.51(2)(h)至13.51(2)(v)條所載任何條文規定而須披露的資料。

汪穗中博士

汪穗中，太平紳士，五十七歲，自二零零一年獲委任為獨立非執行董事。汪博士獲印弟安納州 Purdue University 電機工程理學士及碩士學位，並獲頒發榮譽工程博士學位。汪博士現任德昌電機控股有限公司主席兼行政總裁，香港上海滙豐銀行有限公司、Tristate Holdings Ltd 非執行董事。彼擔任創新及科技督導委員會之委員，香港應用科技研究院有限公司主席及慈善機構小母牛香港分會董事。除上文所披露外，汪博士於過去三年並無在其他香港上市公司擔任董事職務。

汪博士並無擔任本集團其他董事職務，彼與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。

於最後實際可行日期，根據證券及期貨條例第XV部之涵義，汪博士並沒持有本公司之股份。汪博士並無與本公司或其任何附屬公司訂立不可由集團於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。汪博士之任期為三年，將根據公司細則於本公司股東週年大會上輪值退任及重選。汪博士將收取不時由股東於本公司股東週年大會上議決通過之董事酬金，現時為每年二萬美元，此金額乃由董事會參考彼之職責範圍而釐定。

除上文所披露外，概無其他事項須股東垂注及並無根據上市規則第13.51(2)(h)至13.51(2)(v)條所載任何條文規定而須披露的資料。

5. 更新二零零一年購股權計劃之計劃授權限額

根據本公司於二零零一年購股權計劃條款及按照香港交易所上市規則第17章之條文，根據二零零一年購股權計劃及本公司所有其他購股權計劃將授出之全部購股權獲行使後可予發行之股份總數最高數目不得超過批准二零零一年購股權計劃當日已發行股份10%，即22,515,123股股份。根據二零零一年購股權計劃條款，已失效的購股權將不作計算於釐定10%限額內。

股東週年大會通告所載決議案6將予提呈為一項普通決議案，重新授予董事一般無條件授權，配發、發行及處理最多達通過該決議案日，本公司已發行股本總面額10%之額外新股份。於最後實際可行日期，本公司已發行股份總數為243,510,133股。倘於股東週年大會前並無發行或購回任何股份，則本公司可配發、發行及處理之股份最多為24,351,013股額外新股份。此外，若授權本公司購回股份之決議案5獲通過，股東週年大會通告所載決議案7將予提呈為普通決議案以擴大董事配發、發行及處理股份之授權，以包括根據購回股份授權而購回之股份數目之額外股份。

董事根據決議案6及7所獲配發及發行股份之授權將於本公司二零零九年股東週年大會結束時，或本公司之股東已於股東大會上通過普通決議案撤銷或修訂該項授權(以較早者為準)。董事確定股份並無附帶任何股東優先購買權，而董事現無意根據股東週年大會通告所載決議案6及7所授予之權力配發、發行及處理股份。

4. 重選董事

根據公司細則第112(A)條，錢果豐博士、田北辰先生及汪穗中博士將於股東週年大會輪值退任，而錢果豐博士無意侯選連任，而其他兩名退任董事均符合資格並願意在股東週年大會上侯選連任。

錢果豐博士已確認彼與董事會並無任何意見分歧，且並無就彼卸任為董事而需要本公司股東注意的任何事項。

擬於股東週年大會上重選連任之董事簡介如下：

田北辰先生

田北辰，BBS，太平紳士，五十七歲，自二零零一年獲委任為獨立非執行董事。彼持有康奈爾大學電機工程學士學位及哈佛商學院工商管理學碩士學位。田先生為縱橫二千集團主席及創辦人，於一九七九年創辦縱橫二千時裝零售集團。在此之前，田先生曾於美國紐約美施百貨公司任職。田先生非常活躍於香港之社區事務，於多個機構出任不同職位，包括語文教育及研究常務委員會主席、僱員再培訓局主席、教育統籌委員會委員。田先生於二零零八年獲委任為港區全國人大代表。彼曾擔任九廣鐵路公司主席。除上文所披露外，田先生於過去三年並無在其他香港上市公司擔任董事職務。

田先生並無擔任本集團其他董事職務，彼與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。於最後實際可行日期，根據證券及期貨條例第XV部之涵義，田先生持有423,000股本公司普通股股份。彼之權益詳情載於本公司二零零八年度年報「董事會報告書」之「董事於股份、相關股份及債券之權益及淡倉」部份內。

於最後實際可行日期，黃子欣博士之總權益(包括以黃博士為成立人之酌情信託之受託人直接及間接持有之權益)為本公司之已發行股本之38.5%。

倘本公司向持股份之公眾人士購回股份之最高數目，即於最後實際可行日期之現有已發行股本之10%(惟本公司目前並無此計劃)，黃博士所佔之持股百分比(包括以黃博士為成立人之酌情信託之受託人直接及間接所持有之權益)將增至42.7%。

各董事概無意行使購回本公司股份之權力，以達致某程度使任何主要股東須就該收購守則第26條規則而作出強制性收購之建議。

股份價格及購回股份之紀錄

於最後實際可行日期前十二個月之每個月，股份於香港交易所之最高及最低買賣價如下：

	股份價格	
	最高	**最低**
	港元	*港元*
二零零七年		
七月	82.00	66.95
八月	70.80	50.40
九月	67.25	57.00
十月	66.00	53.00
十一月	69.65	61.80
十二月	69.90	55.80
二零零八年		
一月	57.85	31.00
二月	47.50	35.60
三月	39.20	29.60
四月	43.00	37.75
五月	51.10	41.00
六月	50.00	41.75
七月(截至最後實際可行日期為止)	47.45	41.05

於最後實際可行日期前六個月內，本公司概無購回任何股份。

購回股份之地位

根據百慕達法例，本公司購回之股份將視作註銷論，而本公司之已發行股份亦相對減少，但不影響法定股本之總額。

3. 發行股份之一般授權

本公司於二零零七年八月三日舉行之股東週年大會上授予董事行使本公司之權力以配發、發行及處理股份之一般授權，將於股東週年大會時到期屆滿。

購回股份之資金來源

本公司之公司組織章程大綱及細則賦予本公司購回本身股份之權力。購買股份必須運用根據本公司之公司組織章程大綱及細則及百慕達法例可供合法作此用途之資金，並將會從本公司資源中撥付。百慕達法例規定僅可運用有關股份之已繳交資本或可供分派作股息之資金，或就此發行新股所得之款項作為繳付購回股份之資金。購回時支付之溢價僅可從購回股份前可供分派或用作股息之資金，或自本公司之股份溢價賬中支付。若董事認為適當，可運用上述任何賬項借貸之資金支付購回所需之款項。

香港交易所上市規則

香港交易所上市規則的申報規定指明上市公司必須最遲在購回任何其證券之日以後第一個交易日香港時間上午九時前，向香港交易所匯報購回證券事項，並須在其年報中包括購回證券之每月分析。

英國上市規則

英國上市規則規定，本公司必須於購買日後第一個交易日倫敦時間上午七時三十分前，將本公司進行之任何股份購回通知倫敦交易所之 Regulatory Information Services（監管資訊服務）。

董事承諾

董事已向香港交易所承諾，彼等將遵照香港交易所上市規則、英國上市規則（以有效及適用者為限）及百慕達所有適用之法例，並遵照本公司之公司組織章程大綱及細則所載之規定及依據提呈之決議案行使本公司之權力以進行購回股份。

董事及關連人士

董事或（就董事作出一切合理查詢後所知及確信）其任何聯繫人士（定義見香港交易所上市規則）目前概無意於董事之購回授權獲股東批准之情況下，出售股份予本公司。

本公司之任何關連人士概無知會本公司彼等現時有意在本公司獲授權購回股份之時出售股份予本公司，亦無承諾不會出售彼等持有之股份予本公司。

香港公司收購及合併守則

倘購回股份導致某一股東於本公司有投票權股本之權益比例增加，則就香港公司收購及合併守則（「收購守則」）而言，該項增加將被列作收購論，如該項增加導致控制權有所改變，則在若干情況下，必須根據守則第26條規則提出強制性收購本公司證券之建議。

則，本公司須送呈一份載有合理所需資料之解釋文件予股東，以確保股東在知情的情況下，決定投票贊成或反對有關授予一般授權行使本公司之權力以購回本公司股份之決議案。本文件按香港交易所上市規則及英國上市規則之規定，於下文載列有關購回股份之一般授權之資料。

股本及最高可購回之股份數目

依據該項授權，公司可於香港交易所或其他交易所購回之股份數目最多為於股東週年大會當日已發行股份數目之10%。於最後實際可行日期，已發行股份總數為243,510,133股。按購回股份之一般授權之決議案獲得通過及於股東週年大會前再無任何股份發行或股份購回之基礎上，本公司將可根據購回授權，購回最多達24,351,013股股份。購回股份之一般授權只適用於已繳足之股份。

於最後實際可行日期，可認購股份但尚未行使之購股權總數為6,340,000股，約佔本公司於當日全部已發行股本2.6%。若根據現行之授權於股東週年大會前全面進行購回股份，加上新購回股份之一般授權於股東週年大會通過並於其後根據是項授權全面進行購回股份，有關可認購股份之購股權之總數佔已發行股份總數之百份比約增至3.3%。

購回股份之理由

雖然，要預計董事認為適宜購回股份的特定情況並不可行，然而董事相信獲得購回股份之權力將令本公司因靈活性增加而受惠。董事目前無意購回任何股份。

在決定進行購回與否時，董事將考慮當時之市場情況及本公司之資金安排，及有關購回會否提高本公司之每股資產淨值及／或其每股盈利。董事向股東保證，僅會在其認為符合本公司之最佳利益，及在其認為在獲得貸款或融資文據規定之一切所需同意後，可以有利之條款購回股份時，方會進行購回。

以本公司於二零零八年三月三十一日（本公司最近期公佈之已審核綜合財務報表之編製日期）之綜合財務狀況觀之，尤其以本公司於當時之營運資金狀況及購回授權涉及之股份數目計算，董事認為若於可進行購回期間全面進行購回，本公司之營運資金狀況及資本負債水平可能會受到不利影響。除非董事認為進行購回符合本公司之最佳利益，否則不會在對本公司之營運資金狀況造成重大不利影響之情況下進行購回。

購回股份之價格

根據英國上市規則，於回購股份時，可用作支付每股股份之最高價格為購回該等股份前緊接之五個交易日股份之平均市場報價加5%，而可用作支付每股股份之最低價格為0.05美元，即每股股份之面值。

vtech

VTech Holdings Limited

偉易達集團*

(於百慕達註冊成立之有限公司)

(股票代號：303)

執行董事：
黃子欣
(主席兼集團行政總裁)
應連君
彭景輝

獨立非執行董事：
錢果豐
馮國綸
田北辰
汪穗中

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港主要辦事處：
香港新界大埔
汀角路57號
太平工業中心
第一期23樓

敬啟者：

購回股份及發行股份之一般授權、
重選董事、
更新二零零一年購股權計劃之計劃授權限額及
股東週年大會通告

1. 緒言

本通函旨在向 閣下尋求批准有關建議(i)授予董事購回繳足股份及發行股票；(ii)重選董事；及(iii)更新二零零一年購股權計劃之計劃授權限額，並向 閣下提供有關建議的資料。本公司將於股東週年大會上尋求 閣下之批准。

2. 購回股份之一般授權

本公司於二零零七年八月三日舉行之股東週年大會上授予董事行使本公司之權力以購回股份之一般授權，將於即將舉行之股東週年大會時到期屆滿。

於股東週年大會上，股東週年大會通告所載決議案5將予提呈為一項普通決議案，授予董事一般無條件授權，行使本公司之一切權力，在該決議案所載條件之規限下，購回本公司之已發行股份。該項授權只涉及在香港交易所及倫敦交易所作出及按照香港交易所上市規則及英國上市規則所作出之購回。一般授權只包括直至二零零九年舉行之本公司股東週年大會結束時，或根據決議案5之授權獲本公司之股東於股東大會上以普通決議案延續、撤銷或修訂(以其中較早者為準)期間前已作出或已同意作出之購回。根據香港交易所上市規

* *僅供識別*

「參與者」	指	合資格參與二零零一年購股權計劃之人士
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.05美元的普通股
「計劃授權限額」	指	根據二零零一年購股權計劃授出之所有購股權獲行使時須予配發及發行之最高股份數目
「二零零一年購股權計劃」	指	本公司根據於二零零一年八月十日之股東決議案採納之購股權計劃
「英國」	指	英格蘭、威爾斯、蘇格蘭及北愛爾蘭聯合王國
「英國分冊」	指	由 Capita Registrars Limited(地址為:The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom)於英國存置的股東名冊
「英國上市規則」	指	由 UK Listing Authority(英國上市管理局)依據 Financial Services and Markets Act 2000第73A(2)條制定有關接納為正式牌價表之規則
「美元」	指	美國法定貨幣美元

於本文件中，除文義另有所指外，下列詞語具備以下涵義：

「股東週年大會」	指	本公司將於二零零八年九月五日香港時間下午三時三十分舉行的股東週年大會(或其任何續會或延遲)
「股東週年大會通告」	指	載於本通函第12頁至第15頁(包括首尾兩頁)的股東週年大會通告
「董事會」	指	當其時之董事會
「通函」	指	本文件
「公司法」	指	於本文件日期經修訂，重新制定，取替或修改之一九八五年英國公司法及根據二零零六年英國公司法有關的法例
「本公司」	指	VTech Holdings Limited，乃根據百慕達1981《公司法》(經修訂)在百慕達註冊成立的獲豁免公司，其股份於香港交易所主板及英國上市管理局之正式牌價表上市
「董事」	指	本公司當其時之董事，包括所有獨立非執行董事
「委任表格」	指	本通函隨附之代表委任表格用於股東週年大會上
「本集團」	指	本公司及當其時之附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「香港分冊」	指	由香港中央證券登記有限公司(地址為：香港皇后大道東183號合和中心18樓1806–07室)於香港存置的股東名冊
「香港交易所」	指	香港聯合交易所有限公司
「香港交易所上市規則」	指	香港交易所證券上市規則
「最後實際可行日期」	指	二零零八年七月十六日，即刊印本文件之前之最後實際可行日期，以核實本文件內之若干資料
「倫敦交易所」	指	London Stock Exchange plc

目　錄

此乃重要文件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何方面或應採取之行動有任何疑問，應立即諮詢　閣下之獨立財務顧問、股票經紀、律師、專業會計師或其他依據 UK Financial Services Act 及 Markets Act 2000獲授權之專業顧問。

閣下如已售出或轉讓名下全部之本公司股份，應立即將本通函連同隨附之代表委任表格送交買方或承讓人或其他相關人士，以便轉交買方或承讓人。

vtech

VTech Holdings Limited

偉易達集團*

(於百慕達註冊成立之有限公司)

(股票代號：303)

購回股份及發行股份之一般授權、重選董事、更新二零零一年購股權計劃之計劃授權限額及股東週年大會通告

本通函應以整體一併閱讀，敬請　閣下垂注董事會函件已載列於本通函第3頁至第11頁內(包括首尾兩頁)。偉易達集團的股東週年大會將於二零零八年九月五日香港時間下午三時三十分假座香港金鐘道88號太古廣場1期5樓太古廣場會議中心Elbrus廳舉行，股東週年大會通告載於本通函第12頁至第15頁(包括首尾兩頁)。

無論　閣下能否出席該股東週年大會，務請盡早將隨附之代表委任表格按其指示填妥交回，惟無論如何須於大會指定舉行時間四十八小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會，並於會上投票。

* *僅供識別*

二零零八年七月二十一日

END